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REGISTRANT'S NAME All Nippon Airways Co Ltd

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**FORMER NAME

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PROCESSED
AUG 10 2007
THOMSON
FINANCIAL

FILE NO. 82- 01269

FISCAL YEAR 3-31-07

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DAT : 8/7/07

082-01569

All Nippon Airways Co., Ltd.



Staying on Course—

Working to Be Asia's Number One Airline

Annual Report 2007

For the Year Ended March 31, 2007

3-31-07
AR/S

ANA

A STAR ALLIANCE MEMBER

Profile



In the more than 50 years since its founding in 1952, All Nippon Airways Co., Ltd. (ANA), has provided air transportation services, with the highest priority on safe operations. ANA is proud of the high level of trust that customers have placed in the Company. As a result of that trust, ANA has grown into a world-class airline, with more than 51 million passengers a year.

With an overriding emphasis on safety and customer satisfaction, the ANA Group will continue working to be the number one airline group in Asia.




59
ANA
ANA

Contents

Forward-Looking Statements

This annual report contains statements based on ANA's current plans, estimates, strategies, and beliefs; all statements that are not statements of historical fact are forward-looking statements. These statements represent the judgments and hypotheses of the Company's management based on currently available information. Air transportation, the Company's core business, involves government-mandated costs that are beyond the Company's control, such as airport utilization fees and fuel taxes. In addition, conditions in the markets served by the Company are subject to significant fluctuations. It is possible that these conditions will change dramatically due to a number of factors, such as demand trends, sales prices, crude oil price fluctuations, the international situation, the economic environment, foreign exchange rate fluctuations, and others. Due to these risks and uncertainties, it is possible that the Company's future performance will differ significantly from the contents of this annual report. Accordingly, there is no assurance that the forward-looking statements in this annual report will prove to be accurate.

Our Commitments

On a foundation of security and reliability, the ANA Group will

- Create attractive surroundings for customers
- Continue to be a familiar presence
- Offer dreams and experiences to people around the world

ANA Group Safety Principles

Safety is our promise to the public and is the foundation of our business.
Safety is assured by an integrated management system and mutual respect.
Safety is enhanced through individual performance and dedication.

ANA Voted Airline of the Year for 2007


2007

Mineo Yamamoto, *President and Chief Executive Officer*

Commended for Enhancing Quality and Improving Results in a Severe Operating Environment

In January 2007, *Air Transport World* (*ATW*), the global aviation industry's leading monthly magazine, voted ANA Airline of the Year* for 2007. *ATW* cited ANA's introduction of innovative services while maintaining safe operations and the Company's improved operating results, achieved despite several factors dampening air transportation demand and changes in the domestic competitive environment. The ANA Group Corporate Philosophy states that we conduct business on a foundation of security and reliability for customers. We are delighted to receive this award as a confirmation that we are successfully implementing this principle.

An Airline Offering Dreams and Experiences to People around the World

ANA has been providing regular international service for 21 years, and it is deeply honored to receive this globally recognized award. We thank all our stakeholders for their continuous support and assure them that this award will inspire us to strive even harder to become an airline that offers dreams and experiences to people around the world.

* *Air Transport World*'s Airline of the Year award recognizes excellence in the airline and commercial aerospace industries. Published since 1961, *Air Transport World* is the leading monthly magazine in the global aviation industry, and the Airline of the Year award, started in 1974, is one of the most prestigious industry awards.

Consolidated Financial Highlights

All Nippon Airways Co., Ltd. and its consolidated subsidiaries[1]
Years ended March 31, 2007, 2006 and 2005

	Yen (Millions)			U.S. dollars[2] (Thousands)
	2007	2006	2005	2007
For the Year				
Operating revenues	¥1,489,658	¥1,368,792	¥1,292,813	$12,618,873
Operating expenses	1,397,468	1,279,990	1,215,039	11,837,933
Operating income	92,190	88,802	77,774	780,940
EBITDA[3]	180,800	165,003	148,220	1,531,554
Income before income taxes and minority interests	51,064	52,433	45,679	432,562
Net income	32,658	26,722	26,970	276,645
Cash flows from operating activities	158,714	128,525	149,070	1,344,464
Cash flows from investing activities	(128,298)	(46,449)	(169,247)	(1,086,811)
Cash flows from financing activities	(100,897)	(3,137)	(51,600)	(854,697)
Free cash flow (loss)	30,416	82,076	(20,177)	257,654
At Year-End				
Total assets	¥1,602,091	¥1,666,843	¥1,606,613	$13,571,292
Interest-bearing debt	749,446	846,317	942,256	6,348,547
Total shareholders' equity[4]	398,223	346,309	214,284	3,373,342

	Yen			U.S. dollars[2]
Per Share Data				
Net income	¥ 16.77	¥ 15.64	¥ 17.26	$0.142
Net assets	204.42	177.89	128.31	1.731
Cash dividends	3.00	3.00	3.00	0.025

	%		
Management Indexes			
Operating income margin	6.2	6.5	6.0
ROA[5]	6.0	5.7	5.2
ROE[6]	8.8	9.5	14.8
Equity ratio[7]	24.9	20.8	13.3
Debt/equity ratio (times)[7]	1.9	2.4	4.4

Operating Data			
Domestic passenger services:			
Available seat-km (millions)	62,414	60,973	60,648
Revenue passenger-km (millions)	40,564	39,712	38,454
Number of passengers (thousands)	46,471	45,474	44,486
Load factor (%)	65.0	65.1	63.4
International passenger services:			
Available seat-km (millions)	26,607	25,338	25,190
Revenue passenger-km (millions)	20,145	18,769	19,191
Number of passengers (thousands)	4,552	4,135	4,116
Load factor (%)	75.7	74.1	76.2
Cargo tons:			
Domestic (tons)	457,914	440,750	422,397
International (tons)	277,571	248,735	234,417

Notes:
1. As of March 31, 2007, there were 95 consolidated subsidiaries and 25 equity-method subsidiaries and affiliates.
2. U.S. dollar amounts in this report are translated, for convenience only, at the rate of ¥118.05=US$1, the approximate exchange rate as of March 30, 2007.
3. EBITDA = operating income + depreciation and amortization
4. Total shareholders' equity = shareholders' equity + valuation, translation adjustments and others
5. ROA = (operating income + interest and dividend income) / simple average of total assets
6. ROE = net income / simple average of total shareholders' equity
7. Figures are calculated using total shareholders' equity.

ANA Achieves Consecutive Years of Record-High Operating Revenues and Income

- With strong passenger demand on both domestic and international routes, operating revenues rose 8.8%, to a record high of ¥1,489.6 billion.
- Price hedging and fuel management measures were used to counter higher jet fuel prices. In addition, the ANA Group's cost structure was reformed. These initiatives helped limit the increase in operating expenses to ¥1,397.4 billion, a rise of 9.2%.
- Operating income increased 3.8%, to a record high of ¥92.1 billion.
- Net income was up 22.2%, to ¥32.6 billion.
- Cash dividends were maintained at ¥3.00 per share.

Operating Revenues


1,600
1,200
800
400
0
1,489.6
03/3
04/3
05/3
06/3
07/3

Operating Income (Loss) / Operating Income (Loss) Margin


100
75
50
25
0
-25
8
6
4
2
0
-2
92.1
6.2
03/3
04/3
05/3
06/3
07/3

Net Income (Loss)


40
20
0
-20
-40
32.6
03/3
04/3
05/3
06/3
07/3

EBITDA


100
0
180.8
03/3
04/3
05/3
06/3
07/3

ROA / ROE


(%)
30
15
0
-15
-30
8.8
6.0
03/3
04/3
05/3
06/3
07/3
ROA
ROE

Total Shareholders' Equity / Equity Ratio


(%)
450
300
150
0
30
20
10
0
398.2
24.9
03/3
04/3
05/3
06/3
07/3

Free Cash Flow (Loss)


90
60
30
0
-30
30.4
03/3
04/3
05/3
06/3
07/3

Interest-Bearing Debt / Debt/Equity Ratio


(times)
12
9
6
3
0
749.4
1.9
03/3
04/3
05/3
06/3
07/3

Business Activities

Air Transportation

Domestic Passenger Operations

International Passenger Operations

Segment Revenues as a Percentage of Operating Revenues


72.6%


42.2%


16.2%

Segment Revenues


03/3
04/3
05/3
06/3
07/3


03/3
04/3
05/3
06/3
07/3


03/3
04/3
05/3
06/3
07/3







ANA and its six air transportation operators provide passenger, cargo, and mail transportation services. According to IATA (International Air Transport Association) passenger transport statistics, the ANA Group ranks eighth among the world's airlines. International Airport Utility Co., Ltd., and ANA Aircraft Maintenance Co., Ltd., provide a range of services for customers at airports, in addition to aircraft maintenance services and airport handling services. These services are also provided to domestic and international airlines outside the ANA Group.

ANA operates 938 flights a day on 130 routes. With 46.5 million passengers a year, the Company has a top market share of 48.4%. In line with its key words "simple" and "convenient," ANA is working to improve all aspects of its service, from reservations to ticket purchase, check-in, and boarding.

ANA operates 596 flights a week on 38 routes and carries 4.6 million passengers a year to cities around the world. The Company is a leading member of Star Alliance, the world's largest airline alliance. In conjunction with other member airlines, ANA provides high-quality and extremely reliable air transportation services. The Company is focused on expanding its East Asia network, centered on China.

Airlines by Number of Revenue Passengers in 2006

(Thousand passengers)

Rank	Airline	Number of Passengers
1	American Airlines	99,835
2	Southwest Airlines	96,277
3	Delta Air Lines	73,584
4	United Airlines	69,265
5	Northwest Airlines	55,925
6	Lufthansa	51,213
7	Air France	49,411
8	All Nippon Airways	49,226
9	Japan Airlines International	48,911
10	China Southern Airlines	48,512

Source: IATA World Transport Statistics

ANA Group's Share of Domestic Passengers in 2006


ANA
48.4%
JAL
Others

Sources: Ministry of Land, Infrastructure and Transport; Annual Security Reports

Cargo and Mail Operations



6.1%
(¥ Billions)
03/3
04/3
05/3
06/3
07/3



ANA CARGO

ANA uses cargo freighters and available cargo space on passenger aircraft for its cargo and mail operations. With four cargo freighters, the Company runs 8 domestic flights a day on 5 routes and 108 international flights a week on 20 routes. ANA's aim is to tap into growing demand for air cargo transportation, especially in Asia. To that end, the Company is expanding its network by increasing the number of cargo freighters.

Travel Services



12.1%
(¥ Billions)
03/3
04/3
05/3
06/3
07/3



アメリカ
北海道
ANAハローツアー
アジア

ANA Sales Co., Ltd., markets airline tickets, mainly for ANA flights, and develops and sells travel products using ANA Group air transportation services and accommodations at IHG ANA Hotels Group Japan hotels. The principal products are *ANA Hallo Tour* overseas travel packages and *ANA Sky Holiday* domestic travel packages.

Hotel Operations



3.9%
(¥ Billions)
03/3
04/3
05/3
06/3
07/3



ANA formed a joint venture with the InterContinental Hotels Group, the world's largest hotel group by number of rooms. IHG ANA Hotels Group Japan operates and franchises 30 hotels in Japan.

* On June 1, 2007, ANA transferred its hotel business outside the Group. ANA is now focusing on strengthening hotel operating functions.

Other Businesses



11.4%
(¥ Billions)
03/3
04/3
05/3
06/3
07/3



ANA FESTA

In other businesses, ANA's operations are principally related to air transportation. Areas of business include information and telecommunications, trading, retailing, building maintenance, ground transportation, and distribution.

In information and telecommunications, the ANA Group promotes the development and sales of air transport related information terminals and software. In distribution, the Group manages cargo storage and deliveries, and in trading it handles import/export of air transport related materials as well as retail and direct sales.

Volume of International Cargo



(Thousand tons)
1,500
1,200
900
600
300
0
1,310
03/3
04/3
05/3
06/3
07/3

Source: Ministry of Land, Infrastructure and Transport
Note: Volume of international cargo shipment carried from Japan by Japanese airlines.

Star Alliance Members

ANA
AIR CANADA
AIR NEW ZEALAND
ASIANA AIRLINES
Austrian
bmi
LOT POLISH AIRLINES
Lufthansa
Scandinavian Airlines
SINGAPORE AIRLINES
SOUTH AFRICAN AIRWAYS
Spanair
swiss
TAP PORTUGAL
THAI
UNITED
US AIRWAYS
AIR CHINA*
SHANGHAI AIRLINES*
TURKISH AIRLINES*

* Airlines due to become members of Star Alliance

Consecutive Years of Record-High Operating Revenues and Income

In the fiscal year ended March 2007, ANA faced a challenging operating environment, marked by continued increases in fuel prices and the entry of a competitor airline on the Tokyo–Sapporo route. Despite this, we succeeded in securing increased numbers of high-yield passengers as international and domestic passenger demand remained firm, and we strengthened in-flight facilities and services and yield management. We also implemented a fare revision and contained operating expenses through hedge transactions to stabilize fluctuations in fuel costs as well as by reforming our cost structure. As a result, operating revenues were ¥1,489.6 billion and operating income was ¥92.1 billion, both consecutive record highs for the Company. We also improved our financial position by continuing to reduce interest-bearing debt.

We introduced 21 new aircraft and decided on the sale of 9 Boeing 747-400s, thus making steady progress toward achieving our goal of introducing highly fuel-efficient aircraft under the ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010).

Let me take this opportunity to thank our shareholders and investors for their continued understanding and support of our management strategy.

Strengthening Transportation Safety Systems and Improving Fundamental Quality of Our Operations

One of the ANA Group safety principles states: "Safety is our promise to the public and is the foundation of our business." Despite our steadfast commitment to upholding this principle, recently there were two highly regrettable incidents. On March 13, 2007, at Kochi Ryoma Airport, the landing gear of a Bombardier DHC-8-400 malfunctioned, and the aircraft made a forced emergency landing. In addition, in May 27, 2007, our Haneda Airport domestic passenger system experienced network problems. This caused a substantial number of delays and canceled flights. The ANA Group wishes to sincerely apologize to its customers, shareholders, and investors.

We take these issues with the utmost seriousness, and we are devoting all efforts to verifying our safety systems and preventing a reoccurrence. As we prepare for our next stage of growth, we will review the basics of our business and strengthen the Group's air transportation safety systems as well as the fundamental quality of our operations.

Outline of ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010)

Goal

To become the number one airline in Asia in all areas of quality, customer satisfaction, and value creation

Numerical Objectives

	Fiscal year ending March 2010		Fiscal year ending March 2010
Operating Revenues	¥1,550.0 billion	Net Income	¥42.0 billion
Operating Income	¥100.0 billion	ROA	6%–7%
Operating Income Margin	6.5%	Debt/Equity Ratio	approximately 2 times

Key Strategies

International Passenger Operations
—Increase profits through an expanded network
- Implement strategic network development
- Move to South Wing, Terminal 1, Narita Airport
  —Asia hub airport for Star Alliance

Cargo and Mail Operations
—Expand scale of operations to strengthen foundation
- Add freighters
- Expand network based on freighters
- Expand distribution tie-ups

Domestic Passenger Operations
—Further increase unit revenues
- Enhance demand-supply matching
- Increase competitiveness

Improve Cost Structure
—Shift to corporate constitution that is less susceptible to economic fluctuations
- Reduce indirect fixed costs
  —Trim by ¥10.0 billion by fiscal year ending March 2008
- Reduce direct costs
  —Trim by ¥10.0 billion by fiscal year ending March 2010
- Implement Fleet Strategy



Mineo Yamamoto, President and Chief Executive Officer

Continued Steady Implementation of ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010) in Fiscal Year Ending March 2008

In the fiscal year ending March 2008, we plan to steadily implement the ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010). The operating environment is expected to remain severe with continuing high fuel prices. However, with transportation safety our first priority, we will remain focused on the growth areas of international passenger operations and international cargo and mail operations as we work to build a corporate and financial structure that is resilient to changes in the business environment.

In the fiscal year ending March 2008, air transportation revenues are forecast to increase 5.1%. Taking into account the transfer of the hotel business in June 2007, the forecast for consolidated operating revenues is ¥1,490.0 billion, approximately the same level as in the previous fiscal year. Operating income is forecast to decrease 14.3%, to ¥79.0 billion, largely attributable to an increase in operating expenses stemming from higher fuel prices and the transfer of the hotel business. Net income is forecast to increase 96.0%, to ¥64 .0 billion, due to gains on the transfer of the hotel business offsetting a loss related to aircraft.

Forecasts for Fiscal Year Ending March 2008 (Consolidated)

Yen (Billions)

March 31,	2008 (Forecast)	2007 (Actual)
Operating Revenues	1,490.0	1,489.6
Operating Expenses	1,411.0	1,397.4
Operating Income	79.0	92.1
Operating Income Margin (%)	5.3	6.2
Net Income	64.0	32.6
Dividends (Yen)	5.00	3.00

Forecasts by Segment for Fiscal Year Ending March 2008

Yen (Billions)

March 31,		2008 (Forecast)	2007 (Actual)
Air Transportation	Operating Revenues	1,312.0	1,248.7
	Operating Income	72.0	79.7
Travel Services	Operating Revenues	217.0	208.0
	Operating Income	2.0	1.9
Hotel Operations	Operating Revenues	–	66.6
	Operating Income	–	5.2
Other Businesses	Operating Revenues	193.0	196.8
	Operating Income	5.0	5.6

Note: Before intercompany eliminations

ANA and the InterContinental Hotels Group will co-brand hotels through a hotel operating joint venture, IHG ANA Hotels Group Japan. By transferring hotel-related shares and assets, we are now close to realizing our goal of focusing management resources on air transportation operations under the ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010).

• International Passenger Operations – Strengthening Measures to Tap High-Yield Business Demand

Since 2004, our marketing strategy has concentrated on high-yield passengers in the business class segment. In conjunction with rigorous revenue management, this initiative has resulted in significant improvements in the passenger yield* and profitability.

In the fiscal year ending March 2008, we expect to see higher yield contributing to increased revenues as we further expand our route network. The increased flights that were introduced in winter 2006 are now contributing to revenues throughout the entire year.

To mark the 35th anniversary of the restoration of diplomatic relations between China and Japan, we are planning several charter flights between cities in Japan and China during the period from August to November 2007. We are also making preparations for the establishment of a new route between Haneda and Shanghai Hongqiao Airport. Further, in September 2007 we will launch the *ANA BusinessJet* service (business class only) on the Narita–Bombay route. In accordance with our policy of matching aircraft supply to demand trends, we will introduce the highly fuel-efficient Boeing 777-300ER on the Narita–London and Narita–San Francisco routes, thus targeting even higher profitability.

* Passenger yield = passenger operating revenues / revenue passenger-km (RPK)

• Cargo and Mail Operations – Reinforcing Business through Route Network Expansion

In the fiscal year ended March 2007, growth was sluggish in the international air cargo market. However, we continued to expand our route network, introducing our fourth cargo freighter and starting the Centrair–Chicago route. As a result, international cargo revenues increased 12.3% from the previous fiscal year. Total cargo and mail revenues were up 8.7% year on year, to ¥105.1 billion, the first time they have exceeded the ¥100 billion level.

In the fiscal year ending March 2008, we will consign cargo operations to ABX Air, Inc., of the United States, and will effectively have six freighters at our disposal. Through measures like these, our focus will continue to be network expansion on Asia (centered on China)–Japan/North America routes. We will provide weekday daily services on high-demand routes to meet customer needs.

In July 2007, we announced our future cargo hub concept for Okinawa. Taking advantage of its close position to China and the rest of Asia, we are seeking further growth in our cargo operations.

• Domestic Passenger Operations – Enhanced Competitiveness Leads to Increased Unit Revenues

In domestic passenger operations during the year under review, we have been pursuing a strategy of improving unit revenues* by matching supply to demand trends through the introduction of narrow-body aircraft and raising transportation turnover while maintaining available seat-km (ASK). As a result, unit revenues increased 3.5% during the year under review from the previous year.

As the expansion of Haneda Airport will result in intensified competition, we intend to continue to optimize our network and enhance profitability in the fiscal year ending March 2008. We entered into a code-sharing agreement with Starflyer on the Tokyo-Kitakyushu route in June 2007. Working to meet passenger demand, we strengthened our sales with the promotion of the *Tabi-Wari* discount fare, which satisfies a wide variety of customer needs. We also intensively promoted our *SKiP* service, which we introduced in 2006, as part of our strategy to attract new customers to ANA. Further, we increased the number of our highly-acclaimed *Super Seat Premium* seats in order to offer customers high-quality services clearly differentiated from our competitors.

* Unit revenues = passenger operating revenues / available seat-km (ASK)

Stepped-up Introduction of Fuel-Efficient, Wide-Body Aircraft

With a long-term prospect of high fuel prices, we are promoting the introduction of new highly economical, fuel-efficient aircraft. This is an acceleration of our Fleet Strategy, implemented from the fiscal year ended March 2004. In the fiscal year ended March 2007, we decided on the sale of nine Boeing 747-400s and placed additional orders for four Boeing 777-300ERs. We are focusing on the stepped-up introduction of the wide-body Boeing 777-300ER, which has particularly high fuel efficiency on long-haul routes. In these ways, we are enhancing profitability in preparation for the completion of the Haneda Airport expansion project.

We are also making intensive preparations for the May 2008 introduction of the new medium-sized Boeing 787, which will be a key aircraft in the ANA Group's ongoing Fleet Strategy.

Progress in Improving Financial Position and Planned Dividend Increase

The transfer of the hotel business yielded proceeds of ¥281.3 billion, a figure in excess of our original projections. We will use these funds to improve the competitiveness of our air transportation operations and to strengthen our financial position. At the end of the fiscal year ending March 2008, we project a debt/equity ratio* of about 2 times, very close to the target set in the ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010). Therefore, our efforts to improve the balance sheet in recent years will have achieved a measure of success.

ANA gives a high priority to providing a return to shareholders, and, on the assumption that ANA meets its forecasts in the current fiscal year, the Company plans to raise the annual dividend from ¥3.00 per share to ¥5.00 per share for the fiscal year ending March 2008.

* Includes off-balance lease obligations

Becoming Asia's Number One Airline, Targeting Expansion of Haneda Airport and Beyond

Work has begun on the construction of the fourth runway at Haneda Airport, due for completion in October 2010. The Japanese government has outlined Japan's Asian Gateway Initiative, which has prompted lively debate on the positioning of Haneda Airport in terms of internationalization and further deregulation. Japan's aviation industry is clearly moving toward a big bang with the completion of the Haneda Airport expansion. Moreover, the trend in the global aviation industry is toward liberalization. To succeed in this environment, the ANA Group aims to become the airline that truly represents Asia, delivering on quality, customer satisfaction, and value creation.

The ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010) is on track. We will continue in our efforts to increase profitability and achieve our target of ¥100.0 billion in operating income in the fiscal year ending March 2010.

July 2007



Mineo Yamamoto
President and Chief Executive Officer

Strengthening Safety Measures

• Safety Measures for Bombardier Aircraft

On March 13, 2007, an ANA Bombardier DHC-8-400 was forced to land at Kochi Ryoma Airport without deploying its nose landing gear. After this, based on a technical circular directive issued by Japan's Civil Aviation Bureau, an emergency inspection was carried out on the nose landing gear of all of ANA's Bombardier aircraft. As an additional precautionary measure, daily visual and operational checks were made on the operation of the housing door for both the nose and main landing gear as well as the bolts on the mechanism of the nose landing gear. To further confirm the safety of the aircraft, certain key items from ANA's heavy maintenance check (key components related to landing gear and control devices) were subject to special inspection on all Bombardier aircraft.

Further, Bombardier Inc.'s top management expressed its desire to strengthen the company's engineering support systems in Japan such that a meeting was convened between representatives from Japanese airlines and Bombardier engineering specialists, and a supply base will be established at Narita Airport. Also, with the support of a Bombardier engineering team, the aircraft that displayed the malfunction has been thoroughly inspected and repaired. We are devoting our best efforts to ensuring safety.

• Establishment of ANA Group Safety Education Center

On January 1, 2007, the ANA Group established the Safety Education Center. The center allows ANA Group employees to draw lessons from past aviation accidents and incidents, to raise their awareness about the importance of air transportation safety, and to consider methods to achieve the safest level of transportation possible. Training programs for Group employees began in February.



ANA Group Safety Education Center

Fundamental Approach to Corporate Governance

ANA believes that it is essential to institute a system of corporate governance that promotes operational (management) transparency and accountability to stakeholders in order to continue enhancing ANA's enterprise value.

Implementation of Corporate Governance Initiatives

ANA's Corporate Governance Status, Including Organizational Structure for Decision Making, Execution, and Management Oversight

• Governing Bodies of the Company

ANA's management system comprises 16 directors, 5 corporate auditors, and 35 corporate executive officers (including those who are both directors and corporate executive officers). For important administrative issues, discussions are held and decisions are made by the Management Committee, which is chaired by the president and includes the 13 directors who are also corporate executive officers, 2 corporate auditors, and other corporate executive officers. Under the Corporation Law of Japan, certain issues must be considered by the board of directors, which makes the final decision on such issues.

The board of directors is led by the chairman. In addition to the directors, 2 of whom are external directors, the board includes 5 auditors, 3 of whom are external auditors. The board of directors met 13 times in the fiscal year ended March 2007, including extraordinary meetings.

• Enhancement of Internal Control System and Risk Management System

In April 2003, ANA founded its internal control system, which comprises the Risk Management Committee, the Compliance Committee, and the Internal Audit Division. In addition, the Finance & Accounting Division is considering the establishment of an internal control system for financial disclosure in accordance with the Financial Product Trading Law.

The Risk Management Section of the CSR Promotion Division, which was established in April 2007, has been assigned as the Risk Management Committee's secretariat. The Risk Management Committee works with Risk Management Leaders assigned to major departments and affiliated companies to facilitate risk management activities. Risk Management Leaders, who are also Compliance Leaders and Information Security Leaders, act as promulgators of risk management. The Risk Management Committee has also established subcommittees with expertise in specific risks, such as the Air Transportation Safety / Crisis Management Subcommittee and the Information Security Subcommittee. In addition, in the event of the occurrence of certain risks, temporary subcommittees will be formed to take action in a cross-sectional manner.

• Internal Audits, Audits by Corporate Auditors, and Account Audits

Internal audits are performed by the Internal Audit Division, which carries out operational audits and accounting audits for ANA and Group companies. Each year, more than 60 audits are performed on Company offices or Group companies, with approximately 180 subjects being audited once every three years. Information on important issues that emerge from the audits is reported to the independent auditors via the Finance & Accounting Division. Auditing results are reported to the president each month, and important items are reported to the corporate auditors quarterly.

Audits by corporate auditors are performed by the five corporate auditors. Each corporate auditor conducts audits of operations at each office and audits of subsidiaries and reports the results to the board of corporate auditors and to the representative directors. The auditors share information and opinions with the Internal Audit Division and the independent auditors on a quarterly basis and work to enhance auditing.

As for account auditing, Ernst & Young ShinNihon audited the Company, its work sites, and Group companies in accordance with the Corporation Law and the Securities and Exchange Law of Japan. Auditing results were reported to ANA's management and to the board of corporate auditors.

Internal Control System and Risk Management System


Board of Directors
President & CEO
Internal Control System
Internal Audit Division
Risk Management Committee
Risk Management Subcommittee
Compliance Committee
Chief Risk Management Officer (Executive Vice President, CSR Promotion)
Risk Management & Compliance (Executive Office)
Risk Management Leaders
Chief Compliance Officer (Executive Vice President, CSR Promotion)
Risk Management & Compliance
Compliance Leaders
Risk Management System

Independent Auditors Engaged in Audits

Name of Accountant		Name of Audit Corporation
Engagement Partner	Kazuo Tanimura	Ernst & Young ShinNihon
	Masatsugu Hamada	
	Mitsuo Cho	

Notes: 1. All the independent auditors have less than seven continuous auditing years. Therefore, figures for continuous auditing years have been omitted.
2. The independent auditors have voluntarily adopted a system whereby their executive officers cease from ANA account auditing after a specified period.

There are eight Certified Public Accountants, five Junior Accountants, and one other staff member assisting with audit services.

Personal Relationships, Business Relationships, and Other Interests between the Company and External Directors or Auditors

The Company has two external directors: Mr. Misao Kimura and Mr.

Shosuke Mori. Nagoya Railroad Co., Ltd., where Mr. Kimura serves as chairman and representative director, is the largest shareholder of ANA, holding 3.69% of the total issued stock. In addition, ANA and Nagoya Railroad Co., Ltd., have dealings concerning the consignment of flight ticket sales business. There is no particular business relationship between ANA and the Kansai Electric Power Co., Inc., where Mr. Mori serves as president and representative director.

The three external auditors are Mr. Kunitaka Kajita (standing corporate auditor), Mr. Shingo Matsuo, and Mr. Hideo Minamiyama. There are no particular business relationships between ANA and Mr. Kajita, Mr. Matsuo, or Mr. Minamiyama or between ANA and Kyushu Electric Power Co., Inc., where Mr. Matsuo serves as president and representative director, or Hokkaido Electric Power Co., Inc., where Mr. Minamiyama serves as chairman and representative directors.

Corporate Governance Activities in the Fiscal Year Ended March 2007

• Advisory Board

In order to hear frank and open opinions and advice about the Group's management, ANA has established the Advisory Board, which consists of seven members with a range of backgrounds. The board met four times during the fiscal year ended March 2007.

• Enhancing the Internal Control System

In the fiscal year under review, ANA made the following efforts to reinforce its internal control system, which is an important part of the infrastructure supporting effective corporate governance.

<Risk Management Function>

We worked to reinforce the effectiveness of our operational continuance plan, which was formulated in response to the risk of a large earthquake in the Kanto region, where our management resources are concentrated, or a Tokai earthquake. In particular, we formulated individual operational continuance plans at each department level.

Also, we strengthened the efficiency of our safety confirmation system by conducting Companywide operational training sessions. In information security, we trained employees using e-learning and reinforced our information security systems, including those for the protection of individual customer information.

<Compliance Function>

We adopted a policy of reexamining our compliance function. Under this policy, we evaluated the extent to which compliance penetrates the Company and worked to strengthen it. In addition, we increased the number of compliance leaders and appointed sub-leaders. In accordance with the provisions of the Whistleblower Protection Act of April 2006, we established regulations concerning the handling of internal reporting and disseminated them throughout the ANA Group and to our business partners. We rigorously enforced codes of conduct for temporary workers, improved our systems for security trade control, appropriately adjusted our contract and temporary work systems, and strictly managed working hours.

<CSR Activities>

The CSR Promotion Division was established in April 2007 to coordinate CSR activities throughout the entire ANA Group. Internal control, environment-related, and social responsibility functions are now integrated within the CSR Promotion Division. Headed by the executive responsible for CSR, the division will work to strengthen the Company's CSR system.

<Internal Auditing Function>

In the fiscal year ended March 2007, the Internal Audit Division implemented audits at approximately 70 offices and Group companies. Areas covered in the audits included accounting practices, quality control systems, compliance with regulations, and the protection of personal information.

Limited Liability Agreements

ANA has entered into agreements with external directors and external auditors whereby their liability for actions set forth in Article 423, paragraph 1 of the Corporation Law is limited to the amount provided for in Article 427, paragraph 1 of the Corporation Law.

Number of Directors

The Company's Articles of Incorporation stipulate that ANA shall have no more than 20 directors.

Requirements for Election of Directors

The Company's Articles of Incorporation stipulate that directors shall be elected by the majority voting rights of a meeting of shareholders, where the shareholders present at the meeting are holding one-third or more of the voting rights of all shareholders.

Special Resolutions at General Meeting of Shareholders

With regard to the passing of special resolutions at the General Meeting of Shareholders, as stipulated in Article 309 of the Corporation Law, the Company's Articles of Incorporation were amended to state that the presence of shareholders representing not less than one-third of voting rights is required for a quorum, and the affirmative votes of two-thirds of the voting rights present are required to pass the special resolution. By relaxing the quorum requirements for a special resolution, ANA aims to promote smoother management of the General Meeting of Shareholders.

Board Members' Remuneration and Audit Fees in the Fiscal Year Ended March 2007

Board Members' Remuneration

ANA paid the following remuneration to directors and auditors.

Remuneration paid to directors	¥420 million
(of which ¥6 million paid to external directors)	
Remuneration paid to auditors	¥81 million
(of which ¥33 million paid to external auditors)	
Total	¥501 million

Audit Fees

ANA paid the following fees to Ernst & Young ShinNihon.

Fees in accordance with services described in Clause 1, Article 2 of the Certified Public Accountant Law	¥59 million
Fees based on services other than above	¥62 million
Total	¥122 million

* The above audit fees include the audit fees described in the Corporation Law of Japan and the Securities and Exchange Law of Japan.

Management Members and Group Organization

(As of June 25, 2007)



Front row, *from left*, K. Kubo, Y. Ohashi, M. Yamamoto, S. Omae, and S. Ito
Back row, *from left*, K. Okada, M. Morimoto, S. Nagase, T. Hidema, and A. Nomoto

Board of Directors

Yoji Ohashi
Chairman of the Board

Mineo Yamamoto
President & Chief Executive Officer
Chairman of the Management Committee,
Chief of Safety Promotion Committee,
Chief of Risk Management Committee,

Suguru Omae
Senior Executive Vice President
Operations & Airport Services,
Corporate Safety and Audit,
Chairman of Safety Promotion Committee

Koshichiro Kubo
Senior Executive Vice President
Executive Office, Personnel,
Human Resource University Preparatory Office, Employee Relations,
Business Support

Shinichiro Ito
Senior Executive Vice President
Marketing & Sales, CS Promotion,
Chairman of CS Promotion Committee

Shin Nagase
Executive Vice President
General Administration, Public Relations,
CSR Promotion,
Chairman of CSR Promotion Committee,
Chairman of Environment Committee,
Chairman of Risk Management Committee,
Chairman of Compliance Committee

Mitsuo Morimoto
Executive Vice President
Flight Operations

Tomohiro Hidema
Executive Vice President
Investor Relations, Group Business Development, Finance & Accounting,
Purchasing, Facilities

Keisuke Okada
Executive Vice President
International & Regulatory Affairs,
Alliance & International Affairs,
Information Technology Services,
Chairman of Information Technology Strategy

Akinori Nomoto
Executive Vice President
Cargo Marketing & Services

Hiroyuki Ito
Executive Vice President
Engineering & Maintenance

Junko Yamauchi
Executive Vice President
Inflight Services

Osamu Shinobe
Executive Vice President
Corporate Planning, B787 Launch Project

Katsumi Nakamura
Executive Vice President
Operations & Airport Services,
Chairman of Operations Committee

Misao Kimura
External Director
Chairman and Representative Director of Nagoya Railroad Co., Ltd.

Shosuke Mori
External Director
President and Representative Director of the Kansai Electric Power Co., Inc.

Corporate Auditors

Kunitaka Kajita
Corporate Auditor

Koichiro Ono
Corporate Auditor

Koji Ohno
Corporate Auditor

Shingo Matsuo
External Corporate Auditor
President and Representative Director of Kyushu Electric Power Co., Inc.

Hideo Minamiyama
External Corporate Auditor
Chairman and Representative Director of Hokkaido Electric Power Co., Inc.

Corporate Executive Officers

Minoru Aimono
Senior Vice President
Sales, President of ANA Sales Co., Ltd.

Katsuyori Kikuchi
Senior Vice President
General Manager, Tokyo Sales Office

Shinsuke Maki
Senior Vice President
Engineering & Maintenance

Osamu Asakawa
Senior Vice President
President of Air Nippon Co., Ltd.

Atsuro Takahashi
Senior Vice President
General Manager, Sapporo Sales Office

Shinichi Inoue
Senior Vice President
Flight Operations

Kunio Yamazaki
Senior Vice President
General Manager, China

Yusuke Jikumaru
Senior Vice President
Flight Operations

Shigeyuki Takemura
Senior Vice President
Goverment & Industrial Affairs

Akihiko Nakamura
Senior Vice President
Marketing & Sales

Tsukasa Shibata
Senior Vice President
General Manager, Nagoya Sales Office

Kenji Maruyama
Senior Vice President
General Manager, Osaka Airport

Mitsuhiko Ota
Senior Vice President
General Manager, Tokyo Airport

Toru Sato
Senior Vice President
Information Technology Services

Yoshinori Maruyama
Senior Vice President
General Manager, Fukuoka Sales Office

Kiyoshi Tonomoto
Senior Vice President
Cargo Marketing & Services

Iwaya Motomu
Senior Vice President
Operations & Airport Services, Operations Development

Yasuo Goto
Senior Vice President
CSR Promotion

Eiji Kanazawa
Senior Vice President
Finance & Accounting

Ken Nishimura
Senior Vice President
General Manager, Osaka Sales Office

Katsumi Kobayashi
Senior Vice President
General Manager, Narita Airport

Shinya Katanozaki
Senior Vice President
Personnel

Akira Okada
Senior Vice President
Corporate Planning

ANA Group Organization



ANA
Corporate Auditors Office
Corporate Auditors
Board of Corporate Auditors
Gen. Mtg. of Stockholders
Board of Directors
Internal Audit
Chairman
President & CEO
Senior Executive Vice President
Management Committee
Operations Committee
CS Promotion Committee
CSR Promotion Committee
Safety Promotion Committee
Environment Committee
IT Strategy & Governance Committee
Risk Management Committee
Compliance Committee
Headquarters Department
Operations & Airport Services
Marketing & Sales
Cargo Marketing & Services
Flight Operations
Engineering & Maintenance
Inflight Services
Domestic Branches
Overseas Branches
Overseas Airport Offices
Domestic Airport Branches
Domestic Airport Offices

ANA GROUP

Subsidiaries: 128
Affiliates: 44

Air Transportation: Transportation Related
- Air Nippon Co., Ltd.
- Air Nippon Network Co., Ltd.
- Air Japan Co., Ltd.
- Air Central Co., Ltd.
- Air Next Co., Ltd.
- ANA & JP Express Co., Ltd.

Air Transportation: Transportation Support Related
- International Airport Utility Co., Ltd.
- ANA Catering Service Co., Ltd.
- New Tokyo Airport Service Co., Ltd.
- ANA Aircraft Maintenance Co., Ltd.

Travel Services
- ANA Sales Co., Ltd.

Hotel Operations
- ANA Hotel Tokyo Co., Ltd.
- Okinawa ANA Resort Co., Ltd.

Other Businesses
- All Nippon Airways Trading Co., Ltd.
- ANA Information Systems Planning Co., Ltd.
- Sky Building Service Co., Ltd.
- ANA Logistic Service Co., Ltd.
- ANA Business Create Co., Ltd.

(As of March 31, 2007)

Note: ANA transferred its hotel business outside the Group in June 2007.

Fleet Strategy:

A Key Part of Our Mission to Become Asia's Number One Airline

In air transportation operations, the most important role is played by the aircraft that make up the airline's fleet. The ANA Group's fleet currently comprises 211 aircraft. To succeed in a tough competitive environment, we are implementing the earliest possible renewal of aircraft that will excel in terms of safety, fuel efficiency, economy, and comfort. The Company's Fleet Strategy is therefore a crucial component of the ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010), which aims to make ANA Asia's number one airline.

Fleet Upgrade Strategy

Downgauging

+

Switching to Fuel-Saving Fleets

+

Integrating (Cost Savings, Improved Efficiency)

ANA's Fleet Strategy – Providing the Base for Heightened Competitiveness

• Aircraft Selection – Most Important Management Decision

Aircraft can be in service for more than 10 years and are thus a vital asset for airlines. The manufacturer catalog prices of aircraft can run from about 30 million dollars to about 300 million dollars. In selecting aircraft and determining fleet composition, an airline is making decisions that can significantly influence its future.

The selection of aircraft is a highly complex process, dependent on many factors. First, a number of external requirements come into play based on the mid-term network strategy: aircraft fuel efficiency and flight performance; airport conditions, such as runway length and flight support facilities; and environmental considerations, including noise control. Second, the selection process must take into account internal factors: personnel and training plans for flight crews, cabin attendants, and engineers; maintenance and training facility plans; and supply plans for equipment and components, including engines. In addition, a comfortable cabin environment, which motivates passengers to choose ANA regularly as their airline, is also a key consideration.

ANA has a very wide route network that ranges from short domestic routes to long-haul international routes, and this makes it difficult for one aircraft type to fulfill all the requirements. Each aircraft type has individual performance characteristics. Based on our projections of future route development and the business environment, we pursue the optimal fleet composition.

• ANA Establishes Three-Principle Strategy for Airport Expansion

ANA is implementing its Fleet Strategy in line with the two major airport expansion projects under way at Haneda Airport and Narita Airport. These projects will change the market, and ANA intends to link this to an opportunity for growth. The Fleet Strategy has three principles: downgauging, switching to fuel-saving fleets, and integrating. As the number of landing and departure slots expands, we will increase the number of aircraft

Fleet Upgrade Plan

	2007/03 (Total of 211 aircraft)	2009	2015
Regional	DHC, F50	DHC, F50	DHC, etc.
Narrow-Body	A320-200 B737-400/500 B737-700	A320-200 B737-400/500 B737-700	B737-700, etc.
Medium-Sized	B767-300/ER A321-100 B767F	B787-8 B767-300/ER B767F	B787-8/3, etc.
Wide-Body	B747-400 B777-300/ER B777-200/ER	B747-400 B777-300/ER B777-200/ER	B777, etc.



Aircraft Prices

Aircraft	Price [illegible]
B777-300/-300ER	210.0 – 264.5
B777-200/-200ER	178.0 – 212.5
B747-400/ -400D	216.0 – 247.5
B787-8	148.0 – 157.5
B787-3	138.0 – 143.0
B767-300 Freighter	143.0 – 155.0
B767-300ER	133.0 – 149.0
A321	80.0 – 85.0
A320	65.0 – 70.0
B737-700	54.0 – 64.0
DHC-8-400	25.0 – 30.0

Source: Catalogue Price Lists from Manufactures

while boosting the ratio of smaller aircraft. At the same time, we will introduce new fuel-efficient aircraft. Jet aircraft will be standardized to three types – one each of wide-body, medium-sized, and narrow-body. These three principles will strengthen our cost competitiveness and create an operational base resilient to changes in the business environment, such as sudden fluctuations in demand.

• Enhanced Competitiveness from Smaller Aircraft and Higher Flight Frequencies

With the expansion of Haneda and Narita airports, the number of landing and departure slots will increase, and airlines will have an opportunity to increase flight frequencies. The introduction of smaller aircraft enables airlines to enhance competitiveness by creating greater convenience due to increased flights while guarding against a lowering of the load factor, which comes from operational expansion. In addition, flight operations can be

Characteristics of Aircraft — Aircraft Size and Flight Range



Wide-Body
Medium-Sized
Narrow-Body
Prop Aircraft
B777-300
B777-200
B747-400D
B777-300ER
B777-200ER
B747-400
B787-3
B787-8
B767-300
B767-300ER
A321
A320-200
A320-200i
B737-700
B737-700ER
B737-500
B737-400
F50
DHC-8-400
DHC-8-300
Dedicated Aircraft for International Routes
0
500
1,000
2,000
3,000
4,000
5,000
15,000
Osaka–Fukuoka
Osaka–Niigata
Sapporo–Hakodate
Sapporo–Memanbetsu
Nagoya–Fukushima
Nagoya–Yonago
Narita–Incheon
Haneda–Sapporo
Haneda–Fukuoka
Haneda–Okayama
Haneda–Hiroshima
Haneda–Okinawa
Narita–Seoul
Narita–Shanghai
Narita–Beijing
Narita–Hong Kong
Narita–Taipei
Kansai–Guam
Narita–Bangkok
Narita–Ho Chi Minh City
Narita–Singapore
Narita–Bombay
Narita–San Francisco
Narita–Los Angeles
Narita–New York
Narita–Washington, D.C.
Narita–Chicago
Narita–London
Narita–Paris
Narita–Frankfurt

Flight Range (km)

adjusted flexibly to demand and can respond precisely to different levels of demand at different times. ANA will steadily increase the ratio of medium-sized and narrow-body aircraft and thereby heighten its competitiveness against rival airlines and other forms of transportation, such as the Shinkansen bullet train.

• Fuel-Efficient Aircraft to Counter Rise in Fuel Costs

The Fleet Strategy's introduction of cutting-edge new aircraft offers the prospect of an improvement in fuel efficiency, and we expect reductions of between 12% and 18% in fuel consumption per seat on standard domestic routes.

When the Boeing 747-400 was replaced by the Boeing 777-300ER on the Narita–New York route in May 2005, fuel consumption decreased 24% per flight. In addition, our FAM (Fleet Assignment Model) assists in allocating the appropriate size of aircraft in accordance with demand on each route. This results in an optimal allocation of aircraft to meet demand, leading to reduced fuel consumption and lower landing and navigation fees at airports.

• Pursuing Efficiency through Limited Number of Aircraft Types

In order to expand our network to meet demand trends, we need to maintain a certain number of aircraft types, differentiated by capacity, cruising range, and other factors. ANA is standardizing its jet aircraft to three types – one each of wide-body, medium-sized, and narrow-body. By narrowing our focus to these three types, we can enhance the effectiveness of training and allocation for flight crews and engineers as well as eliminate waste. Equipment and aircraft parts inventory can also be optimized, helping to decrease costs. Through holding substantial numbers of aircraft within a limited range of types, ANA will enjoy scale merits and reduced operating costs.

Introducing Environment-Friendly Aircraft

• Controlling CO_2 Emissions and Decreasing Noise

Airlines are dependent on fossil fuel for their operations, and the consequent emissions of CO_2 place a considerable burden on the global environment. Environmental performance has been an important factor for ANA when selecting new aircraft, as was the case with the Boeing 787. Reducing the environmental impact of our business activities continues to be one of our most important management priorities.



Lighter economy seats on domestic routes

Fuel Consumption per Seat by Aircraft Type


(%)
120
100
80
60
40
20
0
Wide-Body[1]
Increasing B777-300ER
24% down
100
76
B747-400 (Current Fleet)
B777-300ER
Wide-Body[2]
Retiring B747SR, Increasing B777
12% down
114
100
88
B747SR
B747-400 (Current Fleet)
B777-300
Medium-Sized[2]
Introducing B787 from 2008
18% down
100
82
B767-300 (Current Fleet)
B787
Narrow-Body[2]
Introducing B737-700 in stages
12% down
100
88
B737-500 (Current Fleet)
B737-700
(%)

Notes: 1. Figures are based on Narita–New York route.
2. Figures are based on Tokyo–Sapporo route, domestic-use aircraft with full capacity.

Fleet Strategy:

A Key Part of Our Mission to Become

Asia's Number One Airline

The ANA Group Ecology Plan calls for the reduction of CO_2 emissions per available seat-kilometer (ASK) in the fiscal year ending March 2008 by 12% from the level in the fiscal year ended March 1991. In the fiscal year ended March 2007, we introduced new environment-friendly aircraft, such as the Boeing 777, and took steps to reduce the weight of equipment on aircraft servicing domestic routes, including the introduction of lighter economy seats and lighter cargo containers.

We give the same priority to noise reduction and are taking initiatives in this area as well. Since April 2006, all ANA aircraft in operation have cleared the toughest ICAO (International Civil Aviation Organization) noise standard, the Chapter 4 standard.

Enhanced Quality Leading to Stronger Competitiveness

• Fresh Initiatives with New Aircraft

In conjunction with the Fleet Strategy, ANA is focusing on the creation of a more comfortable cabin environment and in-flight facilities that meet customer needs.

On domestic routes, we have enhanced *Super Seat Premium* services to secure high-yield passengers, while on international routes we have renewed our first class services and expanded business class services, such as *New Style, CLUB ANA*.



CLUB ANA BJ

Among other initiatives, we launched the *ANA BusinessJet* service on the Centrair–Guangzhou route in the fiscal year ended March 2007. A Boeing 737-700ER is servicing this route, equipped with 24 business class seats (*CLUB ANA BJ*) and 24 economy class seats (*Economy BJ*). With 155cm pitch between business class seats, passengers can enjoy an expansive seat layout. Furthermore, an all-business-class, 36-seat *ANA BusinessJet* service will be introduced on the Narita–Bombay route in September 2007.



ANA BusinessJet

Fleet Strategy:

A Key Part of Our Mission to Become

Asia's Number One Airline

Preparing for Boeing 787 Introduction

• 20% Reduction in Fuel Consumption

The Boeing 787 is an aircraft that excels in terms of reliability, comfort, and economical operation. In 2004, ANA placed an order for 50 Boeing 787 aircraft, positioning it as the successor to the Boeing 767. In 2008, ANA will be the first airline in the world to bring the Boeing 787 into service. The Boeing 787's fuel consumption is about 20% less than the Boeing 767, generating high expectations for lower flight costs and CO_2 emissions. It uses the latest Rolls-Royce Trent 1000 engine, which is noted for its high fuel efficiency and low noise. Further, the Boeing 787's body uses carbon fiber composite materials that are nine times stronger and about half the weight of the equivalent amount of materials currently used. Therefore, not only a lighter body but also lower maintenance costs are expected.

Boeing 787 Features


Improved Flight Efficiency and Safety
• Electronic Flight Bag (EFB) installed, allowing reading of electronic flight manual and display of aircraft position while over airports.
• Two Head Up Displays (HUDs) installed.
• Vertical Situation Display (VSD) installed.
• Electronic checklist.
Carbon Fiber Composite Materials Widely Used
• Approximate 50% weight reduction allows lighter aircraft body and reduced maintenance costs.
• If compared with equivalent weight of steel, carbon fiber composite materials are 9 times stronger.
ANA
Enhanced Comfort in the Passenger Cabin
• Compared with existing aircraft, internal cabin pressure can be brought closer to ground level pressure.
• Windows 8cm higher than the 39cm Boeing 767 windows, allowing more light and fine views.
• Higher humidity levels can be maintained compared with existing aircraft.
20% Reduction in Fuel Consumption Compared with Boeing 767
• New engine enhances fuel efficiency and reduces noise.
• System to prevent compressed air used in main wing defrosting and other electrical systems from escaping into various parts of the aircraft body.

• ANA Involved from Development Stage, Preparations Proceeding Smoothly

In 2004, ANA became the "launch customer" for the Boeing 787, the first airline to place an order for the aircraft. We became actively involved from the development stage to make sure that the new aircraft would reflect our experience as an airline and would also meet passenger needs. We are ensuring that the aircraft's body design is appropriate for high-frequency, short-distance flights. We are also working to confirm the aircraft's reliability by addressing certain problems that are unique to flight in Japan, such as in-flight condensation and winter lightning.


Flight deck of the Boeing 787 ©Boeing

The Boeing 787 cockpit is standardized with that of the Boeing 777 in order to shorten the transition training schedule for flight crews. We are also cooperating with the engine maker, Rolls-Royce, on development.

Moreover, for the introduction of the Boeing 787, ANA established the B787 Launch Project in all key operational divisions, including the Flight Operations Division, the Engineering & Maintenance Division, and the Inflight Services Division. Preparations for a safe, smooth introduction are proceeding well.

Air Transportation

The ANA Group's operations comprise four segments: air transportation, travel services, hotel operations, and other businesses, such as information and telecommunications and trading and retailing.

We continue to strive to ensure safe operations and to enhance the fundamental quality of our air transportation services as well as to improve the profitability of each segment, thereby enhancing the trust placed in us by customers and shareholders. In this section, we give an overview of the performance of each business segment in the fiscal year ended March 31, 2007.

* ANA transferred its hotel business outside the Group in June 2007.

Operating Revenues by Segment


Hotel Operations
3.9%
Other Businesses
11.4%
Air Transportation
72.6%
Travel Services
12.1%

Air Transportation

Highlights
Figures in parentheses show change from previous fiscal year

Air transportation revenues	¥1,248.7 billion (+10.3%)
Operating expenses	¥1,169.0 billion (+10.4%)
Operating income	¥79.7 billion (+7.6%)
ROA	5.5% (+0.2 percentage points)

ROA: operating income / simple average of assets

The air transportation segment accounted for 72.6% of total operating revenues before eliminations.

Overview of fiscal year ended March 2007

Record-High Operating Revenues and Income

Air transportation demand remained solid throughout the fiscal year under review, supported mainly by business demand deriving from Japan's continuing economic recovery. We secured a higher number of domestic passengers compared with the previous fiscal year, helped by firm business demand as well as several initiatives to improve competitiveness and convenience. Our *Tabi-Wari* discount fare system was also an important factor in generating new demand.

The number of international passengers also increased from the previous fiscal year, supported by strong business demand. Demand on China routes, which fell in the previous year in response to the negative effect of anti-Japan demonstrations, recovered completely. Expansion of our international network also proceeded such as reopening our Narita–Chicago route.

In domestic cargo and mail operations, although in the second half of the year the operating environment turned severe as new players entered the market, domestic cargo and mail volume increased year on year, supported by higher movement of goods due to the economic recovery. In international cargo and mail operations, volume rose sharply as we expanded Asia routes and flights in the first half of the year and North America routes and flights in the second half.

Under these circumstances, we responded to rising jet fuel prices. In addition to fare and fuel surcharge revision, we matched aircraft supply to demand and rigorously reduced operating costs. As a result, we achieved record-high operating revenues and income in air transportation operations in the fiscal year under review.

Operating Revenues


1,500
1,248.7
1,200
900
600
300
0
03/3
04/3
05/3
06/3
07/3



Boeing 737-700 Gold Jet

Operating Income (Loss) / Operating Income (Loss) Margin


100
75
50
25
0
-25
8
6
4
2
0
-2
6.4
03/3
04/3
05/3
06/3
07/3

Assets / ROA


1,600
1,447.7
1,200
800
400
0
9
6
3
0
-3
03/3
04/3
05/3
06/3
07/3

Domestic Passenger Operations

Highlights

Figures in parentheses show change from previous fiscal year.

Passenger revenues	¥726.0 billion (+6.0%)
Passenger numbers	46.5 million (+2.2%)
Available seat-kilometers	62.4 billion (+2.4%)
Unit revenues	¥11.6 (+¥0.4)
Yield	¥17.9 (+¥0.6)
Unit price	¥15,624 (+3.7%)

Overview of fiscal year ended March 2007

Increases in Both Passenger Numbers and Unit Price

The number of passengers increased, supported by individual business traveler demand generated by the economic recovery. The *Tabi-Wari* discount fare system, introduced in April 2006, also contributed to the rise in passenger numbers. We achieved a significant increase in the unit price through the revision of fares in April 2006 (approximately a 4% fare increase) and the allocation of seats in line with demand trends.

Moving Flights to High-Profit Routes

While maintaining our basic domestic route network, we worked to reduce the number of low-profit routes while shifting flights to routes with higher profitability. In the second half of the year, we developed new networks based on connecting flights, mainly bound for Okinawa islands. Seeking enhanced profitability, we further promoted the matching of aircraft supply to demand and introduced smaller aircraft, such as the Boeing 737-700, in order to cut operating costs. Further, in April 2006, we entered into a code-sharing agreement with Skynet Asia Airways Co., Ltd., for all flights on the route from Haneda to Miyazaki, Kumamoto, and Nagasaki. This initiative resulted in a major increase in the number of our flights on this route and enhanced convenience for customers.

Strengthened Competitiveness through Discount Fares and Enhanced Service

While matching aircraft supply to demand, we also took steps to tap into demand generated by holiday seasons, including Golden Week, school summer holidays, New Year, and short national holiday periods, by actively promoting charter flights and the *Tabi-Wari* discount fare system. In the second half of the year, we introduced the Okinawa travel promotion campaign *Mattarina-Hokkorina Okinawa, Ishigaki, and Miyako* nationwide for the fall and winter seasons.

In passenger services, we increased the number of *Super Seat Premium* seats and promoted them on routes with strong business demand, where they have already proved popular. In September 2006, in line with the key words "simple" and "convenient," we introduced the *SKiP* service, which eliminates the need for check-in at airports. We also enhanced the added value of the *ANA Mileage Club* in our continuing efforts to strengthen competitiveness through the provision of improved and expanded service.


ANA

Boeing 777-200

Revenues as a Percentage of Total Operating Revenues


42.2%

Operating Revenues


(¥ Billions)
800
600
400
200
0
726.0
03/3
04/3
05/3
06/3
07/3

Available Seat-km (ASK) / Revenue Passenger-km (RPK) / Load Factor


(%)
80
60
40
20
0
65.0
62.4
40.5
03/3
04/3
05/3
06/3
07/3
Load Factor (%)

Unit Revenues / Passenger Yield


20
15
10
0
17.9
11.6
03/3
04/3
05/3
06/3
07/3
Passenger Yield



Super Seat Premium

New *SKiP* Service from September 1, 2006

Previous Domestic Check-In Procedure

1. **Reservation and ticket purchasing** — On-line (PC or cell phone) or at travel agency
2. **Check-in (Seat selection)** — On-line (PC or cell phone) after 10 p.m. of prior evening
3. **Ticket (Boarding pass)** — Obtain at airport
4. **Security inspection** — Present ticket
5. **Boarding (Gate)** — Present ticket

New *SKiP* Service

1. **Reservation and ticket purchasing (Seat selection)** — On-line (PC or cell phone) or at travel agency ⇨ Checked in

Skip check-in and go directly to security inspection

SKiP — No check-in needed

2. **Security Inspection** — Touch IC or two dimensional (QR) code



3. **Boarding (Gate)** — Touch IC or two dimensional (QR) code



International Passenger Operations

Highlights
Figures in parentheses show change from previous fiscal year

Passenger revenues	¥278.4 billion (+21.5%)
Passenger numbers	4.6 million (+10.1%)
Available seat-kilometers	26.6 billion (+5.0%)
Unit revenues	¥10.5 (+¥1.4)
Yield	¥13.8 (+¥1.6)
Unit price	¥61,171 (+10.3%)

Overview of fiscal year ended March 2007

Passenger Numbers Increase on Strong Demand

Buoyed by strong business demand, international passenger operations performed solidly during the fiscal year under review, recovering completely from the negative effect of the April 2005 anti-Japan demonstrations in China. In this favorable operating environment, we achieved synergies through the expansion of our network by reopening the Narita–Chicago route and increasing flight frequencies on China and other Asia routes. As a result, growth in the number of international passengers during the year exceeded that in passenger seat availability.

We moved on several fronts to improve service, targeting growing markets with our *Eco-Wari* individual discount fares and implementing the *Live/China/ANA* campaign. Convenience was enhanced by our relocation to the South Wing of Terminal 1 at Narita Airport in June 2006, and we completed the introduction of the *New Style, CLUB ANA* service on all North America routes. We also launched the *ANA BusinessJet* service on the Centrair–Guangzhou route.

Expanding Our International Route Network

In our route network, we targeted the dynamic business growth areas of Asia and, in particular, China. We matched supply to demand on the Kansai–Qingdao, Xiamen and Narita–Qingdao, Xiamen routes through the introduction of smaller aircraft and increased flights. We increased flights on the Narita–Singapore route from October 2006 and opened two new routes, Centrair–Tianjin in February 2007 and Centrair–Guangzhou in March 2007.

The reopening of the Narita–Chicago route in October 2006 reinforced our network covering North America, including transit demand in the U.S. Midwest and Canada. A new code-sharing agreement was reached with Swiss International Airlines, and we expanded our existing code-sharing agreements with Shanghai Airlines and Asiana Airlines.

Improved Infrastructure and Service

With ANA's move to the South Wing of Terminal 1 at Narita Airport, 10 Star Alliance members now share the same terminal. This has resulted in a significant reduction in transit times for passengers using our Asian network or traveling with our European and U.S. partners. Also, service has been enhanced with

Route Expansion during Year under Review


Centrair
Tianjin
Qingdao
Kansai
Narita
Chicago
Xiamen
Guangzhou
Bangkok
Singapore

Revenues as a Percentage of Total Operating Revenues


16.2%

Operating Revenues


300
200
100
0
278.4
03/3
04/3
05/3
06/3
07/3

Available Seat-km (ASK) / Revenue Passenger-km (RPK) / Load Factor


40
30
10
0
75.7
26.6
20.1
60
20
03/3
04/3
05/3
06/3
07/3

Unit Revenues / Passenger Yield


15
10
5
0
13.8
10.5
03/3
04/3
05/3
06/3
07/3



South Wing of Terminal 1 at Narita Airport

the introduction of *Smart-e* service, which targets simplicity and convenience, as well as more extensive lounge facilities.

Further, ANA developed ties with other companies to promote e-ticketing for flights. At the end of March 2007, with systems connection to 27 airlines completed, the passenger utilization ratio of e-ticketing service rose to 70%.

Enhanced Internet Sales Service for International Routes

The *ANA SKY WEB* site, which handles Internet ticket sales for international flights, has been renewed and upgraded. Reservations can now be made for overseas onward-bound flights of other airlines as well as for award tickets, including those of affiliated companies. The site also handles changes to reservations and repayments. A range of services based on information technology have now been enhanced by their integration into *Smart-e* ticket.

Revenue Composition on International Routes by Destination
(For the year ended March 2007)


Asia, excluding China
23%
Resorts
5%
North America
26%
Europe
24%
China
22%

ASK / RPK Composition on International Routes by Destination (For the year ended March 2007)


(%)
100
60
40
0
8
23
16
24
29
8
23
13
26
30
ASK
RPK
Resorts
Asia,
China
Europe
North America



ANA's lounge at Narita Airport won the Fiscal Year 2006 Good Design Award for creating a sense of high-quality space.



First class

Cargo and Mail Operations

Cargo and Mail Operations

Highlights
Figures in parentheses show change from previous fiscal year.

Cargo and mail revenues . . . ¥105.1 billion (+8.7%)
Cargo volume . . . . 735.5 thousand tons (+6.7%)
Cargo revenues . . . . ¥92.7 billion (+9.1%)
Mail volume . . . . 106.4 thousand tons (+4.5%)
Mail revenues . . . . ¥12.3 billion (+6.0%)

Domestic Cargo and Mail

Highlights
Figures in parentheses show change from previous fiscal year.

Cargo volume . . . . 457.9 thousand tons (+3.9%)
Cargo revenues . . . . ¥30.5 billion (+3.1%)
Mail volume . . . . 91.0 thousand tons (+4.0%)
Mail revenues . . . . ¥8.9 billion (+4.1%)

Overview of fiscal year ended March 2007

Increased Deliveries Result in Higher Cargo Volume and Revenues

In the first half of the year under review, cargo volume increased compared with the previous year, driven by the strong economy and its positive effect on the movement of goods and a decline in the volume of cargo carried by competitors. In the second half, the operating environment grew severe. In November 2006, Galaxy Airlines Co., Ltd. (GXY), entered into a code-sharing agreement with Japan Airlines (JAL), and this had an adverse impact on certain of our routes. However, over the whole year, the trend was generally favorable, with increased cargo deliveries between companies and shipments of vegetables due to the warm winter. Cargo volume and revenues both increased year on year.

Late-night scheduled cargo flights were adversely affected by scheduling changes due to maintenance and repair work on a Haneda Airport runway and by the entry of GXY into the market. However, the introduction of the Boeing 767 freighter on the Haneda–Saga route meant that we were able to meet late-night cargo flight demand.

Mail Volume Also Increases

Mail volume rose from the previous fiscal year as Japan Post deliveries increased during the summer *Ochugen* gift season, and late-night scheduled cargo flights also performed well.

International Cargo and Mail

Highlights
Figures in parentheses show change from previous fiscal year.

Cargo volume . . . . 277.6 thousand tons (+11.6%)
Cargo revenues . . . . ¥62.1 billion (+12.3%)
Mail volume . . . . 15.4 thousand tons (+8.0%)
Mail revenues . . . . ¥3.4 billion (+11.2%)

Overview of fiscal year ended March 2007

Significant Increases in Volume Centering on North America and China Routes

In the first half of the year under review, shipment volume grew as Asia routes serviced by cargo freighters were expanded and flights increased. From August 2006, ANA & JP Express Co., Ltd., began cargo services on the Haneda–Kansai–Shanghai route. In the second half, shipment volume increased sharply,

Revenues as a Percentage of Total Operating Revenues


Domestic 2.3%
International 3.8%

Cargo and Mail Volume: Domestic


(Thousand tons)
500
400
300
200
100
0
457.9
91.0
03/3
04/3
05/3
06/3
07/3
Cargo
Mail

Cargo and Mail Volume: International


(Thousand tons)
300
200
100
0
277.6
15.4
03/3
04/3
05/3
06/3
07/3
Cargo
Mail

Revenues from Cargo and Mail (¥ Millions)

	2007	2006	2005
Cargo	92,769	85,039	79,604
Mail	12,374	11,677	11,384

Revenues from Domestic Cargo and Mail (¥ Millions)

	2007	2006	2005
Cargo	30,574	29,659	29,515
Mail	8,936	8,586	8,581

Revenues from International Cargo and Mail (¥ Millions)

	2007	2006	2005
Cargo	67,195	55,380	50,089
Mail	3,438	3,091	2,803

Building a Business Foundation with an Expanding Network


North America
Tianjin
Dalian
Qingdao
Seoul
Kansai
Narita
Haneda
Centrair
Shanghai
Xiamen
Taipei
Hong Kong
Bangkok

centered on North America and China routes. In October 2006, we introduced our fourth Boeing 767 freighter and established the Centrair–Chicago route. We also increased flights on China routes and reopened the Narita–Chicago passenger route.

Outbound shipment volume was up year on year, reflecting a strengthened sales system and increased flights on North America, China, and other Asia routes. However, shipments to Europe decreased. Inbound shipment volume also increased,


Boeing 767-300 freighter

despite a decline in shipments from Europe. There was a significant rise in shipments from North America, and shipments from Southeast Asia and China also grew, supported by increases in supply volume and robust cargo movement during the Christmas season.

Growth in Mail Volume from North America and "Next-Day Arrival" Deliveries to Shanghai

Despite a decrease in shipments from Europe and China to Japan, shipments from North America increased, and we shipped higher volume on our "next-day arrival" delivery service from Japan to Shanghai. Revenues also grew due to an increase in the volume of long-haul mail, which has a high unit price.

Air Transportation | Other Transportation Services

Other Transportation Services

Highlight

Figure in parentheses shows change from previous fiscal year.

Other transportation services revenues . . . ¥139.0 billion
(+14.4%)

We worked to increase revenues from in-flight sales as well as from aircraft maintenance and ground handling services provided to other airlines, such as passenger check-in and baggage handling. In the year under review, revenues from ANA Real Estate Co., Ltd., were transferred from the other businesses segment to the air transportation segment. As a result, revenues increased 14.4%, to ¥139.0 billion from the previous year.


Ground handling service


Catering service

Travel Services

Travel Services

Highlights

Figures in parentheses show change from previous fiscal year.

Travel services revenues ...... ¥208.0 billion (+4.3%)
Operating expenses........... ¥206.1 billion (+5.0%)
Operating income............. ¥1.9 billion (–40.3%)
Domestic package tours
revenues .... ¥140.5 billion (+2.8%)
International package tours
revenues .... ¥45.6 billion (+10.7%)
Other revenues................ ¥21.7 billion (+1.6%)
ROA .... 3.8% (–2.9 percentage points)

The travel services segment accounted for 12.1% of total operating revenues before eliminations.

Overview of fiscal year ended March 2007

Increases in Both Revenues and Customer Numbers

The travel services segment recorded increases in both operating revenues and customer numbers as tourism demand stayed firm. However, operating income declined due to fierce price competition and stepped-up investment in IT systems. In domestic travel services, we continued to promote our *Sky Holiday* travel packages while embarking on a number of new initiatives. In a tie-up with Hato Bus Co., Ltd., we launched original excursion tours and environmental education tours to such facilities as the Toyota Shirakawa-Go Eco-Institute. In international travel services, we expanded the content of our *Hallo Tours* and generated demand through such innovations as "women-only departure days" for selected products. We continue to develop products that target demand among senior citizens, such as baby boomer couples.

Travel Services Revenues

(¥ Millions)

	2007	2006	2005
Domestic Package Tours Revenues	140,570	136,794	124,650
International Package Tours Revenues	45,666	41,248	41,885
Other Revenues	21,790	21,450	23,759

Strengthening Internet-Based Direct Sales Business

In June 2006, we launched Dynamic Package (*Tabi-Saku*), our Internet-based direct sales product for domestic travel. This service allows travelers to freely combine flights and hotel accommodation. Deployed ahead of other companies, Dynamic Package has enjoyed great success, with more than 20,000 users at the end of March 2007.

Passenger Sales Consigned to ANA Sales Co., Ltd.

In the fiscal year under review, ANA transferred the consignment of all flight ticket sales to ANA Sales Co., Ltd. (excluding domestic corporate sales).



The Great Wall, China





Okinawa

Revenues as a Percentage of Total Operating Revenues


12.1%

Operating Revenues


(¥ Billions)
250
200
150
100
50
0
208.0
03/3
04/3
05/3
06/3
07/3

Operating Income / Operating Income Margin


(¥ Billions)
(%)
4
3
2
1
0
1.9
03/3
04/3
05/3
06/3
07/3

Assets / ROA


(¥ Billions)
(%)
80
60
40
20
0
8
6
4
2
51.8
03/3
04/3
05/3
06/3
07/3
Assets
ROA (%)

Hotel Operations

Hotel Operations

Highlights

Figures in parentheses show change from previous fiscal year

Hotel operations revenues	¥66.6 billion (+0.4%)
Operating expenses	¥61.4 billion (−0.5%)
Operating income	¥5.2 billion (+12.7%)
Accommodation revenues	¥25.8 billion (+3.7%)
Banquet revenues	¥19.0 billion (+2.8%)
Food and beverage revenues	¥16.6 billion (+0.3%)
Other revenues	¥5.1 billion (−19.0%)
ROA	3.6% (+0.1 percentage point)

The hotel operations segment accounted for 3.9% of total operating revenues before eliminations.


IHG CEO Andrew Cosslett and ANA President and CEO Mineo Yamamoto


ANA InterContinental Hotel Tokyo

Overview of fiscal year ended March 2007

Establishment of IHG ANA Hotels Group Japan Joint Venture

Segment operating revenues and operating income both increased, supported by steady demand throughout the year. At our flagship hotel, ANA Hotel Tokyo, rigorous yield management in accommodations boosted both capacity utilization and average room unit cost. As a result, the hotel recorded higher revenues in all segments: accommodations, banquets, and food and beverage. ANA hotels in the Okinawa resort area also posted higher operating revenues as tourism demand stayed robust.

In December 2006, we formed a joint venture with the InterContinental Hotels Group, the world's largest hotel group by number of rooms. The joint venture, IHG ANA Hotels Group Japan, will play a central role in our efforts to strengthen hotel operating functions.

On June 1, 2007, in line with the ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010), ANA transferred the shares and assets of 14 subsidiary companies, including 13 directly managed hotels, outside the Group.

IHG ANA Hotels Group Japan will continue to operate and franchise the 30 domestic hotels in its portfolio, including the 13 transferred hotels mentioned above.


Guest service

Hotel Operations Revenues

(¥ Millions)

	[illegible]	[illegible]	[illegible]
Accommodation Revenues	25,604	24,895	23,483
Banquet Revenues	19,088	18,576	17,818
Food and Beverage Revenues	16,611	16,568	15,776
Other Revenues	5,134	6,337	12,421

Revenues as a Percentage of Total Operating Revenues



3.9%

Operating Revenues



80
60
40
20
0
66.6
03/3
04/3
05/3
06/3
07/3

Operating Income (Loss) / Operating Income (Loss) Margin



8
6
4
2
0
-2
7.8
5.2
03/3
04/3
05/3
06/3
07/3

Assets / ROA



(%)
160
143.1
6
4
2
0
03/3
04/3
05/3
06/3
07/3

Other Businesses

Other Businesses

Highlights

Figures in parentheses show change from previous fiscal year.

Operating revenues............... ¥196.8 billion (+3.1%)
Operating expenses............... ¥191.2 billion (+3.9%)
Operating income................. ¥5.6 billion (–17.3%)
Trading and retailing revenues ... ¥136.7 billion (+7.7%)
Information and telecommunications
 revenues .... ¥26.3 billion (+1.2%)
Real estate and building maintenance
 revenues .... ¥12.5 billion (–27.5%)
Other revenues.................... ¥21.1 billion (+2.9%)
ROA .... 4.5% (+0.2 percentage points)

The other businesses segment accounted for 11.4% of total operating revenues before eliminations.

Overview of fiscal year ended March 2007

Trading and Retailing Revenues

In March 2006, All Nippon Airways Trading Co., Ltd., which conducts the trading and retailing of goods, merged with ANK Trading Co., Ltd., and strengthened its sales system. In the trading division, all segments performed well, with higher transactions in electronic components leading to a considerable increase in revenues from machinery. Both the trading and retailing divisions recorded large gains in operating revenues compared with the previous fiscal year.

Other Businesses Revenues

(¥ Millions)

	2007	2006	2005
Trading and Retailing Revenues	136,795	126,969	121,920
Information and Telecommunications Revenues	26,386	26,067	25,043
Real Estate and Building Maintenance Revenues	12,553	17,306	17,391
Other Revenues	21,161	20,571	19,003


ANA HOUSE
CHANEL
SHISEIDO

ANA House Tokyo (Duty free shop)

Information and Telecommunications Revenues

Infini Travel Information, Inc., which provides an international reservation and ticketing system to airlines and travel agencies, made good progress with its *INFINI LINX* Internet reservations tool and other strategic products. With the rebound in tourism demand for Asia, especially South Korea and China, the number of international reservation and ticketing system transactions rose sharply, resulting in higher revenues.

ANA Information Systems Planning Co., Ltd., which principally provides information systems development, maintenance, and operations services to ANA Group companies, received orders for the *SKiP* service, which will renew systems throughout the Group. It also received orders for development related to new travel system services. The maintenance and operations division received orders from ANA related to new systems, and it also provided services to companies outside the Group. As a result, information and telecommunications revenues increased.

Real Estate and Building Maintenance Revenues

The general real estate leasing operations of ANA Real Estate Co., Ltd., were sold to a company outside the ANA Group in March 2006, which resulted in a decline in real estate and building maintenance revenues.

Revenues as a Percentage of Total Operating Revenues


11.4%

Operating Revenues


(¥ Billions)
250
200
150
100
50
0
196.8
03/3
04/3
05/3
06/3
07/3

Operating Income / Operating Income Margin


(¥ Billions)
(%)
8
6
4
2
0
4
3
2
1
0
2.9
5.6
03/3
04/3
05/3
06/3
07/3

Assets / ROA


(¥ Billions)
(%)
200
160
120
80
40
0
5
4
3
2
1
0
4.5
116.5
03/3
04/3
05/3
06/3
07/3

In April 2007, the Company established the CSR Promotion Division, with the objective of further enhancing corporate value by mobilizing the entire Group in the areas of society, the environment, and sustainable co-existence.

CSR – Basic Perspective and Promotion

Basic Perspective

The ANA Group has a diverse range of stakeholders – customers, shareholders and investors, employees, business partners, and local communities. The foundation of our CSR activities is to fulfill our responsibility to stakeholders through constant communication with them, allowing us to co-exist with society in a sustainable manner while enhancing corporate value.

CSR means that each ANA Group member understands and follows the ANA Group Corporate Philosophy, thereby giving all stakeholders a sense of security and trust. With our responsibility for safety at the core, we will fulfill our responsibilities to stakeholders in the following three categories:

1. We will fulfill our economic responsibility* by ensuring safety and compliance (base line).
2. To improve quality and employee motivation, we will fulfill our responsibility to customers by enhancing CS (Customer Satisfaction) and to employees by increasing ES (Employee Satisfaction).
3. We will fulfill our responsibility for social innovation by helping to solve community and environmental problems.

* Economic responsibility is the responsibility to implement thorough risk management and to effectively and efficiently run business operations. Together with compliance responsibility, the internal control system has been reinforced.

ANA's Perspective on CSR


Customers
Shareholders & Investors
Business Partners
Responsibility to Social Innovation*
Employees
Customer Satisfaction (quality enhancement)
CS
ES
Employee Satisfaction (motivation enhancement)
ANA
Communities
Financial Responsibility
Public Authorities
Compliance Responsibility
Safety Responsibility
Global Environment

* ANA's Social Innovation: The role ANA plays through possible cooperation and support from a corporate standpoint toward the solution of social and environmental problems.

External Evaluations

ANA Achieves Inclusion in FTSE4Good Index*

In September 2006, ANA was selected for inclusion in the FTSE4Good Index, an internationally recognized index of corporate social responsibility investment.

For inclusion, companies must meet evaluation criteria in the following areas: environmental conservation activities, support of human rights, positive relationships with stakeholders, and prevention of corrupt practices and bribery.


All Nippon Airways
FTSE4Good
FTSE

* The FTSE4Good Index is one of two major international indices for socially responsible investment (SRI). FTSE is an independent company owned by the Financial Times and the London Stock Exchange. It creates and manages indices measuring the performance of companies by business, financial, and other criteria.

AAA Rating for Advanced Sustainable Management Strategy

In 2006, U.S.-based Innovest Strategic Value Advisors, which rates more than 2,000 corporations around the world on environmental and social issues, gave ANA a Triple A ("AAA") rating, the highest of seven ratings. Of the 16 airlines rated in 2006, only 4 received this rank. Our advanced sustainable management strategy has therefore earned the top rating among airlines in Asia and the United States.


Innovest
Intangible Value Assessment
All Nippon Airways Company Limited

Innovest 2006 rating (extract)

Environmental Conservation Activities

Under the slogan "Thinking of People and Earth," ANA encourages employees to raise their environmental awareness and, at the same time, implements a variety of environmental conservation activities. The ANA Group Ecology Plan, which covers the period from April 2003 to March 2008, sets out a range of activities, from environmental compliance to forestation.

Efforts to Counter Climate Change

The core initiative of the ANA Group Ecology Plan is to counter climate change through the reduction of CO_2 emissions. The plan calls for reducing CO_2 emissions per available seat-kilometer (ASK) in the fiscal year ending March 2008 by 12% from the level in the fiscal year ended March 1991. We have implemented various initiatives in order to attain this target. The amount of CO_2 emitted by ANA aircraft for the fiscal year ended March 2007 was 8.11 million tons, an increase of 4.4% from the previous year, reflecting operational expansion. CO_2 emissions per ASK were 24.63 grams of carbon, slightly higher than in the previous year. However, the level of approximately 12% lower than the base-year level of the fiscal year ended March 1991 has been maintained.

ANA's CO_2 Emissions per ASK / Fuel Consumption


(million kL)
(g-C Converted to carbon/ASK)
4
3
2
1
0
30
27
24
21
0
91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08
24.63
24.49
(Target)

Fuel Consumption (million kL) —O— CO_2 Emissions per Unit (g-C Converted to carbon/ASK)
(Years ended March 31)

Social Contribution Activities

Through its activities, the ANA Group maintains close relations with and makes wide contributions to local communities and society.

Lily of the Valley Presentation Event

On June 9, 2006, ANA Group cabin crew and airport ground staff visited 52 hospitals around the country, including the Japanese Red Cross Society Medical Center. They presented bookmarks made from lily of the valley pressed flowers to patients. The lilies of the valley came from the area around New Chitose Airport.

This event has been carried out since 1956. Patients and hospital staff show great appreciation every year for these gifts.


ANA

Lily of the valley bookmark



Presenting the lily of the valley bookmarks

Asada's Memorial Flight

On April 21, 2006, more than 100 ANA Group volunteers served on a special 50-minute flight between Sendai and Yamagata for the pupils of the Nishitaga Hospital School for the Physically Challenged. The original idea for this flight dated back 43 years to Captain Tadashi Asada*. For those pupils who were not able to make it to the airport, a virtual flight was simulated at the school.

* See ANA's CSR Report 2005, page 29, for further details.


メモリアルフライト
賀養護学校の皆さん、大空へようこそ
ANA


みんなが主役！西養

Students of Nishitaga Hospital School

Financial Section

Contents

Overview

Economic Conditions

In the fiscal year ended March 31, 2007, despite the negative influence of crude oil price hikes, the Japanese economy saw an upturn in employment and continued growth in capital investment on the back of improved corporate earnings. In the second half of the year, although consumer spending began to weaken, the economy continued trending toward recovery.

Trends in the Air Transportation Industry

Global Air Transportation Industry

In 2006, demand for international air transportation rose, with increases of 5.9% in revenue passenger-kilometers and 4.6% in cargo ton-kilometers.

Demand grew steadily in the Asia-Pacific region, with revenue passenger-kilometers up 5.3% and cargo ton-kilometers up 4.7%. In North America, revenue passenger-kilometers increased 5.7% and cargo ton-kilometers rose 6.0%. And, Europe saw a 5.3% increase in revenue passenger-kilometers and a 1.7% rise in cargo ton-kilometers. In particular, the Middle East enjoyed marked growth in demand for air transportation, with increases of 15.4% in revenue passenger-kilometers and 16.1% in cargo ton-kilometers.

Yearly Change in Revenue Passenger-km


(%)
30
20
10
0
–10
02
03
04
05
06
5.7
5.3
5.3
Europe
North America
Asia-Pacific
Sources: IATA, ICAO

Yearly Change in Cargo Ton-km


(%)
30
20
10
0
–10
02
03
04
05
06
6.0
4.7
1.7
Europe
North America
Asia-Pacific
Sources: IATA, ICAO

Domestic Air Transportation Industry

Domestic Routes

In the fiscal year ended March 31, 2007, the number of passengers on scheduled domestic routes rose 2.6% from the previous year, to 96.9 million. The Tokyo–Sapporo and Tokyo–Okinawa trunk routes recorded increases in passengers, but the number of passengers on other trunk routes declined. Overall, the number of passengers on trunk routes declined 1.2% from the previous year, to 38.6 million. Local routes performed well overall, with the number of passengers rising 5.3% from the previous year, to 58.3 million. The volume of cargo rose to 904.9 thousand tons, an increase of 1.7% from the previous year.

International Routes

In the fiscal year ended March 31, 2007, the number of passengers carried by Japanese airlines on international routes declined 1.5% from the previous year, to 17.4 million. Demand on Asia routes, such as China, South Korea, and Taiwan, was robust, and the number of passengers on these routes rose 6.1% from the previous year, to 10.6 million. However, the number of passengers on continental United States, Europe, Oceania, and other routes declined. The volume of cargo declined 1.1% from the previous year, to 1,310.4 thousand tons.

Number of Passengers


(Millions)
100
80
60
40
20
0
96.9
17.4
03/3
04/3
05/3
06/3
07/3
Domestic
International
Source: Ministry of Land, Infrastructure and Transport

Cargo Tons


(Thousand tons)
1,500
1,200
900
600
300
0
1,310.4
904.9
03/3
04/3
05/3
06/3
07/3
Domestic
International
Source: Ministry of Land, Infrastructure and Transport

ANA Group

Improving Profitability

The ANA Group comprises All Nippon Airways Co., Ltd. (ANA), 128 subsidiaries, and 44 affiliates. The Group's operations consist of Air Transportation, Travel Services, Hotel Operations, and Other Businesses.

Performance in the Year Ended March 31, 2007

In the fiscal year ended March 31, 2007, thanks to measures to increase revenues and revisions of fares on domestic and international routes, operating revenues were up 8.8%, to a record ¥1,489.6 billion. The Company limited operating expenses to a 9.2% increase, to ¥1,397.4 billion, by partially offsetting hikes in fuel costs through efforts to match supply to demand and standardize the fleet in order to reduce operating costs as well as rigorous cost reduction efforts. As a result, operating income rose 3.8%, to a new high of ¥92.1 billion, with all operating segments posting profits.

In net non-operating expenses, improvement in net interest expenses due to a reduction in interest-bearing debt and a gain on sale of investments in securities helped to counteract expenses incurred due to a loss on the disposal of aircraft parts and refurbishment expenses accompanying the return of lease aircraft, an impairment loss for aircraft, and a loss on the disposal of assets accompanying ANA's relocation to Passenger Terminal 1 at Narita Airport. As a result, net income was up 22.2%, to ¥32.6 billion. ROA improved 0.3 percentage points, to 6.0%.

Review of Operating Segments

Air Transportation

Segment revenues increased 10.3%, to ¥1,248.7 billion, mainly as a result of higher passenger revenues from international and domestic routes. Operating expenses rose 10.4%, to ¥1,169.0 billion. ROA improved 0.2 percentage points, to 5.5%.

Air Transportation Expenses

Fuel and fuel tax expenses

Fuel and fuel tax expenses were up 31.3%, to ¥236.1 billion, due to the effect of crude oil price hikes and increased usage accompanying operational expansion. As in the previous year, the Company sought to control the risk of jet fuel price fluctuations and stabilize expenses by hedging risks using crude oil and jet fuel commodity derivatives in planned, ongoing hedge transactions for specific periods of time. Further, to curb usage volumes, the Company took fuel management measures to increase fuel efficiency, including engine washing and optimal altitude operation.

Landing and navigation fees

Although the number of flights increased 6.7% on domestic routes and 14.0% on international routes, landing and navigation fees only rose 3.8%, to ¥104.2 billion, thanks to the use of smaller aircraft.

Aircraft leasing expenses

Aircraft leasing expenses were up 0.6%, to ¥87.2 billion, mostly attributable to a slight increase in seat blocking expenses associated with code-sharing with Skynet Asia Airways and United Airlines, even though lease fees were decreased by purchasing of lease aircraft.

Depreciation and amortization expenses

Depreciation and amortization expenses rose 19.8%, to ¥81.4 billion, mainly because of an increase in the number of Company-owned aircraft from 109 to 125 and accelerated depreciation that accompanied the decision to sell Boeing 747-400s.

Aircraft maintenance expenses – parts and contracts

Aircraft maintenance expenses rose 4.7%, to ¥64.2 billion. This increase was principally due to expenses related to long-term safety measures involving the replacement of Pratt & Whitney engine blades, a rise in maintenance done for other companies, and increased maintenance outsourcing expenses.

Personnel costs

Personnel costs increased 1.1%, to ¥232.7 billion, largely because of higher numbers of personnel in the Company and Group companies due to business expansion.

Sales commissions

Sales commissions were up 14.2%, to ¥91.6 billion, which was primarily attributable to higher numbers of domestic and international passengers and a rise in redemption expenses accompanying the increased membership of the *ANA Mileage Club*.

Outsourcing expenses

Outsourcing expenses increased10.3%, to ¥80.9 billion, stemming from the development of new routes for network expansion.

Other expenses

Other expenses rose 6.7%, to ¥190.3 billion, mostly related to higher in-flight service expenses that accompanied higher numbers of passengers and the lump-sum recognition of expenses arising from the renewal of reservations terminals.

Travel Services

Segment revenues rose 4.3%, to ¥208.0 billion. Operating expenses grew 5.0%, to ¥206.1 billion. Operating income was down 40.3%, to ¥1.9 billion. ROA declined 2.9 percentage points, to 3.8%, mainly the result of higher operating expenses accompanying investment in systems and a 3.5% increase in assets.

Hotel Operations

Segment revenues edged up 0.4%, to ¥66.6 billion. Operating expenses edged down 0.5%, to ¥61.4 billion. Operating income rose 12.7%, to ¥5.2 billion. ROA improved 0.1 percentage point, to 3.6%, mainly related to improved profit that accompanied increased revenues.

Other Businesses

Segment revenues rose 3.1%, to ¥196.8 billion. Operating expenses increased 3.9%, to ¥191.2 billion. Operating Income decreased 17.3%, to ¥5.6 billion. ROA improved 0.2 percentage points, to 4.5%, largely the result of an 11.5% decrease in assets that resulted from the sale of commercial real estate business.

Years ended March 31,	Yen (Millions) 2007	2006	2005
Air Transportation Expenses			
Fuel and fuel tax	¥ 236,128	¥ 179,827	¥ 148,584
Landing and navigation fees	104,281	100,488	97,720
Aircraft leasing	87,222	86,706	94,294
Depreciation and amortization	81,465	67,984	61,703
Aircraft maintenance – parts and contracts	64,272	61,410	53,080
Personnel	232,755	230,151	220,387
Sales commissions	91,645	80,274	77,753
Outsourcing	80,992	73,442	71,461
Other	190,301	178,269	173,918
	1,169,061	1,058,551	998,900
Travel Services Expenses	206,106	196,274	187,170
Hotel Operations Expenses	61,415	61,741	69,965
Other Businesses Expenses	191,281	184,123	176,375
Total Operating Expenses	1,627,863	1,500,689	1,432,410
Intercompany Eliminations	(230,395)	(220,699)	(217,371)
Consolidated Operating Expenses	¥1,397,468	¥1,279,990	¥1,215,039

Note: Operating expenses figures are before intercompany eliminations.

Non-Operating Income (Expenses)

Net non-operating expenses rose ¥4.7 billion, to ¥41.1 billion. This increase was primarily associated with an ¥18.6 billion gain on sale of investments in securities mainly due to the disposal of a part of shares of ANA Real Estate Co., Ltd., written off in the previous fiscal year and refurbishment expenses of ¥6.5 billion accompanying the return of lease aircraft. These factors offset such improvements as a ¥9.6 billion decrease in impairment loss from the previous year despite a ¥10.7 billion loss for two Boeing 747-400s slated for sale; a ¥3.7 billion reduction in special retirement benefit expenses; and a ¥2.4 billion decrease in interest expenses due to the reduction in interest-bearing debt.

Years ended March 31,	Yen (Millions) 2007	2006	2005
Interest and dividend income	¥ 5,353	¥ 4,681	¥ 5,418
Gain on sale of property and equipment	1,073	2,638	1,581
Interest expenses	(17,708)	(20,172)	(21,117)
Loss on sale or disposal of property and equipment	(8,402)	(10,577)	(22,115)
Impairment loss	(10,809)	(20,451)	–
Valuation loss on investments in securities	(215)	(751)	(485)
Valuation loss on other long-term receivables	(11)	–	(5,098)
Equity in income (loss) of affiliates	284	(1,335)	97
Rebate on aircraft purchases	–	–	15,969
Gain on sale of investments in securities	1,239	18,632	881
Amortization of net transitional retirement benefit obligation	(6,713)	(6,712)	(6,712)
Special retirement benefit expenses	(600)	(4,373)	(1,858)
Refurbishment expenses for return of lease aircraft	(6,533)	–	–
Other, net	1,916	2,051	1,344
Total	¥(41,126)	¥(36,369)	¥(32,095)

Per Share Data

Net income per share increased 7.2%, to ¥16.77. Net assets per share rose 14.9%, to ¥204.42. For the year ended March 31, 2007, cash dividends were ¥3.00 per share.

Cash Flows

Fundamental Approach to Sources of Funds

The ANA Group's fundamental approach to sources of funds is to keep capital expenditures within the limits of operating cash flows including repayment of lease obligations, and to expand capital while controlling interest-bearing debt by managing free cash flow. We are working to achieve our medium-to-long-term target for a debt/equity ratio of about 2 times and to reinforce the soundness of our financial position.

Overview of the Year under Review

Cash flows from financing activities of ¥100.8 billion offset free cash flow of ¥30.4 billion, which is cash flows from operating activities minus cash flows from investing activities. As a result, cash and cash equivalents at the end of the fiscal year totaled ¥172.2 billion, down ¥70.5 billion from the previous fiscal year-end.

Cash Flows from Operating Activities

Cash flows from operating activities rose ¥30.1 billion, to ¥158.7 billion, mainly due to a ¥27.0 billion decrease in income taxes paid, to ¥20.1 billion, which compensated for a ¥1.3 billion decline in income before income taxes and minority interests, to ¥51.0 billion. The interest coverage ratio improved from 6.3 times to 8.9 times.

Cash Flows from Investing Activities

Cash flows from investing activities increased ¥81.8 billion, to ¥128.2 billion. Cash outflows were related to the acquisition of aircraft and aircraft parts and the advances of payment for new aircraft, while cash inflows were related to income associated with the sale of aircraft, the redemption of securities, and proceeds from collection of advances. The principal cause of the increase in cash flows from investing activities was the sale of a part of the shares of ANA Real Estate and the accompanying proceeds from collection of advances of ¥12.2 billion recognized in the previous fiscal year.

Cash Flows from Financing Activities

Cash flows from financing activities amounted to ¥100.8 billion, primarily because of ¥95.8 billion in proceeds from the issuance of new stock booked in the previous fiscal year, stepped-up repayment of debt and bonds, and payment for dividends.

Cash Flows from Operating Activities



(¥ Billions)
200
150
100
50
0
03/3
04/3
05/3
06/3
07/3

Interest Coverage Ratio / Debt/Equity Ratio



(Times)
10
8
6
4
2
0
8.9
1.9
03/3
04/3
05/3
06/3
07/3

Financial Position

Total Assets

Total assets at fiscal year-end decreased 3.9%, to ¥1,602.0 billion.

Current Assets

Current assets were down 20.4%, to ¥422.0 billion. This decrease was mainly due to an increase in cash at the previous year-end that accompanied fund-raising activities, including the issuance of new shares, as well as lower cash and cash equivalents at the end of the year under review that resulted from capital investment centered on aircraft and stepped-up reduction of interest-bearing debt.

Fixed Assets

Fixed assets increased 3.9%, to ¥1,179.5 billion, primarily the result of the acquisition of 22 aircraft through the purchase of new-model aircraft and aircraft after lease and advance payments for aircraft slated for introduction.

Liabilities

Liabilities decreased 8.9%, to ¥1,196.1 billion.

Current Liabilities

Current liabilities declined 1.6%, to ¥473.0 billion, mainly because of a 68.2% decrease in other current liabilities due to such factors as the direct adding of deferred gain on hedging instruments to net assets, which counteracted a 16.6% increase in accounts and notes payable – trade stemming from higher purchase prices for fuel and aircraft parts.

Interest-Bearing Debt (including off-balance liabilities)


1,500
1,200
900
600
300
0
03/3
04/3
05/3
06/3
07/3
Interest-Bearing Debt
Off-Balance Lease Obligations

Long-Term Liabilities

Long-term liabilities declined 13.1%, to ¥723.1 billion, chiefly attributable to progress in the repayment of bonds and long-term debt. The balance of interest-bearing debt decreased 11.4%, to ¥749.4 billion.

	Yen (Millions)		
As of March 31,	2007	2006	2005
Short-term debt:			
Short-term bank loans	¥ 3,500	¥ 8,690	¥ 16,045
Current portion of long-term loans	110,224	95,748	139,991
Current portion of bonds and notes	45,000	45,000	48,418
	158,724	149,438	204,454
Long-term debt (excluding current portion):			
Loans, principally from banks	425,722	456,879	487,802
Notes and bonds	165,000	240,000	250,000
	590,722	696,879	737,802
Total interest-bearing debt	¥749,446	¥846,317	¥942,256

Total Net Assets

Total net assets amounted to ¥405.9 billion, primarily due to an increase in retained earnings resulting from the recording of ¥32.6 billion in net income and to the recording of deferred gain on hedging instruments in net assets from the year ended March 31, 2007, in accordance with Japanese Corporation Law.

Total Shareholders' Equity

Fundamental Approach to Shareholders' Equity

As the 2010 expansion of Haneda Airport approaches, the Company is working to enhance its shareholders' equity. The Company will continue to steadily implement management plans and strategies, such as the ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010). The Company will build a structure that can generate profits in any business conditions and accumulate profits to increase shareholder value.

Shareholders' Equity / Equity Ratio


(%)
500
400
300
200
100
0
50
40
30
20
10
0
24.9
03/3
04/3
05/3
06/3
07/3

Total Shareholders' Equity at the End of the Year under Review

Total shareholders' equity was ¥398.2 billion due to a 50.9% increase in retained earnings and the incorporation of deferred gain on hedging instruments into net assets. The equity ratio was 24.9%.

Minority Interests

Minority interests increased 7.8%, to ¥7.6 billion.

Bond Ratings

In response to requests by the Company, Japan Credit Rating Agency, Ltd. (JCR), and Rating and Investment Information, Inc. (R&I), rated ANA-issued long-term bonds BBB+ and BBB, respectively, as of June 2007.

Bond Ratings


JCR
R&I
AA
AA⁻
A⁺
A
A⁻
BBB⁺
BBB
BBB⁻
Aug. 2002
July 2003
2002/3
2003/3
2004/3
2005/3
2006/3
2007/3
2007/6

Retirement Benefit Plans

The Company and its domestic consolidated subsidiaries offer the following defined benefit plans: welfare pension fund plans, tax qualified pension plans, defined benefit pension plans, and lump-sum payment plans. The Company and certain domestic consolidated subsidiaries offer defined contribution plans in addition to defined benefit plans. Further, in certain cases, the Company pays special retirement benefit upon the retirement of employees.

	Yen (Millions)		
As of March 31, / Years ended March 31,	2007	2006	2005
Retirement benefit obligation	¥(278,278)	¥(269,868)	¥(262,224)
Plan assets at fair value	118,190	110,939	90,327
Unfunded retirement benefit obligation	(160,088)	(158,929)	(171,897)
Net amount unrecognized	48,510	52,566	64,827
	(111,578)	(106,363)	(107,070)
Prepaid pension cost	1,028	1,014	670
Accrued employees' retirement benefits	¥(112,606)	¥(107,377)	¥(107,740)
Net periodic pension and severance cost	¥(19,634)	¥(20,591)	¥21,278
Discount rate	2.5%	2.5%	2.5%

Capital Expenditure

Capital expenditure, which rose 6.9%, to ¥251.9 billion, mainly comprised aircraft-related investment, such as the acquisition of aircraft, aircraft engines, and aircraft parts, and information systems.

Capital Expenditure


(¥ Billions)
300
250
200
150
100
50
0
03/3
04/3
05/3
06/3
07/3

Depreciation and Amortization


(¥ Billions)
100
80
60
40
20
0
03/3
04/3
05/3
06/3
07/3

Fleet Composition

As of March 31, 2007	Total	Owned	Leased
B747-400	23	21 (+2)	2 (−2)
B777-300	15 (+5)	8 (+4)	7 (+1)
B777-200	23 (+3)	12 (+5)	11 (−2)
B767-300	56 (+2)	43 (+2)	13
B767-300F (freighter)	4 (+1)	0	4 (+1)
B737-700	10 (+6)	6 (+6)	4
B737-500	25	15 (+2)	10 (−2)
B737-400	1	0	1
A321-100	3 (−4)	1 (+1)	2 (−5)
A320-200	29 (+1)	18 (−5)	11 (+6)
DHC-8-400	14 (+3)	0	14 (+3)
DHC-8-300	5	1	4
DHC-6-300	0 (−1)	0 (−1)	0
F-50	3 (−1)	0	3 (−1)
Total	211 (+15)	125 (+16)	86 (−1)

Note: Figures in parentheses show changes from the previous year-end.

Aircraft Procurement

Fundamental Approach to Aircraft Procurement

ANA is taking steps to establish a fleet composition that minimizes the risk of fluctuations in the economic climate and demand. In those efforts, the Company will flexibly deploy medium-sized and narrow-body aircraft to reflect demand trends while increasing flight frequency to enhance customer convenience.

In jet aircraft, the Company will reduce operating costs by introducing fuel-efficient aircraft that are highly economical and environment-friendly while standardizing the fleet in stages from the current seven aircraft types to three types: wide-body, medium-sized, and narrow-body. Through its strategy, the Company aims to achieve cost competitiveness that surpasses competitors' and establish a sustainable competitive advantage.

For further information on the Company's Fleet Strategy, please refer to page 14.

Aircraft Procurement: Results and Plans

Newly introduced aircraft

The Company took delivery of 21 aircraft, comprising five Boeing 777-300s (four purchased, one lease), three Boeing 777-200s (one purchased, two leases), two Boeing 767-300s (leases), one Boeing 767-300F cargo aircraft (lease), one Airbus A320-200 (lease), six Boeing 737-700s (purchased), and three Bombardier DHC-8-400s (leases).

Retired aircraft

The Company retired six aircraft, comprising four Airbus A321-100s, one Fokker 50, and one Bombardier DHC-6-300.

Aircraft purchased after lease

Among the aircraft that it uses, the Company purchased after lease 11 aircraft, comprising two Boeing 747-400s, four Boeing 777-200s, two Boeing 767-300s, one Airbus A321-100, and two Boeing 737-500s.

Leased aircraft after sale

Five Airbus A320-200s were leased after sale.

Employment

As of March 31, 2007, the Group had 32,460 employees, up 7.1% from the end of the previous fiscal year. By segment, Air Transportation accounted for 23,877 employees, up 7.7%. Travel Services accounted for 1,861 employees, up 10.8%. Hotel Operations accounted for 2,604 employees, down 1.3%. Other Businesses accounted for 4,118 employees, up 7.4%.

	Employee numbers		
As of March 31,	2007	2006	2005
Air Transportation	23,877	22,170	20,797
Travel Services	1,861	1,679	1,645
Hotel Operations	2,604	2,637	2,887
Other Businesses	4,118	3,836	3,769
Total	32,460	30,322	29,098

Allocation of Profits

Fundamental Approach to Allocation of Profits

The Company gives high priority to providing a return to shareholders. The allocation of profits is based on a comprehensive consideration of business conditions and performance trends. In preparation for future operational development, the Company works to solidify its financial position through retained earnings and strengthen its management foundations.

Dividends in the Year under Review and Plans for the Current Year

In light of the need to further strengthen its financial position and increase retained earnings in order to achieve continued steady growth in earnings even in the fiercer competitive conditions expected, the Company maintained cash dividends at ¥3.00 per share for the year ended March 31, 2007.

If the Company reaches its business targets for the current fiscal year, it plans to pay cash dividends of ¥5.00 per share for the year ending March 31, 2008.

Others

In relation to suspicion of major international airlines' involvement in a cargo fares and charges cartel, a U.S. law-enforcement agency investigated the Company's New York office in February 2006. At the same time, in relation to its investigation, the agency submitted a warrant to the Company requesting various documents relating to cargo arrivals and departures in the United States. In March 2007, the United States Federal Bureau of Investigation conducted an investigation of the Company's Los Angeles branch, and various documents were provided. The Company is actively cooperating with this investigation.

Further, in relation to this investigation, in various regions of the United States and in Canada users of international cargo flights have filed a number of class actions against airlines, seeking compensation for damages allegedly resulting from a price cartel among airlines. In that connection, the Company has received a written complaint and received information that it is included in complaints. However, ascertaining and analyzing the details are problematic because clear demands for specific amounts have not yet been made in any of the cases.

The following risks could have a significant effect on the judgment of investors in the ANA Group. Further, the forward-looking statements in the following section are the ANA Group's judgments as of the end of the consolidated fiscal year under review.

Risks Related to Crude Oil Price Fluctuations

The price of jet fuel comprises such expenses as the cost of importing, refining, and transporting crude oil and customs tariffs. Among those costs, the cost of importing crude oil accounts for approximately 75% of the price of jet fuel. Consequently, if the price of crude oil increases, the price of jet fuel will increase, leading to a significant burden for the Company.

Accordingly, to control the risk of fluctuations in the price of jet fuel and to stabilize jet fuel expenses, ANA hedges risks using crude oil and jet fuel commodity derivatives in planned, continuous hedging transactions for specific periods of time. The Company's hedging transactions are limited to a certain percentage of aggregate purchases of fuel in Japan and overseas, with plans for hedging amounts set quarterly. Individual transactions are maintained within limits that are set in such a way that the Company's transactions will not affect the spot market, and margins are adjusted monthly to avoid any physical delivery obligations. While temporarily exhibiting a downward trend, the price of crude oil has again started to rise and remains at a high level.

The Group's fuel and fuel tax expenses in the year under review were ¥236.1 billion (up ¥56.3 billion from the previous fiscal year), representing 16.9% of operating expenses. Given the limitations of the Company's current efforts to offset high crude oil prices through cost reductions and higher fares and charges, prolonged high crude oil prices could significantly affect the Company's performance.

Risks Related to Foreign Exchange Rate Fluctuations

Because jet fuel purchases, which account for a significant share of the Company's expenses, are conducted in foreign currencies, the depreciation of the yen will have a significant effect on the Company's profits. Accordingly, to the greatest extent possible, foreign currency taken in as revenue is used to pay expenses denominated in the same foreign currency, thereby minimizing the risk of foreign exchange rate fluctuations. In addition, the Company uses forward exchange agreements and currency options for its jet fuel purchases to limit the risk of fluctuations in foreign exchange rates and to stabilize and control payment amounts.

Risks Related to the International Situation

The outbreak of the Iraq war and SARS in 2003 had a significant impact on air transportation and travel operations, especially on international routes, resulting in a drop of more than ¥30.0 billion in revenues for that fiscal year. The occurrence of wars, large-scale terrorist attacks, or outbreaks of contagious diseases could significantly affect the Company's performance. In its international operations, the Group is currently expanding its routes, principally to China, which now accounts for about 20% of revenues from international operations. The upsurge of anti-Japan sentiment in China that occurred in the previous fiscal year, triggered by issues relating to history textbooks, territorial boundaries, and Japan's bid to become a permanent member of the UN Security Council, has died down and tourism demand is recovering; but any future tensions in Sino-Japanese relations or outbreaks of such contagious diseases as avian flu, which remains an ongoing concern, could significantly affect the Group's performance.

Risks Related to Statutory Regulations

As an airline operator, the Group undertakes operations based on the stipulations of statutory regulations relating to airline operations. The Group is required to conduct passenger operations and cargo operations on international routes in accordance with the stipulations of international agreements, including treaties, bilateral agreements, and the decisions of IATA (International Air Transport Association). Further, the Group's operations are constrained by Japanese Antitrust Law and similar laws and regulations in other countries with regard to the pricing of fares and charges.

Risks Related to ANA's Fleet Strategy

In air transportation operations, the Group is pursuing a fleet strategy centered on using medium- and small-sized aircraft, standardizing aircraft models, and introducing highly economical aircraft. However, measures related to the Fleet Strategy could prove ineffective due to the factors given below. Further, the expected benefits of the Fleet Strategy may diminish significantly.

Dependence on the Boeing Company

In accordance with its Fleet Strategy, the Company has ordered 99 aircraft, of which almost all, 96 aircraft, have been ordered from Boeing. Therefore, if Boeing was unable to fulfill agreements between Boeing and the Company due to financial or other issues, the Group would be unable to acquire aircraft in accordance with its Fleet Strategy. Such eventualities could significantly affect the Group's performance.

Increase in the cost of raising funds

The Company acquires aircraft through bank loans and bond issuance as well as through leasing. However, the cost of raising funds could increase due to changes in the tax system or to the reorganization of governmental financial agencies that make it difficult or impossible to raise funds on terms advantageous to the Company. Such eventualities could significantly affect the Group's performance.

Risks Relating to Public-Sector Fees

Public-sector fees include landing and navigation fees and other airport usage fees. In the year under review, airport usage fees for the ANA Group totaled ¥104.2 billion, or 7.5% of operating expenses. The government has implemented a policy to reduce landing fees, which had the effect of reducing these fees by about ¥12 billion in the year under review. However, in the year ended March 2004, landing fees at Osaka (Itami) Airport were increased and a portion of the reductions for Haneda Airport was cancelled. Further, similar changes could occur in the future.

Risks Related to Environmental Regulations

In recent years, regulatory authorities in Japan and other countries have introduced numerous statutory regulations addressing such issues as aircraft noise and emissions, the usage of hazardous materials, and environmental pollution. The Group shoulders a considerable cost burden in order to adhere to such statutory regulations. However, the Group may have to shoulder a large additional cost burden if current regulations are strengthened or if new regulations, such as environmental taxes, are introduced.

Risks Related to Competition

The possibility of an increase in costs related to the Group's air transportation operations due to such factors as jet fuel expenses, the cost of raising funds, and responses to environmental regulations cannot be denied. If such costs increase, in order to secure income, it is necessary for the Group to reduce indirect fixed costs, reduce costs by enhancing efficiency through the standardization of aircraft types, and pass on costs through higher fares and charges. However, because the Group is in competition with other airlines in Japan and overseas as well as with alternative forms of transportation, such as the Shinkansen, on certain routes, passing on costs could diminish competitiveness and lead to the loss of customers to competitors. Further, because price competition with competitors greatly restricts the passing on of costs, an increase in costs could affect the Group's performance.

Risks Related to Ineffective Joint Ventures and Strategic Alliances

Through its membership in Star Alliance, the Company enjoys a variety of benefits, including the sale of tickets to customers of alliance partners and heightened name recognition outside Japan. However, the benefits of Star Alliance membership would diminish if a major partner were to leave the alliance, or if the alliance were ordered to dissolve or reduce the extent of its activities based on certain countries' antitrust laws. Such eventualities could significantly affect the Group's performance.

Risks Relating to Flight Operations

Aircraft accidents

An aircraft accident would give rise to significant expenses associated with the repair or replacement of aircraft, compensation for damages, and other items. Although such direct expenses would be largely met by aviation insurance, a medium-to-long-term downturn in aviation demand immediately following an accident could significantly affect the Group's performance. Further, a major accident involving a code-share flight or even that of a competitor could similarly lead to a reduction in aviation demand that could affect the Group's performance.

Technical circular directives

If an issue arises that significantly compromises the safety of an aircraft, in accordance with the law the Minister of Land, Infrastructure and Transport issues a technical circular directive. In some cases, operations of the same type of aircraft are not permitted until the aircraft's safety has been confirmed. Further, even when the law does not require the issuance of a technical circular directive, in some cases, where safety cannot be confirmed, the operation of the same type of aircraft is voluntarily suspended in accordance with in-house regulations. The occurrence of such a situation could significantly affect the Group's performance.

Risks Related to Unauthorized Disclosure of Customer Information

The Group holds a huge amount of information relating to customers, such as that pertaining to the approximately 15.75 million members (as of March 31, 2007) of the *ANA Mileage Club*. The full enactment of the Personal Information Protection Law on April 1, 2005, increases the stringency required for the proper management of such personal information. The Group undertakes adequate measures to ensure information security. However, a major leak of personal information caused by unauthorized access or some other factor could carry significant cost, in terms of both compensation and a loss of public confidence, which could significantly affect the Group's performance.

Risks Related to Disasters

The Group's data center is located in the Tokyo area, while the operational control for all of the Group's domestic and international flights is conducted at Haneda Airport. Further, more than 60% of the Group's passengers on domestic routes use Haneda Airport. As a result, a major disaster, such as an earthquake, in the Tokyo area or a disaster, such as a fire, at the above-mentioned facilities could lead to a long-term shutdown of the Group's information systems or operational control functions that could significantly affect the Group's performance. Further, the long-term closure of an airport due to an earthquake, a typhoon, or snow would lead to the suspension of flight arrivals and departures at that airport during the period of closure, which could affect the Group's performance.

Risks Related to IT Systems

Air transportation operations are highly dependent on information systems for such critical functions as reservations and sales, boarding procedures, operational control, and operational management. The failure of one of those systems or the failure of telecommunications networks would make it difficult to maintain operations and would result in a loss of public confidence, which could affect the Group's performance.

Risks Related to Asset Impairment

In April 2005, the Group introduced asset impairment accounting. In the fiscal year under review, the Group recorded an extraordinary loss of ¥10.8 billion. However, if the profitability of various operations deteriorates, the Group may be required to recognize further asset impairment losses in the future.

Consolidated Balance Sheets

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
As of March 31, 2007 and 2006

	Yen (Millions)		U.S. dollars (Thousands) (Note 3)
ASSETS	2007	2006	2007
Current assets:			
Cash	¥ 172,958	¥ 234,461	$ 1,465,125
Marketable securities (Note 4)	34	24,645	288
Accounts receivable, less allowance for doubtful accounts (¥540 million in 2007 and ¥244 million in 2006)	120,499	112,593	1,020,745
Accounts receivable from and advances to non-consolidated subsidiaries and affiliates	2,039	1,580	17,272
Inventories	60,736	57,915	514,494
Deferred income taxes – current (Note 8)	9,408	23,561	79,695
Prepaid expenses and other current assets	56,374	75,619	477,544
Total current assets	422,048	530,374	3,575,163
Investments and long-term receivables:			
Investments in securities (Note 4)	59,442	53,561	503,532
Investments in and advances to non-consolidated subsidiaries and affiliates (Note 5)	9,246	7,654	78,323
Lease and guaranty deposits	21,482	22,404	181,974
Housing loans to employees	738	2,092	6,252
Other long-term receivables	40,239	37,713	340,864
Total investments and long-term receivables	131,147	123,424	1,110,945
Property and equipment (Notes 6 and 9):			
Flight equipment	1,170,375	1,046,558	9,914,231
Ground property and equipment	575,250	583,178	4,872,935
	1,745,625	1,629,736	14,787,166
Less accumulated depreciation	(872,709)	(841,944)	(7,392,706)
	872,916	787,792	7,394,460
Advance payments on aircraft purchase contracts	90,952	136,784	770,453
Construction in progress	5,942	2,833	50,335
Net property and equipment	969,810	927,409	8,215,248
Deferred income taxes – non-current (Note 8)	35,556	42,780	301,194
Other assets	43,530	42,856	368,742
Total assets	¥1,602,091	¥1,666,843	$13,571,292

See accompanying notes to consolidated financial statements.

LIABILITIES AND NET ASSETS	Yen (Millions) 2007	2006	U.S. dollars (Thousands) (Note 3) 2007
Current liabilities:			
Short-term loans, including current portion of long-term debt (Note 6)	¥ 158,724	¥ 149,438	$ 1,344,549
Accounts and notes payable – trade	197,869	167,244	1,676,146
Accounts payable to non-consolidated subsidiaries and affiliates	1,475	1,516	12,495
Advance ticket sales	51,043	46,135	432,385
Accrued expenses	39,271	40,383	332,664
Accrued income taxes	3,369	9,258	28,539
Other current liabilities	21,283	66,874	180,287
Total current liabilities	473,034	480,848	4,007,065
Long-term liabilities:			
Long-term debt, less current portion (Note 6)	590,722	696,879	5,003,998
Accrued employees' retirement benefits (Note 7)	112,606	107,377	953,884
Deferred income taxes – non-current (Note 8)	1,488	1,816	12,605
Other long-term liabilities	18,329	26,482	155,265
Total long-term liabilities	723,145	832,554	6,125,752
Commitments and contingent liabilities (Note 11)			
Net assets (Notes 8 and 10):			
Shareholders' equity	364,545	337,275	3,088,056
Common stock:			
Authorized – 3,900,000,000 shares at March 31, 2007 and 3,400,000,000 shares at March 31, 2006			
Issued – 1,949,959,257 shares at March 31, 2007 and at March 31, 2006	160,001	160,001	1,355,366
Capital surplus	125,739	125,605	1,065,133
Retained earnings	79,530	52,697	673,698
Less treasury common stock, at cost			
(1,935,975 shares at March 31, 2007 and 3,211,360 shares at March 31, 2006)	(725)	(1,028)	(6,141)
Valuation, translation adjustments and others	33,678	9,034	285,286
Unrealized holding gain on securities	10,885	9,410	92,207
Deferred gain on hedging instruments	23,155	–	196,145
Foreign currency translation adjustments	(362)	(376)	(3,066)
Minority interests in consolidated subsidiaries	7,689	7,132	65,133
Total net assets	405,912	353,441	3,438,475
Total liabilities and net assets	¥1,602,091	¥1,666,843	$13,571,292

Consolidated Statements of Income

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2007, 2006 and 2005

	Yen (Millions)			U.S. dollars (Thousands) (Note 3)
	2007	2006	2005	2007
Operating revenues:				
Passenger	¥1,004,541	¥ 914,306	¥ 869,497	$ 8,509,454
Cargo	92,769	85,039	79,604	785,845
Incidental and other	392,348	369,447	343,712	3,323,574
	1,489,658	1,368,792	1,292,813	12,618,873
Operating expenses:				
Aircraft and flight operations	385,554	326,622	302,854	3,266,023
Aircraft maintenance	81,225	86,060	75,583	688,056
In-flight services	66,175	65,495	56,527	560,568
Flight control and ground handling	269,594	258,018	248,960	2,283,727
Reservations, sales and advertising	230,327	214,588	206,031	1,951,097
General and administrative	39,831	35,516	36,708	337,408
Depreciation and amortization	88,610	76,201	70,446	750,614
Other costs	236,152	217,490	217,930	2,000,440
	1,397,468	1,279,990	1,215,039	11,837,933
Operating income	92,190	88,802	77,774	780,940
Non-operating income (expenses):				
Interest and dividend income	5,353	4,681	5,418	45,345
Gain on sale of property and equipment	1,073	2,638	1,581	9,089
Interest expenses	(17,708)	(20,172)	(21,117)	(150,004)
Loss on sale or disposal of property and equipment	(8,402)	(10,577)	(22,115)	(71,173)
Impairment loss (Note 15)	(10,809)	(20,451)	–	(91,563)
Valuation loss on investments in securities	(215)	(751)	(485)	(1,821)
Valuation loss on other long-term receivables	(11)	–	(5,098)	(93)
Equity in income (loss) of affiliates	284	(1,335)	97	2,406
Rebate on aircraft purchases	–	–	15,969	–
Gain on sale of investments in securities	1,239	18,632	881	10,496
Amortization of net transitional retirement benefit obligation	(6,713)	(6,712)	(6,712)	(56,866)
Special retirement benefit expenses	(600)	(4,373)	(1,858)	(5,083)
Refurbishment expenses for return of lease aircraft	(6,533)	–	–	(55,341)
Other, net	1,916	2,051	1,344	16,230
	(41,126)	(36,369)	(32,095)	(348,378)
Income before income taxes and minority interests	51,064	52,433	45,679	432,562
Income taxes (Note 8):				
Current	12,818	20,935	34,592	108,581
Deferred	4,552	5,955	(16,960)	38,560
	17,370	26,890	17,632	147,141
Income before minority interests	33,694	25,543	28,047	285,421
Minority interests	1,036	(1,179)	1,077	8,776
Net income	¥ 32,658	¥ 26,722	¥ 26,970	$ 276,645

	Yen			U.S. dollars (Note 3)
	2007	2006	2005	2007
Net income per share (Note 2 (m))	¥16.77	¥15.64	¥17.26	$0.142
Net income per share assuming full dilution (Note 2 (m))	–	15.64	15.31	–

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Net Assets

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2007, 2006 and 2005

	Yen (Millions)										
	Shareholders' equity					Valuation, translation adjustments and others					
	Common stock (Note 10)	Capital surplus (Note 10)	Retained earnings (Note 10)	Less treasury common stock, at cost	Total shareholders' equity	Net unrealized holding gain on securities	Deferred gain on hedging instruments	Foreign currency translation adjustments	Total valuation, translation adjustments and others	Minority interests in consolidated subsidiaries	Total net assets
Balance at March 31, 2004	¥ 86,767	¥ 53,114	¥ 8,882	¥ (790)	¥ 147,973	¥ 4,040		¥(1,927)	¥ 2,113	¥ 8,910	¥158,996
Conversion of convertible bonds	4,733	4,733			9,466						9,466
Issuance of stock by execution of stock acquisition rights	15,791	15,791			31,582						31,582
Cash dividends paid			(4,611)		(4,611)						(4,611)
Net income			26,970		26,970						26,970
Purchase of treasury stock				(333)	(333)						(333)
Disposition of treasury stock		37		266	303						303
Changes in scope of consolidation and application of the equity method			(16)		(16)						(16)
Net changes of items other than shareholders' equity during the period						580		255	835	1,307	2,142
Total changes during the period	20,525	20,562	22,343	(67)	63,363	580		255	835	1,307	65,505
Balance at March 31, 2005	107,292	73,676	31,225	(857)	211,336	4,620		(1,672)	2,948	10,217	224,501
Issuance of stock by execution of stock acquisition rights	4,208	4,208			8,416						8,416
Issuance of stock by public offering and allocation to third party	48,500	48,130			96,630						96,630
Cash dividends paid			(5,010)		(5,010)						(5,010)
Net income			26,722		26,722						26,722
Purchase of treasury stock				(260)	(260)						(260)
Disposition of treasury stock		(410)		89	(321)						(321)
Changes in scope of consolidation and application of the equity method			(240)		(240)						(240)
Net changes of items other than shareholders' equity during the period						4,790		1,296	6,086	(3,085)	3,001
Total changes during the period	52,709	51,929	21,472	(171)	125,939	4,790		1,296	6,086	(3,085)	128,940
Balance at March 31, 2006	160,001	125,605	52,697	(1,028)	337,275	9,410		(376)	9,034	7,132	353,441
Cash dividends paid			(5,839)		(5,839)						(5,839)
Net income			32,658		32,658						32,658
Purchase of treasury stock				(311)	(311)						(311)
Disposition of treasury stock		134		614	748						748
Changes in scope of consolidation and application of the equity method			14		14						14
Net changes of items other than shareholders' equity during the period						1,475	¥23,155	14	24,644	557	25,201
Total changes during the period	–	134	26,833	303	27,270	1,475	23,155	14	24,644	557	52,471
Balance at March 31, 2007	¥160,001	¥125,739	¥79,530	¥ (725)	¥364,545	¥10,885	¥23,155	¥ (362)	¥33,678	¥ 7,689	¥405,912

	U.S. dollars (Thousands) (Note 3)										
	Shareholders' equity					Valuation, translation adjustments and others					
	Common stock (Note 10)	Capital surplus (Note 10)	Retained earnings (Note 10)	Less treasury common stock, at cost	Total shareholders' equity	Net unrealized holding gain on securities	Deferred gain on hedging instruments	Foreign currency translation adjustments	Total valuation, translation adjustments and others	Minority interests in consolidated subsidiaries	Total net assets
Balance at March 31, 2006	$1,355,366	$1,063,998	$446,396	$(8,708)	$2,857,052	$79,712		$(3,185)	$ 76,527	$60,415	$2,993,944
Cash dividends paid			(49,462)		(49,462)						(49,462)
Net income			276,645		276,645						276,645
Purchase of treasury stock				(2,634)	(2,634)						(2,634)
Disposition of treasury stock		1,135		5,201	6,336						6,336
Changes in scope of consolidation and application of the equity method			119		119						119
Net changes of items other than shareholders' equity during the period						12,495	$196,145	119	208,759	4,718	213,477
Total changes during the period	–	1,135	227,302	2,567	231,004	12,495	196,145	119	208,759	4,718	444,481
Balance at March 31, 2007	$1,355,366	$1,065,133	$673,698	$(6,141)	$3,088,056	$92,207	$196,145	$(3,066)	$285,286	$65,133	$3,438,475

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2007, 2006 and 2005

	Yen (Millions)			U.S. dollars (Thousands) (Note 3)
	2007	2006	2005	2007
Cash flows from operating activities:				
Income before income taxes and minority interests	¥ 51,064	¥ 52,433	¥ 45,679	$ 432,562
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	88,610	76,201	70,446	750,614
Impairment loss	10,809	20,451	–	91,563
Loss on disposal and sale of property and equipment	7,533	7,939	20,534	63,812
Increase (decrease) in allowance for doubtful accounts	273	(4,403)	4,537	2,313
Increase (decrease) in accrued employees' retirement benefits	5,241	(408)	2,228	44,396
Interest expenses	17,708	20,172	21,117	150,004
Interest and dividend income	(5,353)	(4,681)	(5,418)	(45,345)
Exchange gain	(348)	(91)	(546)	(2,948)
Rebate on purchasing aircraft	–	–	(15,969)	–
(Increase) decrease in accounts receivable	(10,620)	520	(11,782)	(89,962)
(Increase) decrease in other current assets	(1,165)	3,007	(468)	(9,869)
Increase in accounts and notes payable – trade	28,389	28,417	17,958	240,483
Other, net	(233)	(3,673)	3,629	(1,973)
Cash generated from operations	191,908	195,884	151,945	1,625,650
Interest and dividends received	5,390	4,726	5,468	45,659
Interest paid	(17,787)	(20,511)	(21,166)	(150,673)
Income taxes paid	(20,197)	(47,201)	(3,336)	(171,089)
Receipt of rebate on purchasing aircraft	–	–	15,969	–
Other, net	(600)	(4,373)	190	(5,083)
Net cash provided by operating activities	158,714	128,525	149,070	1,344,464
Cash flows from investing activities:				
Payment for purchase of property and equipment	(236,750)	(218,278)	(199,650)	(2,005,506)
Proceeds from sale of property and equipment	104,900	125,392	39,505	888,607
Payment for purchase of intangible assets	(15,176)	(17,302)	(10,530)	(128,556)
Payment for purchase of marketable securities	(5,995)	–	–	(50,784)
Proceeds from redemption of marketable securities	21,410	–	–	181,364
Proceeds from sale of investments in securities	1,015	11,282	5,093	8,598
Payment of advances	(2,416)	(1,528)	(635)	(20,466)
Proceeds from collection of advances	5,606	49,574	2,524	47,488
Proceeds from sale of subsidiary's stock with changes in scope of consolidation	1,375	12,219	–	11,648
Other, net	(2,267)	(7,808)	(5,554)	(19,204)
Net cash used in investing activities	(128,298)	(46,449)	(169,247)	(1,086,811)
Cash flows from financing activities:				
Decrease in short-term loans, net	(5,190)	(7,355)	(9,038)	(43,964)
Proceeds from long-term debt	97,158	84,278	126,028	823,024
Repayment of long-term debt	(113,809)	(163,141)	(74,300)	(964,075)
Proceeds from issuance of bonds	–	34,813	19,895	–
Repayment of bonds	(75,000)	(40,000)	(109,975)	(635,324)
Payment for dividends	(5,839)	(5,010)	(4,611)	(49,462)
Proceeds from issuance of stock by public offering and allocation to third party	–	95,865	–	–
Other, net	1,783	(2,587)	401	15,104
Net cash used in financing activities	(100,897)	(3,137)	(51,600)	(854,697)
Effect of exchange rate changes on cash and cash equivalents	(59)	517	420	(500)
Net (decrease) increase in cash and cash equivalents	(70,540)	79,456	(71,357)	(597,544)
Cash and cash equivalents at beginning of year	242,785	163,155	234,524	2,056,629
Net increase (decrease) resulting from changes in scope of consolidation	29	174	(12)	246
Cash and cash equivalents at end of year (Note 14)	¥ 172,274	¥ 242,785	¥ 163,155	$ 1,459,331

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

All Nippon Airways Co., Ltd. and its consolidated subsidiaries

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of All Nippon Airways Co., Ltd. (the "Company") and its consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. In preparing the accompanying financial statements, certain reclassifications have been made to the financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles and practices generally accepted in Japan but is presented herein as additional information.

2. Summary of significant accounting policies

(a) Principles of consolidation and accounting for investments in non-consolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and all of its significant subsidiaries (95 subsidiaries for 2007, 98 subsidiaries for 2006 and 96 subsidiaries for 2005). All significant intercompany accounts and transactions have been eliminated in consolidation.

Investments in certain subsidiaries and significant affiliates (25 companies for 2007, 23 companies for 2006 and 22 companies for 2005) are accounted for by the equity method of accounting. The difference between the cost and the underlying net equity in the net assets at dates of acquisition of consolidated subsidiaries and companies accounted for by the equity method of accounting is amortized using the straight-line method over a period of five years.

Investments in non-consolidated subsidiaries and affiliates not accounted for by the equity method of accounting (52 companies for 2007, 49 companies for 2006 and 54 companies for 2005) are stated at cost. The equity in undistributed earnings of these companies was not significant.

During 2007 and 2005, subsidiaries which were not consolidated in prior years were included in consolidation. The effect of changes in the scope of consolidation has been credited or charged to retained earnings (deficit) and the consolidated financial statements for prior years have not been restated.

Certain foreign subsidiaries have fiscal years ending on December 31 and necessary adjustments for significant transactions, if any, are made on consolidation.

(b) Deferred tax accounting

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating losses and tax credits carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is charged to operations in the period that includes the enactment date. See Note 8.

(c) Foreign currency translation

The balance sheet accounts of foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for components of shareholders' equity which are translated at historic exchange rates. Revenues and expenses are translated at the rates of exchange prevailing when such transactions are made. Resulting translation differences are recorded in minority interests and in foreign currency translation adjustments under the net assets section of the consolidated balance sheets.

Foreign currency payables and receivables are principally translated at the rate of exchange in effect at the balance sheet date, except payables and receivables hedged by qualified forward exchange contracts.

(d) Marketable securities and investment securities

The accounting standard for financial instruments requires that securities be classified into three categories: trading, held-to-maturity or other securities. Under the standard, trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gains or losses, net of the applicable income taxes, included directly in net assets. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method. See Note 4.

(e) Derivatives
The Company and its subsidiaries use derivatives, such as forward foreign exchange contracts, interest rate swaps and commodity options and swaps, to limit their exposure to fluctuations in foreign exchange rates, interest rates and commodity prices. The Company and its subsidiaries do not use derivatives for trading purposes.

Derivative financial instruments are carried at fair value with changes in unrealized gains or losses charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which an unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward exchange contracts are translated at the corresponding foreign exchange contract rates. Interest rate swaps that qualify for hedge accounting are not measured at fair value, but the differential paid or received under the swap agreements is recognized and included in interest expenses or income.

(f) Allowance for doubtful receivables
A general provision is made for doubtful receivables based on past experience. Provisions are also made against specific receivables as and when required.

(g) Inventories
Inventories include aircraft spare parts, supplies and stock in trade of consolidated subsidiaries.

These are stated at cost. Cost is determined by the moving average method for aircraft spare parts and the first-in, first-out method for miscellaneous supplies.

(h) Property and equipment and depreciation
Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Boeing 747-400s, Boeing 777s, Boeing 767s, Boeing 737s, Airbus A320s and Airbus A321s	Straight-line method
Other flight equipment	Declining balance method
Buildings	Straight-line method
Other ground property and equipment	Declining balance method

The Company and certain subsidiaries employ principally the following useful lives, based upon the Company's estimated durability of such aircraft:

International type equipment	20 years
Domestic type equipment	17 years

In addition, effective April 1, 2006, the Company adopted new estimated useful lives to certain aircraft which the Company determined to sell in the near future. As a result of the adoption of these new useful lives, depreciation decreased operating income and income before income taxes and minority interests by ¥6,410 million ($54,299 thousand) for the fiscal year ended March 31, 2007 as compared with the corresponding amount under the previous method.

Major additions and improvements are capitalized at cost. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred.

(i) Intangible assets and amortization
Intangible assets included in other assets are amortized by the straight-line method. Cost of software purchased for internal use is amortized by the straight-line method over five years, the estimated useful life of purchased software.

(j) Retirement benefits
The retirement benefit plan of the Company and certain subsidiaries covers substantially all employees other than directors, officers and corporate auditors. Under the terms of this plan, eligible employees are entitled, upon mandatory retirement or earlier voluntary severance, to lump-sum payments or annuity payments based on their compensation at the time of leaving and years of service with the Company and subsidiaries.

The Company and certain significant domestic subsidiaries have trustee employee pension funds to provide coverage for part of the lump-sum benefits or annuity payments.

Several subsidiaries have tax-qualified pension plans which cover all or part of the lump-sum benefits.

The Company and certain consolidated subsidiaries adopt defined contribution pension plans as well as defined benefit pension plans.

Accrued retirement benefits for employees at the balance sheet date are provided mainly at an amount calculated based on the retirement benefit obligation and the fair market value of the pension plan assets as of the balance sheet date, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gains or losses and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated service years of eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of fifteen years by the straight-line method. Actuarial gains and losses are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally eight years through eighteen years) which are shorter than the average remaining service years of employees. Prior service cost is being amortized as incurred by the straight-line method over periods (principally eight years through eighteen years) which are shorter than the average remaining service years of employees. See Note 7.

The assumptions used in accounting for the above plans as of March 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Discount rate	2.5%	2.5%	2.5%
Expected return on plan assets	0.85%~5.5%	0.85%~5.5%	0.85%~5.5%

(k) Revenue recognition

Passenger revenues, cargo and other operating revenues are recorded when services are rendered.

(l) Appropriation of retained earnings

Under the Corporation Law of Japan (the "Law"), the appropriation of unappropriated retained earnings of the Company with respect to a financial period is made by resolution of the Company's shareholders at a general meeting to be held subsequent to the close of the financial period and the accounts for that period do not therefore reflect such appropriation. See Note 10.

(m) Net income per share

The computation of net income per share of common stock is based on the weighted average number of shares outstanding during each year.

As a result of revision of "Implementation Guidelines for Accounting Standards for Net Income per Share" (Financial Accounting Standard Implementation Guidelines No. 4 issued by the Accounting Standards Board of Japan on January 31, 2006), the amount of deferred gain on hedging instruments, net of tax, was included in the net assets as of March 31, 2007 attributable to common stock.

The net assets per share as of March 31, 2007 would have been ¥192.54 ($1.63) if the same calculation method in the previous year had been applied.

(n) Leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases. See Note 9.

(o) Stock issuance costs

Stock issuance costs are principally capitalized and amortized over a period of three years.

(p) Bond issuance costs

Bond issuance costs are principally capitalized and amortized over a period of three years.

(q) Cash equivalents

For the purpose of the statements of cash flows, cash and short-term, highly liquid investments with a maturity of three months or less are treated as cash equivalents. See Note 14.

(r) Reclassification

Certain reclassifications have been made to the 2006 and 2005 financial information in the accompanying financial statements to conform with the 2007 presentation.

(s) Impairment loss on fixed assets

Effective April 1, 2005, the Company and its domestic subsidiaries and affiliates applied "Accounting Standards for Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Council of Japan on August 9, 2002) and the "Implementation Guidelines for Accounting Standards for Impairment of Fixed Assets" (Financial Accounting Standard Implementation Guidelines No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). As a result, impairment loss decreased income before income taxes and minority interests by ¥20,451 million for the fiscal year ended March 31, 2006 and by ¥10,809 million ($91,563 thousand) for the fiscal year ended March 31, 2007. Accumulated impairment losses are deducted directly from the balances of the related fixed assets in accordance with the revised Regulations Concerning Consolidated Financial Statements. See Note 15.

(t) Presentation of net assets in the balance sheet

Effective the year ended March 31, 2007, the Company and its domestic subsidiaries and affiliates applied "Accounting Standards for Presentation of Net Assets in the Balance Sheet" ("Accounting Standards No. 5 for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005) and the "Implementation Guidelines for Accounting Standards for Presentation of Net Assets in the Balance Sheet" (Financial Accounting Standard Implementation Guidelines No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005). In addition, preparation of a consolidated statement of changes in net assets has been required instead of a consolidated statement of shareholders' equity effective the year ended March 31, 2007. In this connection, the consolidated balance sheet as of March 31, 2006 and the consolidated statements of shareholders' equity for the years ended March 31, 2006 and 2005 have been restated to conform to the presentation and disclosure of the consolidated financial statements as of and for the year ended March 31, 2007.

(u) Business combination and divestitures

Effective the year ended March 31, 2007, the Company and its domestic subsidiaries and affiliates applied "Accounting Standards for Business Combinations" ("Accounting Standards for Business Combination" issued by the Business Accounting Council of Japan on October 31, 2003), "Accounting Standards for Business Divestitures" ("Accounting Standards No. 7 for Business Divestitures" issued by the Accounting Standards Board of Japan on December 27, 2005) and the "Implementation Guidelines for Accounting Standards for Business Combination and Divestitures" (Financial Accounting Standard Implementation Guidelines No. 10 issued by the Accounting Standards Board of Japan on December 22, 2006).

3. Financial statements translation

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥118.05=US$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on March 30, 2007. This translation should not be construed as a representation that the amounts shown could be converted into United States dollars at such rate.

4. Marketable securities and investments in securities

Market value information at March 31, 2007 and 2006 is summarized as follows:

Held-to-maturity securities having market value are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2007	2006	2007
Gross unrealized gain:			
Cost	¥ 3	¥38	$25
Market value	3	38	25
	0	0	0
Gross unrealized loss:			
Cost	5	–	42
Market value	5	–	42
	(0)	–	(0)
Net unrealized gain	¥ 0	¥ 0	$ 0

Other securities having market value are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2007	2006	2007
Gross unrealized gain:			
Cost	¥14,857	¥14,369	$125,853
Market value	33,826	30,898	286,539
	18,969	16,529	160,686
Gross unrealized loss:			
Cost	3,392	446	28,734
Market value	3,227	405	27,336
	(165)	(41)	(1,398)
Net unrealized gain	¥18,804	¥16,488	$159,288

Other securities sold in the years ended March 31, 2007, 2006 and 2005 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2007	2006	2005	2007
Proceeds	¥464	¥228	¥1,778	$3,931
Gain on sale	323	8	878	2,736
Loss on sale	1	–	1,096	8

Breakdown of securities not having market value at March 31, 2007 and 2006 is as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2007	2006	2007
Held-to-maturity bonds	¥ –	¥15,416	$ –
Other securities	22,415	31,449	189,877
	¥22,415	¥46,865	$189,877

The redemption schedule of other securities and held-to-maturity debt securities as of March 31, 2007 and 2006 is summarized as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2007	2006	2007
Bonds:			
Within 1 year	¥ 5	¥23,415	$ 42
Over 1 year to 5 years	3	38	25
Others:			
Within 1 year	29	1,230	246
Total:			
Within 1 year	¥34	¥24,645	$288
Over 1 year to 5 years	3	38	25

5. Investments in and advances to non-consolidated subsidiaries and affiliates

Investments in and advances to non-consolidated subsidiaries and affiliates at March 31, 2007 and 2006 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2007	2006	2007
Investments in capital stock	¥8,916	¥7,293	$75,527
Advances	330	361	2,795
	¥9,246	¥7,654	$78,323

6. Short-term loans and long-term debt

Short-term loans at March 31, 2007 and 2006 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2007	2006	2007
Short-term bank loans	¥ 3,500	¥ 8,690	$ 29,648
Current portion of long-term loans	110,224	95,748	933,706
Current portion of bonds and notes	45,000	45,000	381,194
	¥158,724	¥149,438	$1,344,549

The interest rates on the short-term loans were between 0.08% and 1.66% per annum in 2007 and between 0.08% and 1.63% per annum in 2006.

Long-term debt at March 31, 2007 and 2006 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2007	2006	2007
Bonds and notes:			
3.075% notes due 2007	¥ 35,000	¥ 35,000	$ 296,485
2.75% notes due 2009	20,000	20,000	169,420
3.2% notes due 2017	20,000	20,000	169,420
2.9% notes due 2008 (*1)	–	20,000	–
3% notes due 2007	10,000	10,000	84,710
2.05% notes due 2006	–	15,000	–
3% notes due 2011	10,000	10,000	84,710
3% notes due 2010	10,000	10,000	84,710
1.33% notes due 2008	20,000	20,000	169,420
1.5% notes due 2008 (*1)	–	10,000	–
1.27% notes due 2009	10,000	10,000	84,710
1.7% notes due 2011	10,000	10,000	84,710
0.8% notes due 2006	–	30,000	–
2.27% notes due 2014	10,000	10,000	84,710
1.44% notes due 2011	10,000	10,000	84,710
2.09% notes due 2014	10,000	10,000	84,710
1.97% notes due 2015	15,000	15,000	127,065
0.86% notes due 2008	20,000	20,000	169,420
	210,000	285,000	1,778,907
Loans, principally from banks:			
Secured, bearing interest from 0.85% to 6.80% in 2007 and 0.85% to 6.90% in 2006, maturing in installments through 2022	369,259	338,078	3,127,988
Unsecured, bearing interest from 0.93% to 6.90% in 2007 and 0.64% to 6.10% in 2006, maturing in installments through 2016	166,687	214,549	1,412,003
	535,946	552,627	4,539,992
	745,946	837,627	6,318,899
Less current portion	155,224	140,748	1,314,900
	¥590,722	¥696,879	$5,003,998

(*1) Decreased by debt assumption contracts

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligation becomes due, or in the event of default and certain other specified events, to offset cash deposits against such obligations due to the bank.

Certain bonds and notes and foreign currency loans are guaranteed by domestic and foreign banks.

The Company has concluded a commitment line agreement with a syndicate of 15 major Japanese banks amounting to ¥100,000 million ($847,099 thousand) to reduce its surplus balance of funds and to improve its consolidated balance sheet. There were no loans payable outstanding at March 31, 2007 under this agreement.

The following assets were pledged as collateral for short-term and long-term debt at March 31, 2007:

	Yen (Millions)	U.S. dollars (Thousands)
Property and equipment, at net book value:		
Flight equipment	¥545,601	$4,621,779
Ground property and equipment	49,449	418,882
	¥595,050	$5,040,661

The aggregate annual maturities of long-term debt after March 31, 2007 are as follows:

Year ending March 31,	Yen (Millions)	U.S. dollars (Thousands)
2008	¥155,224	$1,314,900
2009	116,584	987,582
2010	93,426	791,410
2011 and thereafter	380,712	3,225,006
	¥745,946	$6,318,899

7. Retirement benefit plans

The Company and its domestic consolidated subsidiaries have defined benefit plans, i.e., welfare pension fund plans, tax qualified pension plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, length of service and the conditions under which termination occurs.

The Company applied for an exemption from the payment of the benefits related to past employee services and received approvals from the Minister of Health, Labour and Welfare on October 1, 2004, and a domestic consolidated subsidiary applied for an exemption from the payment of the benefits related to past employee services and received approval from the Minister of Health, Labour and Welfare on May 1, 2005.

The following table sets out the funded and accrued status of the plans and the amounts recognized in the consolidated balance sheets as of March 31, 2007 and 2006 for the Company and consolidated subsidiaries' defined benefit plans:

	Yen (Millions)		U.S. dollars (Thousands)
	2007	2006	2007
Retirement benefit obligation	¥(278,278)	¥(269,868)	$(2,357,289)
Plan assets at fair value	118,190	110,939	1,001,186
Unfunded retirement benefit obligation	(160,088)	(158,929)	(1,356,103)
Unrecognized net transitional retirement benefit obligation	53,698	60,430	454,875
Unrecognized actuarial loss	23,826	24,497	201,830
Unrecognized prior service cost	(29,014)	(32,361)	(245,778)
	(111,578)	(106,363)	(945,176)
Prepaid pension cost	1,028	1,014	8,708
Accrued employees' retirement benefits	¥(112,606)	¥(107,377)	$ (953,884)

The government sponsored portion of the benefits under the welfare pension fund plans has been included in the amounts shown in the above table.

The components of retirement benefit expenses for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2007	2006	2005	2007
Service cost	¥10,953	¥12,225	¥11,947	$ 92,782
Interest cost	6,426	6,250	6,167	54,435
Expected return on plan assets	(4,369)	(4,952)	(3,671)	(37,010)
Amortization of net transitional retirement benefit obligation	6,713	6,712	6,712	56,866
Amortization of actuarial loss	3,650	4,071	3,213	30,919
Amortization of prior service cost	(3,739)	(3,715)	(3,090)	(31,673)
Net periodic pension and severance cost	¥19,634	¥20,591	¥21,278	$166,319

Besides the above net periodic pension and severance cost, the costs for other retirement and pension plans such as a defined contribution plan and for supplemental retirement benefit were ¥608 million ($5,150 thousand) and ¥600 million ($5,083 thousand), respectively, for the year ended March 31, 2007, ¥568 million and ¥4,373 million, respectively, for the year ended March 31, 2006 and ¥608 million and ¥1,858 million, respectively, for the year ended March 31, 2005.

8. Income taxes

The Company is subject to a number of taxes on income (corporation tax, inhabitants taxes and enterprise tax) which in aggregate resulted in a normal statutory tax rate of 40.16% in 2007 and 2006.

The Company adopted the consolidated taxation system effective from the year ended March 31, 2003. For consolidated taxation system purposes, the Company has consolidated all qualified, wholly-owned domestic subsidiaries.

The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at March 31, 2007 and 2006 is as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2007	2006	2007
Deferred tax assets:			
Accrued employees' retirement benefits	¥44,543	¥ 42,209	$ 377,323
Unrealized gain on derivative financial instruments	–	11,780	–
Accrued expenses	7,203	5,751	61,017
Intercompany profits on inventories and property and equipment	5,428	5,311	45,981
Impairment loss	3,671	3,908	31,097
Tax loss carry-forward	2,306	2,725	19,534
Valuation loss on investments in securities	1,048	–	8,878
Accrued enterprise taxes	629	1,162	5,328
Allowance for doubtful accounts	608	–	5,150
Other	12,536	11,157	106,192
Total gross deferred tax assets	77,972	84,003	660,500
Less valuation allowance	(8,611)	(9,024)	(72,944)
Total net deferred tax assets	69,361	74,979	587,556
Deferred tax liabilities:			
Unrealized holding gain on securities	(7,641)	(6,754)	(64,727)
Special depreciation reserve	(2,729)	(984)	(23,117)
Other	(15,521)	(2,716)	(131,478)
Total gross deferred tax liabilities	(25,891)	(10,454)	(219,322)
Net deferred tax assets	¥43,470	¥ 64,525	$ 368,234

A reconciliation of the difference between the statutory tax rate and the effective income tax rate for the year ended March 31, 2007 is as follows:

Statutory tax rate	40.16%
Reconciliation:	
Entertainment expenses not qualifying for deduction	2.01
Inhabitants tax per capita levy	0.45
Change in valuation allowance and related adjustments	(2.80)
Other	(5.80)
Effective income tax rate	34.02%

A reconciliation of the difference between the statutory tax rate and the effective income tax rate for the year ended March 31, 2006 is as follows:

Statutory tax rate	40.16%
Reconciliation:	
Entertainment expenses not qualifying for deduction	1.67
Inhabitants tax per capita levy	0.44
Change in valuation allowance and related adjustments	10.23
Other	(1.22)
Effective income tax rate	51.28%

9. Leases

(a) Finance leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases. Information on finance leases which are not recorded as assets and liabilities in the balance sheets is summarized below.

Estimated acquisition costs, accumulated depreciation and net book value of leased assets at March 31, 2007 and 2006 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2007	2006	2007
Aircraft:			
Estimated acquisition cost	¥223,363	¥278,217	$1,892,105
Estimated amount of accumulated depreciation	138,153	174,610	1,170,292
Estimated net book value	85,210	103,607	721,813
Others:			
Estimated acquisition cost	15,365	11,688	130,156
Estimated amount of accumulated depreciation	6,954	6,449	58,907
Estimated net book value	8,411	5,239	71,249
Total:			
Estimated acquisition cost	238,728	289,905	2,022,261
Estimated amount of accumulated depreciation	145,107	181,059	1,229,199
Estimated net book value	¥ 93,621	¥108,846	$ 793,062

Outstanding finance lease obligations at March 31, 2007 and 2006 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2007	2006	2007
Current portion of finance lease obligations	¥23,169	¥ 26,879	$196,264
Long-term finance lease obligations	74,341	87,143	629,741
	¥97,510	¥114,022	$826,005

Estimated amount of depreciation and finance charges for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2007	2006	2005	2007
Estimated amount of depreciation by the straight-line method over the lease period	¥26,737	¥31,476	¥33,616	$226,488
Estimated interest cost	2,099	3,216	3,967	17,780

Annual lease expenses charged to income were ¥30,048 million ($254,536 thousand), ¥36,735 million and ¥39,444 million for the years ended March 31, 2007, 2006 and 2005, respectively.

(b) Operating leases

The rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at March 31, 2007 and 2006 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2007	2006	2007
Current portion of operating lease obligations	¥ 32,824	¥ 31,791	$ 278,052
Long-term operating lease obligations	173,450	121,934	1,469,292
	¥206,274	¥153,725	$1,747,344

Note: No impairment loss was allocated to leased assets.

10. Supplementary information for consolidated statements of changes in net assets

Supplementary information for consolidated statements of changes in net assets at March 31, 2007 consisted of the following:

(a) Type and number of outstanding shares

Number of shares

Type of shares	Balance at beginning of year (Thousands)	Increase in shares during the year (Thousands)	Decrease in shares during the year (Thousands)	Balance at end of year (Thousands)
Issued stock:				
Common stock	1,949,959	–	–	1,949,959
Total	1,949,959	–	–	1,949,959
Treasury stock:				
Common stock (*1, *2)	3,211	695	1,971	1,935
Total	3,211	695	1,971	1,935

(*1) Treasury stock increased by 695 thousand shares due to the repurchase of shares less than one unit.

(*2) Treasury stock decreased by 157 thousand shares due to the sale of shares less than one unit and by 1,814 thousand shares due to the sale of shares by a consolidated company.

(b) Dividends

(1) Dividends paid to shareholders

Date of approval	Resolution approved by	Type of shares	Amount (Millions of Yen)	Amount (Thousands of U.S. dollars)	Amount per share (Yen)	Amount per share (U.S. dollars)	Shareholders' cut-off date	Effective date
June 28, 2006	Annual general meeting of shareholders	Common stock	¥5,839	$49,462	¥3.00	$0.03	March 31, 2006	June 29, 2006

(2) Dividends with a shareholders' cut-off date during the current fiscal year, ending March 31, 2008, but an effective date subsequent to the current fiscal year

Date of approval	Resolution approved by	Type of shares	Amount (Millions of Yen)	Amount (Thousands of U.S. dollars)	Paid from	Amount per share (Yen)	Amount per share (U.S. dollars)	Shareholders' cut-off date	Effective date
June 25, 2007	Annual general meeting of shareholders	Common stock	¥5,844	$49,504	Retained earnings	¥3.00	$0.03	March 31, 2007	June 26, 2007

In accordance with the Law, the Company provides a legal reserve which is included in retained earnings. The Law provides that an amount equal to at least 10% of the amounts to be disbursed as distributions of earnings be appropriated to the legal reserve until the total of the legal reserve and the additional paid-in capital account equals 25% of the common stock account. The Law provides that neither additional paid-in capital nor the legal reserve is available for the payment of dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. The Law also provides that, if the total amount of additional paid-in capital and the legal reserve exceeds 25% of the amount of common stock, the excess may be distributed to the shareholders either as a return of capital or as dividends subject to the approval of the shareholders. Under the Law, however, such distributions can be made at anytime by resolution of the shareholders or by the Board of Directors if certain conditions are met.

11. Commitments and contingent liabilities

At March 31, 2007, commitments outstanding for the acquisition or construction of property and equipment amounted to ¥1,135,761 million ($9,621,017 thousand).

The Company and consolidated subsidiaries were contingently liable as guarantor of bonds with debt assumption contracts and loans, principally to affiliates, amounting to ¥30,172 million ($255,587 thousand) at March 31, 2007.

The Company is liable for defects in the amount of ¥1,282 million ($10,860 thousand) at March 31, 2007.

12. Derivatives and hedging activities

The Company and certain of its subsidiaries operate internationally and are exposed to the risk of changes in foreign exchange rates, interest rates and commodity prices of fuel. In order to manage these risks, the Company and its subsidiaries utilize forward exchange contracts to hedge certain foreign currency transactions related to purchase commitments, principally of flight equipment, and foreign currency receivables and payables. Also, the Company and its subsidiaries utilize interest rate swaps to minimize the impact of interest rate fluctuations related to their outstanding debt. In addition, the Company also enters into a variety of swaps and options in its management of risk exposure related to the commodity prices of fuel. The Company and its subsidiaries do not use derivatives for trading purposes.

The Company has developed internal hedging guidelines to control various aspects of derivative transactions, including authorization levels and transaction volumes. The Company enters into derivative transactions in accordance with these internal guidelines. Derivative and hedging transactions initiated by respective operational departments have been examined by the accounting department and these transactions, including their measures and ratios, have been monitored by management generally on a monthly basis. Assessment of hedge effectiveness is examined at inception and, on an ongoing basis, periodically. The consolidated subsidiaries have adopted the same procedures for hedging activities as the Company.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions.

13. Segment information

The Company and its consolidated subsidiaries conduct operations in air transportation, travel services, hotel operations and other businesses. Businesses other than air transportation, travel services and hotel operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, are included in "Other businesses" in the following industry segment information.

Other segment information of the Company and its subsidiaries, such as geographical breakdown of sales and assets, is not disclosed because of its insignificance.

Segment information for the years ended March 31, 2007, 2006 and 2005 is as follows:

	Yen (Millions)						
As of and for the year ended March 31, 2007	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	¥1,134,250	¥186,872	¥ 58,022	¥110,514	¥1,489,658	¥ –	¥1,489,658
Intra-group sales and transfers	114,532	21,154	8,615	86,381	230,682	(230,682)	–
Total	1,248,782	208,026	66,637	196,895	1,720,340	(230,682)	1,489,658
Operating expenses	1,169,061	206,106	61,415	191,281	1,627,863	(230,395)	1,397,468
Operating income	¥ 79,721	¥ 1,920	¥ 5,222	¥ 5,614	¥ 92,477	¥ (287)	¥ 92,190
	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,447,781	¥ 51,870	¥143,179	¥116,548	¥1,759,378	¥(157,287)	¥1,602,091
Depreciation and amortization	81,465	1,241	3,825	2,079	88,610	–	88,610
Impairment loss	10,704	–	–	105	10,809	–	10,809
Capital expenditure	242,572	2,432	2,899	4,357	252,260	(334)	251,926

	U.S. dollars (Thousands)						
As of and for the year ended March 31, 2007	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	$ 9,608,217	$1,582,990	$ 491,503	$ 936,163	$12,618,873	$ –	$12,618,873
Intra-group sales and transfers	970,199	179,195	72,978	731,732	1,954,104	(1,954,104)	–
Total	10,578,416	1,762,185	564,481	1,667,895	14,572,977	(1,954,104)	12,618,873
Operating expenses	9,903,100	1,745,921	520,246	1,620,339	13,789,606	(1,951,673)	11,837,933
Operating income	$ 675,316	$ 16,264	$ 44,235	$ 47,556	$ 783,371	$ (2,431)	$ 780,940
	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	$12,264,134	$ 439,390	$1,212,867	$ 987,277	$14,903,668	$(1,332,376)	$13,571,292
Depreciation and amortization	690,089	10,512	32,402	17,611	750,614	–	750,614
Impairment loss	90,673	–	–	890	91,563	–	91,563
Capital expenditure	2,054,824	20,602	24,557	36,908	2,136,891	(2,829)	2,134,062

	Yen (Millions)						
As of and for the year ended March 31, 2006	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	¥1,022,090	¥180,189	¥57,695	¥108,818	¥1,368,792	¥ –	¥1,368,792
Intra-group sales and transfers	110,574	19,303	8,681	82,095	220,653	(220,653)	–
Total	1,132,664	199,492	66,376	190,913	1,589,445	(220,653)	1,368,792
Operating expenses	1,058,551	196,274	61,741	184,123	1,500,689	(220,699)	1,279,990
Operating income	¥ 74,113	¥ 3,218	¥ 4,635	¥ 6,790	¥ 88,756	¥ 46	¥ 88,802
	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,476,599	¥50,120	¥150,367	¥131,675	¥1,808,761	¥(141,918)	¥1,666,843
Depreciation and amortization	67,984	1,046	3,822	3,349	76,201	–	76,201
Impairment loss	1,663	–	9,083	9,705	20,451	–	20,451
Capital expenditure	189,501	1,176	42,881	2,224	235,782	(202)	235,580

As of and for the year ended March 31, 2005	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
	Yen (Millions)						
Operating revenues	¥ 961,969	¥170,937	¥55,454	¥104,453	¥1,292,813	¥ –	¥1,292,813
Intra-group sales and transfers	104,972	19,357	14,044	78,904	217,277	(217,277)	–
Total	1,066,941	190,294	69,498	183,357	1,510,090	(217,277)	1,292,813
Operating expenses	998,900	187,170	69,965	176,375	1,432,410	(217,371)	1,215,039
Operating income (loss)	¥ 68,041	¥ 3,124	¥ (467)	¥ 6,982	¥ 77,680	¥ 94	¥ 77,774

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,326,276	¥45,732	¥117,122	¥180,856	¥1,669,986	¥(63,373)	¥1,606,613
Depreciation and amortization	61,703	1,134	4,004	3,605	70,446	–	70,446
Capital expenditure	195,963	1,216	10,164	3,152	210,495	(315)	210,180

14. Supplementary cash flow information

Reconciliation of the difference between cash stated in the consolidated balance sheets as of March 31, 2007, 2006 and 2005 and cash and cash equivalents for the purpose of the statements of cash flows is as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2007	2006	2005	2007
Cash	¥172,958	¥234,461	¥158,204	$1,465,125
Time deposits with maturities of more than three months	(711)	(903)	(777)	(6,023)
Marketable securities	34	24,645	5,730	288
Marketable securities with maturities of more than three months	(7)	(15,418)	(2)	(59)
Cash and cash equivalents	¥172,274	¥242,785	¥163,155	$1,459,331

Significant non-cash transactions for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2007	2006	2005	2007
Conversion of convertible bonds:				
Credited to common stock	¥–	–	¥ 4,733	$–
Credited to capital surplus	–	–	4,733	–
	¥–	–	¥ 9,466	$–
Issuance of new stock by execution of stock acquisition rights:				
Credited to common stock	¥–	¥4,208	¥15,791	$–
Credited to capital surplus	–	4,208	15,791	–
	¥–	¥8,418	¥31,582	$–

The following are major components of assets and liabilities of ANA Real Estate Co., Ltd., which has been excluded from consolidation due to sale of all of interests by the Company, as well as a reconciliation of the difference between the sales prices of this subsidiary's stock and the proceeds from the sale of subsidiary's stock with changes in scope of consolidation.

	Yen (Millions)			U.S. dollars (Thousands)
	2007	2006	2005	2007
Current assets	¥ –	¥ 4,872	¥ –	$ –
Fixed assets	–	37,948	–	–
Goodwill	–	275	–	–
Current liabilities	–	(26,496)	–	–
Fixed liabilities	–	(11,014)	–	–
Gain on sale of subsidiary's stock	–	11,372	–	–
Sales price of subsidiary's stock	–	16,957	–	–
Cash and cash equivalents of subsidiary	–	(4,738)	–	–
Proceeds from sale of subsidiary's stock with changes in scope of consolidation	¥ –	¥ 12,219	¥ –	$ –

15. Impairment loss

The assets of the Company and its domestic consolidated subsidiaries are grouped by individual property in the case of hotel business assets, rental real estate assets, assets expected to be sold and idle assets and by management accounting categories in the case of business assets. Due to slumping performance in business assets and hotel business assets as well as falling prices of rental real estate assets and assets expected to be sold, the net book values of assets whose profitability and market prices dropped notably were written down to the recoverable amount and impairment losses of ¥10,809 million ($91,563 thousand) and ¥20,451 million were recorded in the years ended March 31, 2007 and 2006, respectively.

As of and for the year ended March 31, 2007			Yen (Millions)	U.S. dollars (Thousands)
Application	Location	Category	Impairment loss	
Business assets	1 in Hokkaido	Buildings	¥ 44	$ 373
		Land	61	517
		Total	¥ 105	$ 890
Assets expected to be sold		Aircraft	¥10,704	$90,673
		Total	¥10,704	$90,673

Note: The recoverable amount of the assets was measured using the net realizable value based on real estate appraisal or sales agreement, or using the value in use method with discount rates of 3.5% to 11.7%.

As of and for the year ended March 31, 2006			Yen (Millions)
Application	Location	Category	Impairment loss
Hotel business assets	1 in Kanto / 2 others	Buildings and others	¥ 8,232
		Others	806
		Total	¥ 9,038
Rental real estate assets	1 in Kanto / 5 others	Land, buildings and others	¥ 7,462
		Buildings and others	3,154
		Total	¥10,616
Idle assets	2 in Kanto / 5 others	Land and others	¥ 778
		Intangible fixed assets and others	19
		Total	¥ 797

Note: The recoverable amount of the assets was measured using the net realizable value based on real estate appraisal or sales agreement, or using the value in use method with discount rates of 3.5% to 10.6%.

16. Subsequent event

Based on the resolution of the Board of Directors' meeting held on April 13, 2007, the Company entered into an agreement to transfer all the shares and assets in 14 subsidiary companies relating to hotels owned and leased by the Company's group (the "ANA Group") companies and completed the transfer on June 1, 2007:

(1) Reason for transfer:
To dispose of the ANA Group's owned and leased hotel assets in line with its 2006-2009 Midterm Corporate Strategy, as announced on January 31, 2006.

(2) Transferred companies and properties:
14 hotel subsidiary companies and 3 real estate properties

(3) Date of transfer:
June 1, 2007

(4) Transferee:
Company name: Y.K. Shiroyama Properties*
CEO: Mr. Tomoaki Yamada
Registered Address: Koto-ku, Tokyo, Japan
* Shiroyama Properties is a Yugen Kaisha (Y.K.) formed by a fund managed by Morgan Stanley, and has no link in terms of equity or personnel with the ANA Group.

(5) Profits from the deal (Estimated):
¥130.0 billion ($1,101 million)

ERNST & YOUNG SHINNIHON

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
All Nippon Airways Co., Ltd.

We have audited the accompanying consolidated balance sheets of All Nippon Airways Co., Ltd. and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in net assets, and cash flows for each of the three years in the period ended March 31, 2007, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of All Nippon Airways Co., Ltd. and consolidated subsidiaries at March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

(Supplemental Information)
As described in Note 16 "Subsequent event", based on the resolution of the Board of Directors' meeting held on April 13, 2007, the Company entered into an agreement to transfer all the shares and assets in 14 subsidiary companies relating to hotels owned and leased by the Company's group companies and completed the transfer on June 1, 2007.

Ernst & Young ShinNihon

Ernst & Young ShinNihon

June 25, 2007

A MEMBER OF ERNST & YOUNG GLOBAL

The ANA Group

(As of March 31, 2007)

Operating segment	Number of subsidiaries: Total	of which, consolidated	of which, equity method	Number of affiliates: Total	of which, equity method
Air Transportation	38	38	–	5	5
Travel Services	9	9	–	1	1
Hotel Operations	16	16	–	3	2
Other Businesses	65	32	5	35	12
Total	128	95	5	44	20

ANA and Principal Subsidiaries and Affiliates	Principal Businesses	Revenues[1] (Millions)	Paid-in Capital[1] (Millions)	Percentage Owned by the Parent
Air Transportation: Transportation Related				
All Nippon Airways Co., Ltd. (ANA)	Air transportation	¥1,289,429	¥160,001	Parent
Air Nippon Co., Ltd. (ANK)	Air transportation (mainly domestic mid/long-distance routes using narrow-body aircraft)	91,297	5,400	100.0
Air Nippon Network Co., Ltd. (AKX)	Air transportation (mainly within Hokkaido and Itami arrival/departure routes using turbo-prop aircraft)	13,857	50	100.0
Air Japan Co., Ltd. (AJX)	Air transportation (mainly Asian resort routes)	11,644	50	100.0
Air Central Co., Ltd. (CRF)	Air transportation (mainly Nagoya arrival/departure routes using turbo-prop aircraft)	7,555	300	86.7
Air Next Co., Ltd. (NXA)	Air transportation (mainly Fukuoka and Nagoya arrival/departure routes using narrow-body aircraft)	5,592	50	100.0
ANA & JP Express Co., Ltd. (AJV)	Air cargo transportation	4,461	80	51.7
Air Transportation: Transportation Support Related				
International Airport Utility Co., Ltd.	Haneda Airport aircraft taxi/towing operations	13,315	100	50.0
ANA Catering Service Co., Ltd.	Preparation of in-flight meals	11,644	352	100.0
New Tokyo Airport Service Co., Ltd.	Narita Airport aircraft taxi/towing operations	9,948	60	50.0
ANA Aircraft Maintenance Co., Ltd.	Maintenance, repair, and improvement of aircraft and equipment	8,840	2,433	98.7
Travel Services				
ANA Sales Co., Ltd.	Travel services (development, support, and sales of domestic and international travel packages)	198,299	1,000	97.5
Hotel Operations[2]				
ANA Hotel Tokyo Co., Ltd.	Hotel operations	16,942	40	0.0
Okinawa ANA Resort Co., Ltd.	Hotel operations	6,284	2,600	100.0
Other Businesses				
All Nippon Airways Trading Co., Ltd.	Trading and retail (development of airport stores and other stores and direct sales through ANA in-flight magazine and other methods)	144,140	360	39.5
ANA Information Systems Planning Co., Ltd.	System consulting and system integration services	20,375	53	100.0
Sky Building Service Co., Ltd.	Contracting of building/facility maintenance, management, and cleaning services	12,745	80	44.8
ANA Logistic Service Co., Ltd.	Air cargo imports warehousing and import/export administration	8,910	465	57.0
ANA Business Create Co., Ltd.	Air ticket inspection/HR dispatch and introduction services	7,519	200	60.0

Notes: 1. Figures for revenues and paid-in capital of each company are stated before intercompany eliminations.
2. ANA transferred its hotel business outside the Group in June 2007.

ANA Route System

(As of June 8, 2007)

Domestic Network

<Passengers>

Number of routes: 130

Number of flights: 938 per day

<Cargo>

Number of routes: 5

Number of flights: 8 per day

- O Cities served by ANA Group, including code-sharing with IBEX Airlines (IBX), Air Do (ADO), Skynet Asia (SNA), and Starflyer (SFJ).
- --- Cargo-only route



Wakkanai
Rishiri
Okhotskmonbetsu
Asahikawa
Memanbetsu
Nakashibetsu
Sapporo (Okadama)
Kushiro
Sapporo (Chitose)
Hakodate
Odate-Noshiro
Akita
Shonai
Sendai
Niigata
Fukushima
Noto
Toyama
Kanazawa (Komatsu)
Tokyo (Haneda)
Narita
Tottori
Yonago
Osaka (Itami)
Iwami
Okayama
Kobe
Osaka (Kansai)
Nagoya (Chubu)
Oshima
Tsushima
Hiroshima
Yamaguchi Ube
Takamatsu
Matsuyama
Fukuoka
Kitakyushu
Tokushima
Saga
Oita
Kochi
Nagasaki
Hachijojima
Gotofukue
Kumamoto
Miyazaki
Kagoshima
Okinawa (Naha)
Miyako
Ishigaki

International Network

<Passengers>

Number of routes: 38

Number of flights: 596 per week

(ANA Group total, excluding code-share flights)

<Cargo>

Number of routes: 20

Number of flights: 108 per week

- O Cities served by ANA Group
- O Cities served by code-sharing
- --- Cargo-only routes



Toronto
Columbus
Richmond
Cincinnati
Minneapolis
Ottawa
Pittsburgh
Montreal
Cleveland
Buffalo
Baltimore
Philadelphia
Boston
New York (J.F. Kennedy, Newark)
Washington, D.C. (Dulles)
Chicago
St. Louis
Nashville
Charlotte
Atlanta
Orlando
Houston
Tampa
Miami
Anchorage
Vancouver
Seattle
Portland
Denver
Salt Lake City
San Francisco
Las Vegas
Los Angeles
Phoenix
Santa Ana
San Diego
Mexico City
Honolulu
Aberdeen
Edinburgh
Glasgow
Belfast
Dublin
Leeds
Manchester
London
Hamburg
Warsaw
Berlin
Frankfurt
Dusseldorf
Linz
Vienna
Salzburg
Graz
Munich
Innsbruck
Paris
Zurich
Geneva
Milan
Asahikawa
Sapporo
Sendai
Fukushima
Toyama
Narita
Centrair
Kansai
Takamatsu
Matsuyama
Miyazaki
Okinawa
Guam
Shenyang
Dalian
Beijing
Tianjin
Seoul (Incheon)
Yonago
Busan
Hiroshima
Qingdao
Fukuoka
Kumamoto
Xian
Shanghai
Hangzhou
Guangzhou
Chongqing
Xiamen
Taipei
Shenzhen
Hong Kong
Chiang Rai
Hanoi
Chiang Mai
Bangkok
Ho Chi Minh City
Hat Yai
Phuket
Kota Kinabalu
Kuala Lumpur
Singapore
Doha
Cairo
Luxor
Johannesburg
Detroit
Birmingham
Indianapolis
Raleigh-Durham
Winnipeg
New Orleans
Knoxville
Dayton
Westchester
Dallas
Syracuse
Allentown
Albany
Louisville
Austin
San Antonio
Hartford
Rochester
Burlington
Roanoke
Columbia
Charleston
Portland
Des Moines
Providence
Grand Rapids
Norfolk
Greensboro
Omaha
Greenville
Madison
Jacksonville
Milwaukee
Lexington
Manchester
Kansas City
Memphis
Harrisburg
Chicago
Baltimore
Cleveland
Albuquerque
Austin
Bakersfield
Boise
Tucson
Fresno
Sacramento
Santa Barbara
Monterey
Palm Springs
San Antonio
Reno
San Francisco
Norfolk
Burlington
Portland
Albany
Providence
Syracuse
New York (Newark, J.F. Kennedy, La Guardia)
Rochester
Philadelphia
Detroit
Richmond
Cleveland
Greensboro
Harrisburg
Raleigh-Durham
Pittsburgh
Columbia
Greenville
Charleston
Roanoke
Jacksonville
Washington DC

Investor Information

(As of March 31, 2007)

Date of Foundation
December 27, 1952

Head Office
Shiodome City Center,
1-5-2 Higashi-Shimbashi,
Minato-ku, Tokyo 105-7133, Japan
TEL: 81-3-6735-1000
FAX: 81-3-6735-1005
URL: http://www.ana.co.jp/

Investor Relations
TEL: 81-3-6735-1030
FAX: 81-3-6735-1185

Offices
Japan
Sapporo, Tokyo, Nagoya, Osaka, Fukuoka, Okinawa, and 39 offices in other cities

United States
Los Angeles; New York; Washington, D.C.; Chicago; San Francisco; Honolulu; Guam

Europe
London, Paris, Frankfurt, Dusseldorf, Hamburg, Zurich, Geneva, Brussels, Moscow, Rome, Madrid

Asia
Beijing, Tianjin, Shenyang, Dalian, Qingdao, Shanghai, Xiamen, Hangzhou, Guangzhou, Hong Kong, Seoul, Bangkok, Ho Chi Minh City, Yangon, Kuala Lumpur, Singapore, Bombay

Number of Employees
32,460 (Consolidated)

Paid-in Capital
¥160,001 million

Number of Shares of Common Stock
Authorized: 3,900,000,000 shares
Issued: 1,949,959,257 shares

Number of Shareholders
274,736

Stock Listings
Tokyo, Osaka, and London

Major Shareholders

	Number of shares held (Thousands)	Percentage of total shares in issue
Nagoya Railroad Co., Ltd.	71,982	3.69%
The Master Trust Bank of Japan, Ltd. (trust account)	47,341	2.43
Tokio Marine & Nichido Fire Insurance Co., Ltd.	43,397	2.23
Japan Trustee Service Bank, Ltd. (trust account)	42,073	2.16
Mitsui Sumitomo Insurance Co., Ltd.	34,770	1.78
Nippon Life Insurance Company	30,681	1.57
All Nippon Airways Co., Ltd. Employee Stock Ownership Association	29,755	1.53
Sumitomo Mitsui Banking Corporation	26,820	1.38
Mizuho Corporate Bank, Ltd.	26,753	1.37
The Asahi Shimbun Company	24,518	1.26
Total	378,090	19.39%

Transfer Agent
The Sumitomo Trust and Banking Co., Ltd.
1-10, Nikko-cho, Fuchu, Tokyo 183-8701, Japan

Independent Auditors
Ernst & Young ShinNihon

American Depositary Receipts
Ratio (ADR:ORD): 1:2
Exchange: OTC (Over-the-Counter)
Symbol: ALNPY
CUSIP: 016630303
Depositary:
The Bank of New York
101 Barclay Street, 22 West, New York, NY 10286, U.S.A.
TEL: 1-212-815-2042
U.S. Toll Free: 1-888-269-2377 (888-BNY-ADRS)
URL: http://www.adrbny.com

Stock Price and Ratios (Consolidated)

	2007	2006	2005	2004	2003
Stock Price* (¥):					
High	489	509	403	364	380
Low	392	321	312	191	202
PER (times):					
High	29.2	32.5	23.3	22.6	–
Low	23.4	20.5	18.1	11.8	–
Price / Cash Flow Ratio (times):					
High	7.9	8.9	6.8	6.3	17.4
Low	6.3	5.6	5.3	3.3	9.2
PBR (times):					
High	2.4	2.9	3.1	3.7	4.8
Low	1.9	1.8	2.4	2.0	2.5
Net Income (Loss) per Share (¥)	16.77	15.64	17.26	16.14	(18.42)
Equity per Share (¥)	204.42	177.89	128.31	97.66	79.57
Cash Dividends per Share (¥)	3.00	3.00	3.00	3.00	–

* Tokyo Stock Exchange

Stock Price

Stock Price Range


(¥)
600
450
300
150
0
2004
2005
2006
2007

ANA

Printed on recycled paper

Printed in Japan

All Nippon Airways Co., Ltd.

ANA Fact Book 2007

Contents

目次

ANA

Domestic Passenger Market 1 | 国内線旅客マーケット1

Number of Passengers on Country Domestic Routes
国別国内線旅客数



Ranking／ランキング
Country／国
(millions 百万人)
1 U.S.A. 米国
2 China 中国
3 Japan 日本
4 Brazil ブラジル
5 Australia オーストラリア
6 Spain スペイン
7 Canada カナダ
8 U.K. 英国
9 Italy イタリア
10 Germany ドイツ
0
50
100
500

Sources: ICAO (International Civil Aviation Organization); Ministry of Land, Infrastructure and Transport, 2005
出典：ICAO(国際民間航空機関)および国土交通省(2005年)

Number of Passengers on Regular Domestic Routes
国内定期旅客数の推移



(thousands 千人)
(%)
100,000
75,000
50,000
25,000
0
80
60
40
20
0
94,490
64.3
1970
1971
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

(Years ended March 31 会計年度)

□ Number of Passengers (thousands) 旅客数(千人) ― Load Factor (%) 利用率(%)

Source: Ministry of Land, Infrastructure and Transport, *Annual Air Transport Statistics*
出典：国土交通省「航空輸送統計年報」

Number of Passengers on Domestic Routes by Airline
航空会社別国内線旅客数の推移

	Airlines 航空会社	Number of passengers (thousands) 旅客数(千人)	Revenue passenger-km (thousands) 千人キロ(千キロ)	Available seat-km (thousands) 千座キロ(千キロ)
2003	ANA	40,803 (47,133)	36,404 (40,388)	56,012 (62,565)
	JAL	20,792 (46,520)	20,243 (34,820)	29,756 (53,312)
	Others その他	35,067	27,302	43,605
	Total 合計	96,662	83,949	129,373
2004	ANA	39,515 (44,784)	35,244 (38,857)	57,056 (63,148)
	JAL	23,749 (46,427)	22,673 (34,628)	34,117 (54,206)
	Others その他	32,223	25,394	41,432
	Total 合計	95,487	83,311	132,605
2005	ANA	43,778 (44,486)	37,891 (38,454)	59,851 (60,648)
	JAL	39,003 (44,705)	35,659 (33,368)	55,958 (52,410)
	Others その他	10,958	8,236	12,662
	Total 合計	93,739	81,786	128,471
2006	ANA	44,821 (45,474)	39,157 (39,712)	60,193 (60,973)
	JAL	37,574 (43,849)	34,756 (32,911)	54,548 (51,416)
	Others その他	12,095	9,307	14,679
	Total 合計	94,490	83,220	129,420
2007	ANA	45,511 (46,471)	39,658 (40,564)	61,160 (62,414)
	JAL	37,476 (43,985)	34,966 (33,188)	54,638 (51,864)
	Others その他	12,960	10,783	16,800
	Total 合計	95,947	85,407	132,598

(Years ended March 31 会計年度)

Notes: 1. Figures for fiscal year ended March 2007 are preliminary
2. Figures before fiscal year ended March 2004 are of single companies. Figures for former Japan Air System are included in Others
3. Figures in parentheses are from annual security reports
1. 2007年3月期は速報値
2. 2004年3月期以前は各社単体の数値。旧日本エアシステムはその他に含まれる
3. ( )内の数値は、有価証券報告書記載の数値

Source: Ministry of Land, Infrastructure and Transport
出典：国土交通省

Domestic Passenger Market 2 | 国内線旅客マーケット2

Transportation Modes by Distance Zone
移動距離帯別輸送機関



(%)
100
75
50
25
0
86%
54%
15%
4%
200–300km
300–500km
500–700km
700–1,000km
1,000km–
Air 航空
Rail 鉄道
Automobile 自動車
Ship 船舶
Trunk Line Bus 幹線バス

Source: Ministry of Land, Infrastructure and Transport, 2000
出典：国土交通省（2000年）

Straight Flight Distance from Tokyo to Main Domestic Airports
東京を中心とした主要空港までの直線距離



Sapporo
札幌
1,000km
700km
500km
300km
Toyama
富山
Komatsu
小松
Tokyo
東京
Hiroshima
広島
Osaka
大阪
Nagoya
名古屋
Fukuoka
福岡
Matsuyama
松山
Kagoshima
鹿児島
Okinawa
沖縄

Number of ANA Revenue Passengers by Route / Flight Distance and Time (Fiscal Year Ended March 2007)
ANA路線別有償旅客数ランキングと距離・所要時間（2007年3月期）

		Number of ANA Revenue Passengers (thousands) ANA有償旅客数（千人）	Flight Distance (km) 飛行距離（km）	Flight Time 所要時間	(Ref.) Shinkansen (bullet train) journey time （参考）新幹線の所要時間
Tokyo–Sapporo	東京–札幌	4,092	894	1 hr. 30 min. 1時間30分	—
Tokyo–Fukuoka	東京–福岡	3,426	1,041	1 hr. 45 min. 1時間45分	4 hr. 58 min. 4時間58分
Tokyo–Osaka	東京–大阪	3,318	514	1 hr. 1時間	2 hr. 30 min. 2時間30分
Tokyo–Okinawa	東京–沖縄	2,234	1,687	2 hr. 30 min. 2時間30分	—
Tokyo–Hiroshima	東京–広島	1,503	790	1 hr. 15 min. 1時間15分	3 hr. 51 min. 3時間51分
Tokyo–Kagoshima	東京–鹿児島	1,127	1,111	1 hr. 40 min. 1時間40分	—
Tokyo–Matsuyama	東京–松山	1,028	859	1 hr. 20 min. 1時間20分	—
Tokyo–Toyama	東京–富山	978	570	1 hr. 1時間	—
Tokyo–Komatsu	東京–小松	967	528	1 hr. 1時間	·
Nagoya–Fukuoka	名古屋–福岡	863	744	1 hr. 15 min. 1時間15分	3 hr. 15 min. 3時間15分

International Passenger Market ｜ 国際線旅客マーケット

Global Air Transportation Passenger Volume
世界の航空旅客輸送の推移


Revenue Passenger-km (billions km) 有償旅客キロ (10 億キロ)
1,600
1,200
800
400
0
1,385
1,247
1,036
528
1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

(Years ended December 31 暦年)

North America 北米　Europe 欧州　Asia-Pacific アジア・パシフィック　Others その他

Source: ICAO
出典：ICAO

Number of Japanese Overseas Travelers / Number of Visitor Arrivals
出国日本人数／入国外客数の推移


(thousands 千人)
20,000
15,000
10,000
5,000
0
17,535
7,334
1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

(Years ended December 31 暦年)

Japanese Overseas Travelers 出国日本人数　Visitor Arrivals 入国外客数

Source: JNTO (Japan National Tourist Organization), Ministry of Justice
出典：JNTO (国際観光振興機構)、法務省

Number of Passengers on Regular International Flights
本邦航空会社の国際線定期便旅客数の推移


(thousands 千人)
(%)
20,000
15,000
10,000
5,000
0
80
60
40
20
0
17,676
70.1
1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

(Years ended March 31 会計年度)

Number of Passengers (thousands) 旅客数 (千人)　Load Factor (%) 利用率 (%)

Source: Ministry of Land, Infrastructure and Transport, *Annual Air Transport Statistics*
出典：国土交通省「航空輸送統計年報」

Japanese Overseas Travelers—Top 10 Destinations (2005)
各国・地域別日本人訪問者数ベスト10 (2005年)


Rank／ランク
Destinations／国・地域名
Number of Travelers (thousands) 訪問者数 (千人)
1 U.S.A. 米国
2 China 中国
3 South Korea 韓国
4 Hawaii ハワイ
5 Hong Kong 香港
6 Thailand タイ
7 Taiwan 台湾
8 Guam グアム
9 Germany ドイツ
10 Australia オーストラリア
0 1,000 2,000 3,000 4,000 5,000

Visitor Arrivals—Top 10 Regions (2005)
各国・地域別訪日外客数ベスト10 (2005年)


Rank／ランク
Regions／国・地域名
Number of Visitors (thousands) 訪日外客数 (千人)
1 South Korea 韓国
2 Taiwan 台湾
3 U.S.A. 米国
4 China 中国
5 Hong Kong 香港
6 U.K. 英国
7 Australia オーストラリア
8 Canada カナダ
9 Philippines フィリピン
10 Thailand タイ
0 400 800 1,200 1,600 2,000

Source: JNTO, Ministry of Justice
出典：JNTO、法務省

Cargo Market | 貨物マーケット

Volume of International Cargo Handled by Airport

空港別国際貨物取扱高



Rank／ランク
Airport (Code)／空港 (国名)
Cargo Handled (thousand tons) 貨物取扱高 (千トン)
1 MEMPHIS, TN (MEM) メンフィス (米国)
2 HONG KONG, CN (HKG) 香港 (中国)
3 ANCHORAGE, AK (ANC) アンカレッジ (米国)
4 SEOUL, KR (ICN) ソウル (韓国)
5 TOKYO, JP (NRT) 成田 (日本)
2,280
6 SHANGHAI, CN (PVG) 上海 (中国)
7 FRANKFURT, GE (FRA) フランクフルト (ドイツ)
8 LOUISVILLE, KY (SDF) ルイヴィル (米国)
9 SINGAPORE, SG (SIN) シンガポール (シンガポール)
10 LOS ANGELES, CA (LAX) ロサンゼルス (米国)
0
1,000
2,000
3,000
4,000

Source: Airports Council International Preliminary Rankings, April 2007
出典：ACIランキング (2007年4月)

Volume of International Cargo Freighted by Domestic Airlines

本邦航空会社の国際貨物輸送重量の推移



Cargo Volume (thousand tons) 貨物重量 (千トン)
1,600
1,200
800
400
0
1,319
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
(Years ended December 31 暦年)

Source: Ministry of Land, Infrastructure and Transport, *Annual Air Transport Statistics*
出典：国土交通省「航空輸送統計年報」

Global Cargo Transportation Volume

世界の国際貨物輸送の推移



Revenue Ton-km (million ton km) 有償トンキロ (百万トンキロ)
150,000
120,000
90,000
60,000
30,000
0
118,870
103,810
57,720
22,990
12,820
9,040
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
(Years ended December 31 暦年)
North America 北米
South America 南米
Europe 欧州
Africa アフリカ
Middle East 中東
Asia-Pacific アジア・パシフィック

Source: ICAO, *Civil Aviation Statistics of the World* (until 1999) and *Annual Report of the Council* (from 2000)
出典：ICAO, Civil Aviation Statistics of the World (1999 年まで), Annual Report of the Council (2000 年から)

Volume of Domestic Cargo Freighted by Domestic Airlines

本邦航空会社の国内貨物輸送重量の推移



Cargo Volume (thousand tons) 貨物重量 (千トン)
1,000
750
500
250
0
886
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
(Years ended December 31 暦年)

Source: Ministry of Land, Infrastructure and Transport, *Annual Air Transport Statistics*
出典：国土交通省「航空輸送統計年報」

Haneda and Narita Airports | 羽田空港と成田空港

Number of Passengers by Airport
空港別旅客数

Rank／ランク	Airport (Code)／空港(国名)	
1	ATLANTA, GA (ATL)	アトランタ(米国)
2	CHICAGO, IL (ORD)	シカゴ(米国)
3	LONDON, GB (LHR)	ロンドン(英国)
4	TOKYO, JP (HND)	羽田(日本)
5	LOS ANGELES, CA (LAX)	ロサンゼルス(米国)
6	DALLAS/FT WORTH, TX (DFW)	ダラス(米国)
7	PARIS, FR (CDG)	パリ(フランス)
8	FRANKFURT, GE (FRA)	フランクフルト(ドイツ)
9	BEIJING, CN (PEK)	北京(中国)
10	DENVER, CO (DEN)	デンバー(米国)
27	TOKYO, JP (NRT)	成田(日本)


(thousands 千人)
65,226
31,824
0
20,000
40,000
60,000
80,000
100,000

Source: Airports Council International Preliminary Rankings, April 2007
出典：ACIランキング(2007年4月)

Haneda Airport after Expansion
羽田空港の再拡張


Tokyo Bay
東京湾
New Runway: 新設滑走路 2,500m
Current International Passenger Terminal
現国際線旅客ターミナル
Runway C: C滑走路 3,000m
ANA
Passenger Terminal 2
第2旅客ターミナル
Passenger Terminal 1
第1旅客ターミナル
Connecting Taxiway
連絡誘導路
Runway A: A滑走路 3,000m
Runway B: B滑走路 2,500m
International Area
国際線地区
Tama River 多摩川

Location of Haneda Airport and Narita Airport
羽田空港と成田空港の位置関係


N
Saitama
さいたま
Tokyo
東京
Haneda Airport
羽田空港
Yokohama
横浜
Chiba
千葉
Narita Airport
成田空港
0
50
100km

Airport 空港	Distance from City Center (km) 都心からの距離(km)	Access from City Center 都心からのアクセス
Haneda 羽田	16	Monorail (approx. 22 minutes from Hammamatsu-cho) Bus, taxi, train (approx. 19 minutes from Shinagawa) モノレール(浜松町より約22分) バス、タクシー、鉄道(品川より約19分)
Narita 成田	66	Train (60 minutes) Bus (70–120 minutes), Taxi 鉄道(60分) バス(70～120分)、タクシー

Narita Airport after Runway Extension
成田空港の滑走路延伸


N
New Approach Light
進入灯の新設
Relocated Air Security Wireless Facility
航空保安無線施設の移築
New East Side Taxiway
東側誘導路の新設
▶GS(16L),ILS-DME
LLZ
(34R)
Taxiway Converted to Apron
誘導路のエプロン化
Parallel Runway Extension and Taxiway Facility
平行滑走路の延伸及び誘導路の整備
New Apron in Facility Area
整備地区エプロン新設
No. 2 PTB East Side Taxiway Facility
第2PTB東側誘導路の整備等
New Apron
エプロン新設

Aircraft Specification ｜ 機種別諸元

Item 項目		Boeing 747 ボーイング747		Boeing 777 ボーイング777				Boeing 767 ボーイング767		
Aircraft Type 機種		-400I	-400D	-200	-200ER	-300	-300ER	-300	-300ER	-300F
Number of Aircraft 機数		10	13	16	7	7	8	34	22	4
	Owned 保有機	9	12	8	4	3	5	33	10	0
	Leased リース機	1	1	8	3	4	3	1	12	4
Total Width 全幅 (m)		64.4	59.6	60.9	60.9	60.9	64.8	47.6	47.6	47.6
Total Length 全長 (m)		70.7	70.7	63.7	63.7	73.9	73.9	54.9	54.9	54.9
Maximum Height 全高 (m)		19.4	19.4	18.5	18.5	18.5	18.5	15.9	15.9	15.9
Number of Seats 装備座席数 (席)		287/323	569	415	223	524	247	279	214	—
Maximum Takeoff Weight 最大離陸重量 (kg)		394,600	271,900	202,900	293,900	233,900	394,600	131,000	184,600	186,900
Cruising Speed 巡航速度 (km/h)		910 (M.85)	910 (M.85)	890 (M.83)	890 (M.83)	890 (M.83)	890 (M.83)	880 (M.80)	870 (M.80)	870 (M.80)
Continuous Flight Distance 航続距離 (km)		12,370	3,830	4,300	13,400	4,500	13,920	3,370	10,500	6,000
Takeoff Runway Length 離陸滑走路長 (m)		3,580	2,280	1,910	3,580	2,160	3,150	1,660	2,060	2,060
Engine 発動機	Type 種類	CF6-80C2B1F	CF6-80C2B1F	PW4074	PW4090	PW4090	GE90-115B	CF6-80C2B2	CF6-80C2B6	CF6-80C2B6
	Number Installed 装備数	4	4	2	2	2	2	2	2	2
Takeoff Thrust*[1] (kg) (DHC SHP) 離陸推力*[1] (kg) (DHC機はSHP)		26,310×4	26,310×4	33,790×2	40,910×2	40,910×2	52,160×2	23,500×2	27,900×2	27,900×2

Item 項目		Airbus エアバス		Boeing 737 ボーイング737				Bombardier ボンバルディア		Fokker フォッカー
Aircraft Type 機種		A320-200	A321-100	-400	-500	-700	-700ER	DHC-8-300	DHC-8-400	50
Number of Aircraft 機数		29	3	1	25	9	1	5	14	3
	Owned 保有機	18	1	0	15	5	1	1	0	0
	Leased リース機	11	2	1	10	4	0	4	14	3
Total Width 全幅 (m)		34.1	34.1	28.9	28.9	35.8	35.8	27.4	28.4	29.0
Total Length 全長 (m)		37.6	44.5	36.4	31.0	33.6	33.6	25.7	32.8	25.3
Maximum Height 全高 (m)		11.8	11.8	11.1	11.1	12.6	12.6	7.5	8.3	8.3
Number of Seats 装備座席数 (席)		110/166	195	155	126/133	118-136	36/48	56	74	50/56
Maximum Takeoff Weight 最大離陸重量 (kg)		67,000/77,000	80,000	58,000	53,000	70,000	77,600	19,000	29,000	19,950
Cruising Speed 巡航速度 (km/h)		840 (M.77)	840 (M.77)	810 (M.74)	810 (M.74)	830 (M.78)	830 (M.78)	520	670	522
Continuous Flight Distance 航続距離 (km)		2,380/5,090	3,150	1,550	2,780	4,900	5,870/9,240*[2]	1,000	2,020	2,252
Takeoff Runway Length 離陸滑走路長 (m)		1,650/2,240	1,780	1,660	1,700	1,610	1,470/2,190*[2]	1,180	1,400	890
Engine 発動機	Type 種類	CFM56-5A1	V2530-A5	CFM56-3C1	CFM56-3C1	CFM56-7B24	CFM56-7B24	PW123B	PW150A	PW125B
	Number Installed 装備数	2	2	2	2	2	2	2	2	2
Takeoff Thrust*[1] (kg) (DHC SHP) 離陸推力*[1] (kg) (DHC機はSHP)		11,340×2	13,610×2	10,660×2	9,070×2	10,890×2	10,890×2	2,500 SHP×2	5,070 SHP×2	2,500 SHP×2

(As of March 31, 2007 2007年3月31日現在)
Performance is calculated based on ANA flight conditions. 性能算出基準はANA運航条件に基づく
Notes: 1. At maximum load 注記 1. 最大積載時
2. After installation of auxiliary tank 2. 補助タンク装備後

Total of Aircraft: 211 (Owned: 125; Leased: 86)
合計機数…211 (保有 125 リース 86)

Alliance Market Share in 2007 | アライアンス別データ

Shares by Alliance
アライアンス別シェア

Available Seat-km 座席キロ　　**Revenue Passenger-km** 旅客キロ　　**Operating Revenues** 売上高



28.9%
27.0%
21.6%
22.5%
30.9%
26.1%
20.7%
22.3%
32.6%
27.2%
20.2%
20.0%

Sources: IATA, Star Alliance
出典：IATA および Star Alliance

— Star Alliance スターアライアンス　— oneworld ワンワールド　— SkyTeam スカイチーム　— Others その他

Alliance Members
加盟航空会社一覧

Star Alliance	スターアライアンス
ANA	全日空
Air Canada	エア・カナダ
Air New Zealand	ニュージーランド航空
Asiana Airlines	アシアナ航空
Austrian Airlines	オーストリア航空
British Midland Airways	ブリティッシュ・ミッドランド航空
LOT Polish Airlines	LOT ポーランド航空
Lufthansa	ルフトハンザドイツ航空
Scandinavian Airlines	スカンジナビア航空
Singapore Airlines	シンガポール航空
South African Airways	南アフリカ航空
Spanair	スパンエアー
Swiss International Air Lines	スイスインターナショナルエアラインズ
TAP Portugal	TAP ポルトガル航空
Thai Airways International	タイ国際航空
United Air Lines	ユナイテッド航空
US Airways	US エアウェイズ

Airlines due to become members:
加盟予定会社：

Air China	中国国際航空
Shanghai Airlines	上海航空
Turkish Airlines	トルコ航空

oneworld	ワンワールド
American Airlines	アメリカン航空
British Airways	ブリティッシュエアウェイズ
Cathay Pacific Airways	キャセイパシフィック航空
Finnair	フィンランド航空
Iberia	イベリア航空
Japan Airlines	日本航空
LAN Airlines	ラン航空
Malév Hungarian Airlines	マレブ・ハンガリー航空
Qantas Airways	カンタス航空
Royal Jordanian Airlines	ロイヤルヨルダン航空

SkyTeam	スカイチーム
Aeroflot	アエロフロート ロシア航空
Aeromexico	アエロメヒコ
Air France - KLM	エールフランス・KLM オランダ航空
Alitalia	アリタリア航空
Continental Airlines	コンチネンタル航空
CSA Czech Airlines	チェコ航空
Delta Air Lines	デルタ航空
Korean Air	大韓航空
Northwest Airlines	ノースウエスト航空

Capacity Shares between Traffic Areas by Alliance
アライアンス別座席流動シェア



EUROPE 欧州
NORTH AMERICA 北米
ASIA アジア
SOUTH AMERICA 南米
Star Alliance スターアライアンス 28%
oneworld ワンワールド 21%
SkyTeam スカイチーム 32%
Others その他 19%
Star Alliance スターアライアンス 31%
oneworld ワンワールド 18%
SkyTeam スカイチーム 19%
Others その他 32%
Star Alliance スターアライアンス 33%
oneworld ワンワールド 12%
SkyTeam スカイチーム 27%
Others その他 28%
Star Alliance スターアライアンス 8%
oneworld ワンワールド 34%
SkyTeam スカイチーム 24%
Others その他 34%
Star Alliance スターアライアンス 19%
oneworld ワンワールド 22%
SkyTeam スカイチーム 29%
Others その他 30%

Sources: IATA, Star Alliance
出典：IATA および Star Alliance

Consolidated Eleven-Year Summary 1 | 連結財務サマリー 1

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31 (¥ millions, except per share data, operating statistics, number of employees, and financial ratios)

全日本空輸株式会社および連結子会社
3月31日に終了した1年間（単位：百万円、1株当たりデータ、事業データ、従業員数および財務指標を除く）

		2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
For the Year	連結損益計算書（会計年度）											
Operating revenues:	営業収入											
Air transportation[1]	航空運送事業[1]	1,248,782	1,132,664	1,066,941	997,977	992,487	978,411	1,038,284	980,503	965,982	–	–
Travel services[1]	旅行事業[1]	208,026	199,492	190,294	168,610	162,870	158,533	152,857	135,877	71,654	–	–
Hotel operations[1]	ホテル事業[1]	66,637	66,376	69,498	68,841	72,713	75,671	83,699	77,373	68,510	–	–
Other businesses[1]	その他の事業[1]	196,895	190,913	183,357	177,030	173,189	188,169	191,115	176,221	44,640	–	–
Intercompany eliminations	内部取引	(230,682)	(220,653)	(217,277)	(194,862)	(185,350)	(196,270)	(186,320)	(160,327)	(80,013)	–	–
Total	合計	1,489,658	1,368,792	1,292,813	1,217,596	1,215,909	1,204,514	1,279,635	1,209,647	1,070,773	1,080,506	1,021,742
Operating expenses:	営業費用											
Air transportation[1]	航空運送事業[1]	1,169,061	1,058,551	998,900	970,703	999,400	959,662	965,948	954,811	976,799	–	–
Travel services[1]	旅行事業[1]	206,106	196,274	187,170	166,543	162,286	158,615	151,379	132,551	71,883	–	–
Hotel operations[1]	ホテル事業[1]	61,415	61,741	69,965	69,483	73,987	76,335	79,868	73,535	65,535	–	–
Other businesses[1]	その他の事業[1]	191,281	184,123	176,375	172,339	167,865	183,181	184,717	176,439	41,503	–	–
Intercompany eliminations	内部取引	(230,395)	(220,699)	(217,371)	(195,826)	(185,032)	(196,247)	(184,520)	(159,248)	(79,786)	–	–
Total	合計	1,397,468	1,279,990	1,215,039	1,183,242	1,218,506	1,181,546	1,197,392	1,178,088	1,075,934	1,074,357	1,001,149
Air Transportation Operating Expenses Composition[1]	航空運送営業費用内訳[1]（百万円）											
Fuel and fuel tax	燃油費及び燃料税	236,128	179,827	148,584	143,620	147,399	–	–	–	–	–	–
Landing and navigation fees	空港使用料	104,281	100,488	97,720	100,692	100,075	–	–	–	–	–	–
Aircraft leasing	航空機材賃借費	87,222	86,706	94,294	94,675	82,993	–	–	–	–	–	–
Depreciation and amortization	減価償却費	81,465	67,984	61,703	56,077	53,602	–	–	–	–	–	–
Aircraft maintenance – parts and contracts	整備部品・外注費	64,272	61,410	53,080	51,639	56,882	–	–	–	–	–	–
Personnel	人件費	232,755	230,151	220,387	220,029	234,748	–	–	–	–	–	–
Sales commissions[2]	販売手数料[2]	91,645	80,274	–	–	–	–	–	–	–	–	–
Outsourcing expenses[2]	外部委託費[2]	80,992	73,442	–	–	–	–	–	–	–	–	–
Other	その他	190,301	178,269	323,132	303,971	323,701	–	–	–	–	–	–
Total	合計	1,169,061	1,058,551	998,900	970,703	999,400	959,662	965,948	954,811	976,799	–	–
Operating income (loss):	営業利益											
Air transportation[1]	航空運送事業[1]	79,721	74,113	68,041	27,274	(6,913)	18,749	72,336	25,692	(10,817)	–	–
Travel services[1]	旅行事業[1]	1,920	3,218	3,124	2,067	584	(82)	1,478	3,326	(229)	–	–
Hotel operations[1]	ホテル事業[1]	5,222	4,635	(467)	(642)	(1,274)	(664)	3,831	3,838	2,975	–	–
Other businesses[1]	その他の事業[1]	5,614	6,790	6,982	4,691	5,324	4,988	6,398	(218)	3,137	–	
Intercompany eliminations	内部取引	(287)	46	94	964	(318)	(23)	(1,800)	(1,079)	(227)	–	–
Consolidated	連結	92,190	88,802	77,774	34,354	(2,597)	22,968	82,243	31,559	(5,161)	6,149	20,593
Non-operating income (expenses)	営業外損益・特別損益	(41,126)	(36,369)	(32,095)	867	(52,224)	(30,146)	(18,954)	(54,248)	2,731	(10,540)	(7,899)
Interest and dividend income	受取利息・配当金	5,353	4,681	5,418	5,791	6,843	7,143	9,537	8,466	8,625	8,701	9,398
Interest expenses	支払利息	17,708	20,172	21,117	22,247	25,283	28,758	35,079	38,950	40,305	43,838	46,237
Income (loss) before income taxes and minority interests	税金等調整前当期純利益（純損失）	51,064	52,433	45,679	35,221	(54,821)	(7,178)	63,289	(22,689)	(2,430)	(4,391)	12,694
Net income (loss)	当期純利益（純損失）	32,658	26,722	26,970	24,756	(28,256)	(9,456)	40,286	(15,201)	(4,732)	(5,398)	4,298

Notes: 1. Travel services, hotel operations, and other businesses were included in airline-related businesses and were not disclosed separately prior to the year ended March 31, 1999.
2. Air transportation operating expenses, sales commissions, and external consignment expenses for the period before fiscal year ended March 2005 are included in "Other."

注記：1. 1998年3月以前の旅行事業、ホテル事業およびその他の事業は、航空関連事業として一括開示されていたため、各セグメントの数値は公表しておりません。
2. 2005年3月期以前の航空運送営業費用の販売手数料および外部委託費は、その他に含まれます。

Consolidated Eleven-Year Summary 2 | 連結財務サマリー 2

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31 (¥ millions, except per share data, operating statistics, number of employees, and financial ratios)

全日本空輸株式会社および連結子会社
3月31日に終了した1年間（単位：百万円、1株当たりデータ、事業データ、従業員数および財務指標を除く）

		2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
At Year-End	**連結貸借対照表（会計年度末）**											
Current assets	流動資産	422,048	530,374	421,170	463,392	355,996	407,833	419,296	443,052	396,660	343,819	281,802
Fixed assets:	固定資産											
Aircraft	航空機	583,724	492,358	497,656	461,870	437,231	445,371	441,796	389,955	349,317	343,554	327,390
Others	その他	595,811	643,105	687,182	638,978	648,674	656,252	588,249	683,713	629,432	681,052	642,743
Total	合計	1,179,535	1,135,463	1,184,838	1,100,848	1,085,905	1,101,623	1,030,045	1,073,668	978,749	1,024,606	970,133
Total assets	総資産	1,602,091	1,666,843	1,606,613	1,565,106	1,442,573	1,510,982	1,451,420	1,534,617	1,395,189	1,382,401	1,267,716
Current liabilities	流動負債	473,034	480,848	506,474	441,657	317,938	444,863	425,786	498,502	384,874	358,753	321,257
Long-term liabilities	固定負債	723,145	832,554	875,638	964,453	992,375	915,189	868,784	935,726	895,533	902,550	802,197
Total shareholders' equity	株主資本	398,223	346,309	214,284	150,086	121,954	138,641	150,500	97,456	112,315	118,031	137,759
Interest-bearing debt:	有利子負債											
Short-term debt	短期負債	158,724	149,438	204,454	206,557	83,916	221,481	175,519	268,618	197,105	169,514	146,260
Long-term debt	長期負債	590,722	696,879	737,802	825,156	861,479	796,342	760,211	843,722	807,021	818,704	717,579
Total	合計	749,446	846,317	942,256	1,031,713	945,395	1,017,823	935,730	1,112,340	1,004,126	988,218	863,839
Segment assets:	セグメント別資産											
Air transportation[1]	航空運送事業[1]	1,447,781	1,476,599	1,326,276	1,286,829	1,179,728	1,195,497	1,112,105	1,141,468	1,045,268	–	–
Travel services[1]	旅行事業[1]	51,870	50,120	45,732	39,769	37,153	37,437	38,808	21,729	17,735	–	–
Hotel operations[1]	ホテル事業[1]	143,179	150,367	117,122	113,238	111,191	146,311	140,129	214,557	196,859	–	–
Other businesses[1]	その他の事業[1]	116,548	131,675	180,850	175,762	180,789	215,917	216,431	210,685	103,006	–	–
Per Share Data (¥)	**1株当たりデータ（円）**											
Net income (loss)	当期純利益（純損失）	16.77	15.64	17.26	16.14	(18.42)	(6.17)	27.75	(10.54)	(3.28)	(3.74)	2.98
Cash Flows	**キャッシュ・フロー**											
from operating activities	営業キャッシュ・フロー	158,714	128,525	149,070	89,793	85,952	33,993	148,796	77,249	61,285	64,772	82,045
from investing activities	投資キャッシュ・フロー	(128,298)	(46,449)	(169,247)	(95,882)	(52,478)	(123,927)	(17,964)	(85,207)	(19,626)	(157,473)	(26,910)
from financing activities	財務キャッシュ・フロー	(100,897)	(3,137)	(51,600)	82,867	(63,364)	69,104	(158,359)	45,640	17,227	120,052	(59,776)
Capital expenditure	設備投資	251,926	235,580	210,180	147,644	129,863	132,408	94,391	111,269	72,928	95,617	193,035
Depreciation and amortization	減価償却費	88,610	76,201	70,446	64,236	61,852	61,337	59,333	58,441	73,420	74,474	68,265

Notes: 1 Travel services, hotel operations, and other businesses were included in airline-related businesses and were not disclosed separately prior to the year ended March 31, 1999.

注記：1 1998年3月以前の旅行事業、ホテル事業およびその他の事業は、航空関連事業として一括開示されていたため、各セグメントの数値は公表しておりません。

Consolidated Eleven-Year Summary 3 | 連結財務サマリー 3

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31 (¥ millions, except per share data, operating statistics, number of employees, and financial ratios)

全日本空輸株式会社および連結子会社
3月31日に終了した1年間（単位：百万円、1株当たりデータ、事業データ、従業員数および財務指標を除く）

		2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Operating Statistics	事業データ											
Passenger revenues:	旅客収入											
Domestic	国内線	**726,063**	685,074	658,762	644,861	646,854	662,772	672,504	653,737	654,106	–	–
International	国際線	**278,478**	229,232	210,735	176,956	185,481	169,660	207,449	180,776	174,565	–	–
Cargo revenues:	貨物収入											
Domestic	国内線	**30,574**	29,659	29,515	26,670	24,330	24,746	28,283	27,718	27,853	–	–
International	国際線	**62,195**	55,380	50,089	43,205	40,393	32,937	40,403	40,081	35,755	–	–
Available seat-km (millions):	座席キロ（百万キロ）											
Domestic	国内線	**62,414**	60,973	60,648	63,148	62,565	60,980	61,074	60,093	59,875	56,787	54,167
International	国際線	**26,607**	25,338	25,190	24,626	25,974	26,928	32,446	33,772	31,138	28,359	23,532
Revenue passenger-km (millions):	旅客キロ（百万キロ）											
Domestic	国内線	**40,564**	39,712	38,454	38,857	40,388	38,780	38,469	38,411	37,009	36,009	34,439
International	国際線	**20,145**	18,769	19,191	16,950	18,719	17,799	24,124	22,510	20,562	18,835	15,932
Load factor (%):	利用率（%）											
Domestic	国内線	**65.0**	65.1	63.4	61.5	64.6	63.6	63.0	63.9	61.8	63.4	63.6
International	国際線	**75.7**	74.1	76.2	68.8	72.1	66.1	74.4	66.7	66.0	66.4	67.7
Unit revenues[3] (¥/RPK):	ユニットレベニュー[3]（円）											
Domestic	国内線	**11.6**	11.2	10.9	10.2	10.3	10.8	11.0	10.9	10.9	–	–
International	国際線	**10.5**	9.0	8.4	7.2	7.1	6.3	6.4	5.4	5.6	–	–
Passenger yield[4] (¥/RPK):	イールド[4]（円）											
Domestic	国内線	**17.9**	17.3	17.1	16.6	16.0	17.1	17.5	17.0	17.7	–	–
International	国際線	**13.8**	12.2	11.0	10.4	9.9	9.5	8.6	8.0	8.5	–	–
Passengers (thousands):	旅客数（千人）											
Domestic	国内線	**46,471**	45,474	44,486	44,784	47,133	45,796	45,509	45,431	43,893	–	–
International	国際線	**4,552**	4,135	4,116	3,301	3,784	3,438	4,378	3,999	3,572	–	–
Cargo tons (tons):	貨物輸送重量（トン）											
Domestic	国内線	**457,914**	440,750	422,397	414,406	383,583	386,727	434,333	420,846	410,820	–	–
International	国際線	**277,571**	248,735	234,417	220,476	195,669	152,942	192,997	195,384	161,537	–	–
Mail tons (tons):	郵便輸送重量（トン）											
Domestic	国内線	**90,977**	87,513	87,272	72,700	78,354	85,382	78,166	74,754	69,444	–	–
International	国際線	**15,389**	14,252	13,764	13,590	11,237	7,264	7,881	7,499	6,453	–	–

Notes: 3. Unit revenues = passenger operating revenues (before eliminations) / available seat-km
4. Passenger yield = passenger operating revenues (before eliminations) / revenue passenger-km

注記：3. ユニットレベニュー（座席キロ当たり旅客収入）＝営業旅客収入（内部消去前）÷座席キロ
4. イールド（旅客キロ当たり旅客収入）＝営業旅客収入（内部消去前）÷旅客キロ

Consolidated Eleven-Year Summary 4 | 連結財務サマリー 4

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31 (¥ millions, except per share data, operating statistics, number of employees, and financial ratios)

全日本空輸株式会社および連結子会社
3月31日に終了した1年間（単位：百万円、1株当たりデータ、事業データ、従業員数および財務指標を除く）

		2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Number of Employees[1]	従業員数[1]（人）											
Air transportation	航空運送事業	23,877	22,170	20,797	20,530	20,882	20,489	20,608	21,165	18,894	–	–
Travel services	旅行事業	1,861	1,679	1,645	1,752	1,728	1,638	1,683	1,567	803	–	–
Hotel operations	ホテル事業	2,604	2,637	2,887	2,990	2,961	3,604	3,772	4,082	4,081	–	–
Other businesses	その他の事業	4,118	3,836	3,769	3,598	3,336	3,364	3,295	3,489	2,046	–	–
Total	合計	32,460	30,322	29,098	28,870	28,907	29,095	29,358	30,303	25,824	–	–
Financial Ratios	財務指標											
Profitability (%):	収益性 (%)											
Operating income margin	営業利益率	6.2	6.5	6.0	2.8	–	1.9	6.4	2.6	–	0.6	2.0
Net income margin	当期純利益率	2.2	2.0	2.1	2.0	–	–	3.1	–	–	–	0.4
ROA (Operating return on assets)[5]	ROA（総資本事業利益率）[5]	6.0	5.7	5.2	2.7	0.3	2.0	6.1	2.7	0.9	1.0	2.2
ROE (Return on equity)[6]	ROE（自己資本利益率）[6]	8.8	9.5	14.8	18.2	–	–	32.5	–	–	–	3.1
Efficiency (times):	効率性（倍）											
Asset turnover	総資産回転率	0.9	0.8	0.8	0.8	0.8	0.8	0.9	0.8	0.8	0.8	0.8
Safety/Stability (times):	安全性・安定性（倍）											
Current ratio	流動比率	0.9	1.1	0.8	1.0	1.1	0.9	1.0	0.9	1.0	1.0	0.9
Equity ratio (%)	自己資本比率 (%)	24.9	20.8	13.3	9.6	8.5	9.2	10.4	6.4	8.1	8.5	10.9
Debt/equity ratio	デット・エクイティ・レシオ	1.9	2.4	4.4	6.9	7.8	7.3	6.2	11.4	8.9	8.4	6.3

Notes: 1 Travel services, hotel operations, and other businesses were included in airline-related businesses and were not disclosed separately prior to the year ended March 31, 1999
5 ROA (Operating return on assets) = (operating income + interest and dividend income) / simple average of total assets
6 ROE (Return on equity) = net income / simple average of total shareholders' equity
7 The system used to collect data for cargo and passenger operations was changed in the fiscal year ended March 2005, and the data for the fiscal year ended March 2004 has also been aggregated under the new system

注記：1 1998年3月以前の旅行事業、ホテル事業およびその他の事業は、航空関連事業として一括開示されていたため、各セグメントの数値は公表しておりません。
5 ROA（総資本事業利益率）＝（営業利益＋受取利息・配当金）÷［（期首総資産＋期末総資産）÷2］
6 ROE（自己資本利益率）＝当期純利益÷［（期首自己資本＋期末自己資本）÷2］
7 2005年3月期より輸送実績ならびに運航実績を取得するシステムが変更になっており、2004年3月期の実績から新システムにより集計しています。

END